   As filed with the Securities and Exchange Commission on January 28, 1999

                                                     Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act Of 1933
                                ---------------
                        SATELLINK COMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)
                                ---------------
         Georgia                     4812                       58-1850580
     (State or other      (Primary Standard Industrial      (I.R.S. employer
     jurisdiction of       Classification Code Number)   identification number)
     incorporation or
      organization)

                           1325 Northmeadow Parkway
                                   Suite 120
                            Roswell, Georgia 30075
                                (770) 625-2599
  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                              Daniel D. Lensgraf
                            Chief Financial Officer
                        Satellink Communications, Inc.
                           1325 Northmeadow Parkway
                                   Suite 120
                            Roswell, Georgia 30075
                             Phone: (770) 625-2599
                           Facsimile: (770) 625-2651
 (Name, address, including zip code and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:
        M. Hill Jeffries, Esq.                  Jon H. Klapper, Esq.
       Scott D. Dickinson, Esq.                 William J. Ching,Esq.
          Alston & Bird LLP              Nelson Mullins Riley & Scarborough,
         One Atlantic Center                           L.L.P.
      1201 West Peachtree Street            First Union Plaza, Suite 1400
     Atlanta, Georgia 30309-3424             999 Peachtree Street, N.E.
        Phone: (404) 881-7000                Atlanta, Georgia 30309-3464
      Facsimile: (404) 881-4777                 Phone: (404) 817-6000
                                              Facsimile: (404) 817-6050
                                ---------------
  Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the Registration Statement.
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

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
                                                       Proposed
                                          Proposed      Maximum
 Title of Each Class of     Amount        Maximum      Aggregate   Amount of
    Securities to be         to be     Offering Price  Offering   Registration
       Registered        Registered(1)  per Share(2)   Price(2)       Fee
------------------------------------------------------------------------------
Common Stock, $0.01 par
 value per share.......    4,600,000       $11.00     $50,600,000  $14,067.00
------------------------------------------------------------------------------
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
(1) Includes 600,000 shares which the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(a).

                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED JANUARY 28, 1999

PROSPECTUS

                                          Shares

             [LOGO OF SATELLINK COMMUNICATIONS, INC. APPEARS HERE]

                                  Common Stock

  Satellink Communications, Inc. provides messaging and enhanced personal telecommunications services to businesses and individuals. We provide these services in smaller metropolitan areas as well as major cities in the southeastern and southwestern United States. Through our proprietary STAR*Net telecommunications platform and the use of multiple message distribution networks, we offer our subscribers an assortment of service and pricing options not readily available from many of our competitors.

  This is an initial public offering of           shares of our common stock.
Satellink is offering 4,000,000 of these shares, and our shareholders are
offering     of these shares.

  There is currently no public market for our common stock, but we have applied for the common stock to be listed on The Nasdaq Stock Market's National Market under the symbol "STLK." We expect that the initial public offering price will be between $9.00 and $11.00 per share.

  See "Risk Factors" beginning on page 9 for a discussion of factors that you should consider before you invest in our common stock.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discount...........................................   $       $
Proceeds to Satellink...........................................   $       $
Proceeds to the Selling Shareholders............................   $       $

  Satellink has granted the underwriters an option to purchase up to 600,000 additional shares of common stock to cover over-allotments.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

J.C.Bradford&Co.                                   Morgan Keegan & Company, Inc.

                                         , 1999

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    9
Use of Proceeds.....................   19
Dividend Policy.....................   20
Capitalization......................   21
Dilution............................   22
Selected Financial and Operating Da-
 ta.................................   23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   26
Business............................   37

                                                                       Page
                                                                       ----
Management............................................................  53
Certain Transactions..................................................  58
Principal and Selling Shareholders....................................  60
Description of Capital Stock..........................................  62
Shares Eligible for Future Sale.......................................  65
Underwriting..........................................................  69
Legal Matters.........................................................  70
Experts...............................................................  70
Additional Information................................................  71
Index to Consolidated Financial Statements............................ F-1

  Satellink's principal executive offices are located at 1325 Northmeadow Parkway, Suite 120, Roswell, Georgia 30075, and our telephone number is (770) 625-2599. We maintain a website on the Internet at www.satellink.net. Information contained in our website is not part of this prospectus.

  Our fiscal year ends on July 31, and references to a particular fiscal year refer to the 12 months ended on July 31 of that year. On December 8, 1998, Satellink merged with the Cape Fear Paging Companies in a transaction accounted for as a pooling of interests. All financial and operating data reflect the merger.

                               ----------------

  Unless otherwise stated, all information in this prospectus assumes that (1) the shares of common stock will be sold to the public at $10.00 per share and
(2) the underwriters will not exercise their over-allotment option.

  In addition, the information in this prospectus reflects, as of the closing of the offering:

  . the redesignation of our Class A common stock as common stock and the elimination of our Class B common stock;

  . the conversion of our Series A convertible preferred stock and Series C convertible preferred stock to common stock; and

  . the redemption of our Series D preferred stock using a portion of the net proceeds of the offering.

                               ----------------

               Special Note Regarding Forward-Looking Statements

  Some of the statements in this prospectus, including some statements in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are forward-looking statements about what may happen in the future. They include statements regarding our current beliefs, goals and expectations about matters such as our expected financial position and operating results, our business strategy and our financing plans. These statements can sometimes be identified by our use of forward-looking words such as "anticipate," "estimate," "expect," "intend," "may," "will" and similar expressions. We cannot guarantee that our forward-looking statements will turn out to be correct or that our beliefs and goals will not change. Our actual results could be very different from and worse than our expectations for various reasons, including those discussed in "Risk Factors."

               U.S. MAP SHOWING THE COMPANY'S STAR*NET LOCATIONS

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" and the financial statements and notes to the financial statements before making any decision to invest in our common stock.

                                  The Company

  Satellink is a leading regional provider of messaging and enhanced personal telecommunications services to businesses and individuals. We provide these services in smaller metropolitan areas and major cities in the southeastern and southwestern United States. Through our proprietary STAR*Net telecommunications platform and the use of multiple message distribution networks, we offer our subscribers an assortment of service and pricing options not readily available from many of our competitors. Founded in 1988, Satellink has increased its subscriber base through internal growth and acquisitions from approximately 105,700 subscribers as of July 31, 1996 to approximately 214,500 subscribers as of October 31, 1998.

STAR*Net Platform

  In 1995, we began development of our proprietary Satellink Telecommunications Application Resource Network, or STAR*Net, in anticipation of increased demand for enhanced personal telecommunications services from a single provider. Through the STAR*Net platform, which integrates readily available and relatively inexpensive hardware with our proprietary software, we offer our subscribers the following enhanced services:

  . single telephone number access to paging, voicemail, long distance and "find me" services;

  .  prepaid and postpaid long distance calling cards;

  .  inbound 1-800 service;

  . the ability to originate a phone call from within a subscriber's voicemail; and

  .  Internet e-mail delivery via alphanumeric pager.

  Each STAR*Net platform costs approximately $25,000, which is significantly less than comparable switching platforms. This allows us to offer our enhanced services in smaller markets where the implementation of a more expensive platform is not economically justified. We believe that the STAR*Net platform's scalable and flexible architecture and relatively low cost of implementation give us a competitive advantage by allowing us to quickly add and customize services. In addition, the low cost of the platform allows us to provide our integrated suite of personal telecommunications services to businesses and individuals in smaller markets not generally targeted by major providers.

  We began selling enhanced STAR*Net services in March 1998 and expect to continue capitalizing on our STAR*Net platform by marketing enhanced telecommunications services to our existing subscribers and by attracting new subscribers who might otherwise use multiple providers to fulfill their personal telecommunications needs. Currently approximately 30% of our subscribers are serviced by a STAR*Net platform. We expect approximately 75% of our subscribers to be serviced by a STAR*Net platform within the next 18 months.

Growth Strategy

  Our primary objective is to become a leading national provider of messaging and enhanced personal telecommunications services. We intend to achieve our objective by pursuing the following strategies:

 . Focus on Niche Markets.

  We target smaller metropolitan markets throughout the southeastern and southwestern United States that we believe are underserved by larger providers of personal telecommunications services who focus on more densely-populated metropolitan areas. We intend to continue implementing our niche market strategy by:

  .  opening additional offices in smaller metropolitan markets;

  . acquiring providers of paging, voicemail and other personal telecommunications services in existing and additional markets; and

  . utilizing our direct sales force to obtain new subscribers in smaller metropolitan markets.

  While we serve larger markets, smaller markets are attractive to us because we believe these markets have:

  .  reduced competition for personal telecommunications services;

  .  limited availability of competitive services; and

  .  lower market penetration rates for personal telecommunications services.

  We also focus on providing regional and national coverage, which generates higher revenue per subscriber as compared to local coverage. Approximately 18% of Satellink's paging subscribers currently utilize nationwide coverage paging services as compared to approximately 8% of total paging subscribers in the United States who used such services as of December 31, 1997. We believe this reflects our ability to serve mobile individuals who require the broad, uninterrupted coverage area we provide.

 .  Capitalize on Enhanced STAR*Net Services to Attract New Subscribers.

  We intend to attract new subscribers by continuing to aggressively market our STAR*Net services. Satellink believes that the introduction of the STAR*Net services has expanded our target market because potential new subscribers now include users of enhanced personal telecommunications services in addition to users of traditional paging and voicemail services. We also believe that businesses and individuals who currently use multiple providers for their personal telecommunications needs will be attracted to Satellink because we are able to provide them with a suite of services and a single bill for all of their services. During the three-month period ending October 31, 1998, approximately 50% of new STAR*Net subscribers selected enhanced services in addition to traditional messaging services.

 .  Expand Subscriber Base Through Acquisitions.

  Satellink intends to continue increasing our subscriber base and our opportunities to cross-market STAR*Net services by identifying and acquiring providers of paging, voicemail and other personal telecommunications services. Based on our experience acquiring and integrating 13 paging and voicemail operators since January 1996, we believe that acquisitions will generate cost savings through increased purchasing power for equipment and airtime and other resulting economies of scale. Satellink intends to continue to focus on smaller acquisition candidates because we expect larger providers to focus increasingly on internal growth and larger acquisitions, decreasing competition for smaller acquisition candidates.

 . Cross-Market an Integrated Suite of STAR*Net Services to Existing and Acquired Subscribers.

  We intend to continue cross-marketing STAR*Net services to our existing and acquired subscribers. We believe that our subscribers are mobile individuals who are likely to use multiple personal telecommunications services. We believe these subscribers are more likely to purchase these services from us because:

  . we own our subscribers' access numbers and offer them the ability to change service plans and coverage areas without changing access numbers;

  . we have developed a proprietary unified billing system that enables us to provide our subscribers with a single bill for all of our personal telecommunications services; and

  . our subscribers are familiar with us and have purchased services from us in the past.

 .  Expand the Suite of STAR*Net Services.

  Satellink intends to develop new STAR*Net services and offer them along with existing STAR*Net services. These combined services will constitute a unified messaging platform and provide us with additional cross-marketing opportunities to existing and new subscribers. Services under development include:

  .  Internet-based conference calling;

  .  local access voicemail between cities;

  .  text-to-speech playback of e-mail messages; and

  .  narrowband PCS.

Acquisitions

  Acquisitions have contributed significantly to Satellink's growth. The following table provides a summary of acquisitions in which Satellink acquired more than 5,000 subscribers. We paid an aggregate cash consideration of approximately $34.0 million and issued approximately 2.5 million shares of our common stock in connection with these acquisitions.

                                                           Date      Approximate Number
Name of Acquired Company           Locations             Acquired      of Subscribers
------------------------  ---------------------------- ------------- ------------------
Cape Fear Paging          Nashville and Jackson, TN,   December 1998       59,000
 Companies..............  Raleigh and Fayetteville, NC

Hyde's Stay in Touch,     Shreveport, Monroe and       May 1998            39,000
 Inc. ..................  Alexandria, LA

Premier Paging, Inc. ...  Baton Rouge, New Orleans,    April 1998          10,000
                          Denham Springs and
                          Hammond, LA

Message World...........  Atlanta, GA                  February 1997        5,300

C.R., Inc. .............  Dallas, TX                   May 1996            10,500

Atlanta Voice Page,       Atlanta, GA                  February 1996       11,500
 Inc. ..................

  Since January 1996 we have completed seven additional acquisitions for an aggregate consideration of approximately $3.0 million. Through these acquisitions we acquired approximately 8,900 paging subscribers, generally in smaller metropolitan markets. Satellink is currently engaged in preliminary discussions with several other acquisition candidates, but we do not have any binding commitments to acquire any of these candidates. See "Risk Factors -- We Cannot Guarantee That Our Acquisitions Will Be Successful" and "Use of Proceeds."

                                  The Offering

Common stock offered by Satellink.........   4,000,000 shares

Common stock offered by the selling                    shares
shareholders..............................

Common stock to be outstanding after the    11,164,220 shares
offering..................................

Use of proceeds...........................  To repay indebtedness and redeem our Series D preferred stock

Proposed Nasdaq National Market symbol....  STLK

                      Summary Financial and Operating Data

  You should read the following summary historical and pro forma financial and operating data of the Company in conjunction with "Use of Proceeds," the Company's consolidated financial statements and related notes, including the unaudited interim and pro forma consolidated financial information, and other financial information which appears later in this prospectus.

                                                                               Three Months
                                 Years Ended July 31, (1)                  Ended October 31, (1)
                          ------------------------------------------  ---------------------------------
                                                                                             Pro Forma
                                                           Pro Forma                        As Adjusted
                            1996       1997       1998     1998 (2)     1997       1998      1998 (3)
                          ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                  (Dollars in thousands, except per share data and ARPU)
Consolidated Statement
 of Operations Data:
Service, rent and
 maintenance revenue....  $  21,285  $  31,194  $  37,339  $  40,639  $   8,858  $  10,813  $   10,813
Product sales...........      1,836      2,315      2,322      3,386        492        835         835
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Total revenues.........     23,121     33,509     39,661     44,025      9,350     11,648      11,648
Cost of products sold...     (1,396)    (1,968)    (1,515)    (2,684)      (341)      (644)       (644)
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Net revenues...........     21,725     31,541     38,146     41,341      9,009     11,004      11,004
Operating expenses......     17,004     25,368     28,858     30,243      6,835      8,040       8,040
Depreciation and
 amortization...........      2,222      4,181      5,130      5,793      1,157      1,350       1,350
Research and
 development............        440         --         --         --         --         --          --
Fixed asset impairment..         --         --        834        834         --         --          --
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
Operating income........      2,059      1,992      3,324      4,471      1,017      1,614       1,614
Other income (expense)
 .......................        (17)       494        695        966         42        242         242
Interest expense........       (909)    (2,289)    (3,832)    (4,788)      (704)    (1,205)       (458)
Amortization (accretion)
 of stock warrants (4)..       (854)    (1,773)      (450)      (450)       618        526          --
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
Income (loss) before
 income tax expense,
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............        279     (1,576)      (263)       199        973      1,177       1,398
Income tax expense......        578        390        630        630        178         60         531
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
Income (loss) before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............       (299)    (1,966)      (893)      (431)       795      1,117         867
Extraordinary loss on
 early retirement of
 debt (5)...............       (132)        --         --         --         --         --          --
Cumulative effect of
 change in accounting
 principle..............         --         --       (629)        --         --         --          --
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
 Net income (loss) .....       (431)   (1,966)     (1,521)      (431)       795      1,117         867
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
Preferred stock
 dividends..............        334        439        631        631        110        254          --
                          ---------  ---------  ---------  ---------  ---------  ---------  ----------
Net income (loss)
 attributable to common
 shareholders...........  $    (765) $  (2,405) $  (2,152) $  (1,062) $     685  $     863  $      867
                          =========  =========  =========  =========  =========  =========  ==========
 Allocation to Class A
  common stock..........  $    (739) $  (2,383) $  (2,151) $  (1,062) $     684  $     863  $      867
 Allocation to Class B
  common stock..........        (26)       (21)        (1)        --          1         --          --
Net income (loss) per
 share (6):
 Loss from extraordinary
  item -- basic:
 Class A common stock...  $   (0.03) $      --  $      --  $      --  $      --  $      --  $       --
 Class B common stock...      (2.23)        --         --         --         --         --          --
 Loss from cumulative
  effect of change in
  accounting principle:
 Class A common stock...  $      --  $      --  $   (0.11) $      --  $      --  $      --  $       --
 Class B common stock...         --         --      (9.59)        --         --         --          --
 Net income (loss)
  attributable to common
  shareholders -- basic:
 Class A common stock...  $   (0.15) $   (0.47) $   (0.39) $   (0.19) $    0.12  $    0.15  $     0.08
 Class B common stock...     (12.90)    (39.36)    (32.77)        --      10.58         --          --
 Net income (loss)
  attributable to common
  shareholders --
   diluted:
 Class A common stock...  $   (0.15) $   (0.47) $   (0.39) $   (0.19) $    0.10  $    0.12  $     0.07
 Class B common stock...     (12.90)    (39.36)    (32.77)        --       8.31         --          --
 Weighted average common
  shares outstanding --
   basic:
 Class A common stock...  4,841,962  5,117,657  5,545,168  5,545,168  5,486,730  5,588,296  11,164,220
 Class B common stock...      2,013        535         22         22         77         --          --
 Weighted average common
  shares outstanding --
   diluted:
 Class A common stock...  4,841,962  5,117,657  5,545,168  5,545,168  8,076,696  8,301,000  12,312,848
 Class B common stock...      2,013        535         22         22         77         --          --

                                                    At October 31, 1998 (1)
                                                    ---------------------------
                                                                 Pro Forma As
                                                     Actual      Adjusted (3)
                                                    -----------  --------------
Balance Sheet Data:
Working deficit.................................... $    (1,380)   $    (1,380)
Property and equipment, net........................      19,100         19,100
Total assets.......................................      64,658         64,658
Long term debt, less current maturities............      44,190         12,390
Total shareholders' equity (deficit) ..............      (5,411)        38,762

                                                                            Three Months
                                Years Ended July 31, (1)                Ended October 31, (1)
                          ---------------------------------------  --------------------------------
                                                                                       Pro Forma As
                                                        Pro Forma                        Adjusted
                            1996      1997      1998      1998       1997      1998      1998 (3)
                          --------  --------  --------  ---------  --------  --------  ------------
Other Data:
Cash provided by
 operating activities...  $  4,189  $  4,523  $  5,440  $  8,198   $    429  $  1,382    $  1,658
Cash used in investing
 activities.............   (15,329)  (14,354)  (29,809)  (16,055)    (2,617)   (2,548)     (2,548)
Cash provided by financ-
 ing activities.........    11,972     9,288    24,241     7,729      1,837       826         551
Adjusted EBITDA (7).....     4,265     6,668     9,984    12,063      2,216     3,206       3,206
Adjusted EBITDA margin
 (8)....................      19.6%     21.1%     26.2%     27.4%      24.6%     29.1%       29.1%
Subscribers (end of pe-
 riod)..................   105,748   146,717   207,067   207,067    149,290   214,533     214,533
Average revenues per
 unit (9)...............  $  22.14  $  20.82  $  17.97  $  19.48   $  21.29  $  17.40    $  17.40
Capital expenditures....  $ (4,930) $ (5,393) $ (8,831) $ (8,831)  $ (2,032) $ (2,483)   $ (2,483)
Cash dividends and dis-
 tributions (10)........      (334)     (450)     (519)      --        (179)     (332)        --

--------
 (1) On December 8, 1998, a subsidiary of Satellink merged with the Cape Fear Paging Companies in a transaction accounted for as a pooling of interests. We have included the results of operations of the Cape Fear Paging Companies for all periods shown.
 (2) The pro forma statements of operations and other data reflect the acquisition of Hyde's Stay In Touch, Inc. and its affiliated company as if it had occurred at the beginning of the periods presented. The pro forma financial information does not represent what Satellink's results of operations would have been if the acquisition had occurred on such date, nor does it indicate our future financial position or results of future operations. The pro forma adjustments are based on currently available information and certain assumptions that we believe are reasonable.
 (3) Adjusted to reflect our sale of 4,000,000 shares of common stock and the application of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."
 (4) Represents a non-cash expense, calculated pursuant to a formula based on Satellink's Adjusted EBITDA, associated with the put feature of the warrants issued by Satellink to Bank Austria Creditanstalt, a lender under Satellink's senior credit facility. The put feature of the warrants will be canceled upon the closing of the offering.
 (5) As a result of early retirement of debt in fiscal 1996, the Company recorded a loss of $132,000, net of income taxes.
 (6) Basic and diluted net income (loss) per share under the two class method are computed separately for holders of Class A and Class B common stock using the weighted average number of shares of Class A and Class B common stock outstanding. Diluted net income (loss) per share differs from basic net income (loss) per share only for periods in which earnings are positive. Net income (loss) attributable to Class A and Class B shareholders is allocated based on the extent each class shares in Satellink's income or loss. The Class A and Class B common shareholders receive dividends at a ratio of 1:84.5. For the calculation of basic and diluted net income (loss) per share, see our consolidated statements of operations. See also "Capitalization."
 (7) Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, fixed asset impairment, amortization (accretion) of stock warrants, extraordinary item and the cumulative effect of a change in accounting principle. Adjusted EBITDA is a measure of financial performance that is often used to compare companies on the basis of liquidity, capital resources and leverage and to determine a company's ability to service debt. Adjusted EBITDA also is one of the financial measurements used to determine whether we are in compliance with the covenants of our senior credit facility. However, Adjusted EBITDA should not be considered in isolation or as an alternative to net income (loss), operating income, cash provided by operating activities or any other measure of performance under generally accepted accounting principles. Adjusted EBITDA may be calculated differently by different companies. Thus, Adjusted EBITDA as presented may not be comparable to Adjusted EBITDA or other similarly titled measures reported by other companies. Adjusted EBITDA for fiscal 1996 excludes $440,000 related to research and development expenses.
 (8) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenues.
 (9) Average revenues per unit, or ARPU, equals the net revenues for a given period divided by the average number of subscribers during such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."
(10) For all periods other than the pro forma periods, cash dividends and distributions consist of cash paid as dividends on our Series A preferred stock, Series C preferred stock and Series D preferred stock. No dividends have been paid on our common stock. See "Dividend Policy."

                                 RISK FACTORS

  An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors before purchasing our common stock.

We Cannot Assure You That We Will Effectively Manage Our Growth

  Satellink has experienced substantial increases in revenue and personnel in recent years. This growth has strained our administrative, technical and financial resources. Future growth could further strain our resources.

  Our future operating results will depend heavily on our ability to manage our business in the face of our growth and changing industry conditions. If we do not respond appropriately to growth and change, the quality of our services, our ability to retain key personnel and our business in general could be negatively affected. For example, a particular problem we face is predicting growth in network usage and the capacity necessary to support our networks. If we do not correctly predict the growth in network usage and required capacity, our business, financial condition and operating results could be negatively affected.

We Cannot Guarantee Our Acquisitions Will Be Successful

  Much of Satellink's recent growth is due to acquisitions, and we are continually evaluating possible future acquisitions. However, acquisitions involve many risks that could negatively affect our business, financial condition or operating results, including:

  .  problems integrating the operations of the acquired company;

  .  diversion of management's attention;

  .  potential problems as we enter into new markets;

  .  loss of key employees or subscribers;

  .  the potential dilution of common stock;

  .  incurrence of debt held by the acquired company;

  .  assumption of known or unknown liabilities;

  . incurrence of amortization expenses relating to goodwill and other intangible assets; and

  .  unexpected transaction expenses.

  On December 8, 1998, we completed the merger of Cape Fear Paging Company of North Carolina, Cape Fear Paging Company and CF Paging Corporation with our wholly-owned subsidiary. We issued the former shareholders of these three companies (which we refer to as the Cape Fear Paging Companies) a total of 2,533,893 shares of Satellink common stock in exchange for their Cape Fear shares. This acquisition was the largest acquisition that we have made to date. We cannot guarantee that Cape Fear and Satellink will be successfully integrated or that the integration will be done on a timely basis. We cannot guarantee that we will complete any future acquisitions.

We Have A History Of Net Losses

  We have experienced significant growth in revenues in recent fiscal years, and we were profitable for the quarter ended October 31, 1998. However, we incurred the following net losses for each of the last four fiscal years:

        1998...................................... $1.5 million
        1997...................................... $2.0 million
        1996...................................... $    430,000
        1995...................................... $    330,000

  We cannot guarantee that we will be profitable. Our profitability depends on many factors, including:

  .  maintaining our subscriber base;

  .  attracting new subscribers; and

  .  effectively implementing our business strategies.

We Must Adapt To Changes In Technology

  The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. Also, subscriber needs frequently change, and competitors constantly introduce new services. To be successful, we must use leading technologies effectively, continue developing our technical expertise, enhance our existing services, develop new services and meet changing subscriber needs on a timely and cost-effective basis. We also expect our services to compete against the following new products and technologies:

  . notebook computers equipped with sound cards, fax modems and cellular modems;

  .  portable and wireless Internet appliances;

  .  personal digital assistants or personal communications systems phones;
     and

  .  unified messaging platforms.

  Development of new services requires us to design and successfully integrate new technologies into our STAR*Net platform. Several of our competitors have introduced services that are functionally similar to our STAR*Net services. We cannot guarantee that present or potential subscribers will accept our new STAR*Net services or that they will not choose to use our competitors' services. If we cannot develop new products and services on a timely basis, our business, financial condition and operating results could be negatively affected.

We Have Only Limited Experience With STAR*Net Services

  We have limited experience in developing and marketing STAR*Net services, as well as establishing new networks and replacing existing networks with the STAR*Net platform. Because of our inexperience with STAR*Net services, we may experience unexpected delays or problems in developing and marketing new services, replacing existing networks or establishing new networks. We also may have problems transferring subscribers from existing networks to the STAR*Net platform. Our inexperience with the STAR*Net platform may negatively affect our business, financial condition and operating results.

The Telecommunications Service Industry Is Very Competitive

  The telecommunications service industry is very competitive and subject to rapid technological change. We expect competition to increase in the future. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater resources than we have. We may not compete successfully against current or future competitors, and the competitive pressures that we face may negatively affect our business, financial condition and operating results.

  We attempt to differentiate ourselves from our competitors by offering an integrated group of telecommunications services. However, certain of our competitors offer many of the same services and service combinations. For example, Premiere Technologies, Inc. offers bundled telecommunications services similar to ours. In addition, Octel Communications Corporation and Microsoft Corporation recently announced a service called "Unified Messenger," which places all voicemail, e-mail and fax messages in a single mailbox that is accessible by telephone or computer. Some of the services our competitors offer include:

Service                                             Competitors
-------                                             -----------
Paging............................ Air Touch Communications, Inc.
                                   Arch Communications, Inc.
                                   Metrocall, Inc.
                                   Mobile Media Communications, Inc.
                                   Page Mart, Inc.
                                   Paging Network, Inc.
                                   Sky Tel Corporation
Voicemail......................... AT&T Corporation
                                   Boston Technology, Inc.
                                   Centigram Communications Corporation
                                   Digital Sound Corporation
                                   Octel Communications Corporation
                                   Northern Telecom, Inc.
                                   Regional Bell Operating Companies
                                   Siemens Business Communications Systems, Inc.
Mobile Communications............. AT&T Corporation
                                   MCI WorldCom, Inc.
                                   Smaller interexchange long distance providers
                                   Sprint Corp.

  On February 8, 1996, President Clinton signed into law the Telecommunications Act of 1996, or the 1996 Act. The new law allows Regional Bell Operating Companies, or RBOCs, to provide long distance telephone service between Local Access and Transport Areas, or LATAs. The 1996 Act probably will significantly increase competition for long distance services. In addition, the new legislation gives the Federal Communications Commission authority to deregulate other aspects of the telecommunications industry. Possible FCC deregulation could include allowing the RBOCs to offer an integrated group of information and telecommunications services to customers. If the FCC approves this type of deregulation, our competition will further increase and our business, financial condition and operating results could be negatively affected.

  Telecommunications companies compete primarily based on price. In addition, major long distance carriers and paging companies conduct extensive advertising campaigns to attract customers. If these competitors decrease their rates or otherwise attract our subscribers, we could be at a competitive disadvantage. We expect other companies to develop and market information and telecommunication platforms similar to ours, which could further increase competition. We also expect that the telecommunications industry will continue to attract new competitors and new technologies, which could put us at a further disadvantage.

Market Acceptance Of Personal Telecommunications Services Remains Uncertain

  Our success depends upon our subscribers' and potential subscribers' acceptance of our present and future services. Our personal telecommunications services integrate the functions of telephones and computers. Satellink's services are different from traditional methods of communication and require that users be open to new ways of communicating. We believe that broad acceptance and use of our services depends on ease of use, price, reliability, quality of service, system security and functionality. In addition, we must effectively market and distribute our services. If demand for our services declines or we fail to attract new subscribers, our business, financial condition and operating results could be negatively affected.

Our Services Depend On Networks, Switching Facilities And The STAR*Net
Platform

  We rely on our own network, third-party networks, our switching facilities and the STAR*Net platform to offer our services. A fire, act of sabotage, technical failure, natural disaster or similar event could impact the networks, facilities and platforms and cause an interruption in our services. For example, on May 18 and 19,

1998, the Galaxy 4 satellite owned by PanAmSat malfunctioned. PanAmSat transmits paging messages for a majority of the pagers in use in the United States. The satellite malfunction interrupted paging service of up to 40 million subscribers in the United States, including approximately 25% of our subscribers. Future technical malfunctions of our own network, third-party networks, our switching facilities or the STAR*Net platform could disrupt service on a larger scale.

  We have switching facilities and STAR*Net platforms in 16 locations in the southeastern and southwestern United States. Our network services depend on our ability to protect the equipment and data at these locations. To do so, we have implemented monitored security systems, controlled access procedures, automated data backup, uninterruptable power supply systems and automated system trouble alerts at all of our locations. However, these safeguards offer no guarantee that our equipment and data will be protected.

We Depend On CUE Paging Corporation To Maintain Its Network

  Our FM subcarrier paging network is located in Alabama, Georgia, Kentucky and Tennessee and is linked with the CUE nationwide FM subcarrier paging network. We deliver nationwide paging service through this network, and we depend upon CUE to maintain and develop its paging network. CUE is not obligated to upgrade or further develop its network to accommodate new technologies or subscribers. We estimate that the CUE network now operates at approximately 60% of capacity. Assuming that historical growth rates on the CUE network continue as they have in the past and that CUE continues to maintain its network, we estimate that the CUE network can accommodate our projected subscriber growth for the next five years. However, our estimate of the capacity of the CUE network and our projections concerning subscriber growth could be inaccurate. If our estimates are incorrect or if CUE fails to maintain or upgrade its network, our business, financial condition and operating results could be negatively affected.

Subscribers May Reject Our FM Pagers Because Of Technology Limitations

  The cost of pagers varies, based in part on their messaging capability and whether they utilize traditional or FM paging technology. Our FM pagers receive only numeric messages at this time, and they are more expensive and approximately 50% larger than traditional pagers. Our present or potential subscribers may decide not to accept the inherent limitations of our FM pagers, or another company may develop a superior FM pager that we cannot purchase at competitive prices. In these instances, our ability to attract and retain subscribers would be negatively affected.

Many Factors May Affect Our Operating Results And Cause Potential Fluctuations In Our Quarterly Results

  Our future results depend on a number of factors, including:

  .  subscribers' acceptance of our new and enhanced services;

  .  changes in laws and regulations that affect our business;

  .  the timing of the introduction of new services;

  .  the number, size and successful integration of acquired companies;

  .  competitive pricing pressures; and

  .  general economic and seasonal conditions.

  Quarterly revenues and expenses are difficult to predict because the market for our services is rapidly evolving. Our expense levels are based, in part, on our expectations about future revenues. If our actual revenue levels do not meet our projections or if our expenses exceed our projections operating results will likely be negatively affected. Due to many factors, we believe that period-to-period comparisons of our business are not necessarily meaningful. Because our industry changes so quickly, our operating results in future quarters could be below the expectations of public market analysts and investors. If we do not meet these expectations, our stock price could fall significantly.

Our Success Depends Upon Our Ability To Attract And Retain Key Personnel

  Our success depends significantly upon the continued employment of our President and Chief Executive Officer, Jerry W. Mayfield. Our success also depends on our ability to attract and retain highly qualified engineering, product development and marketing personnel. In our industry, competition is intense for the recruitment of highly qualified engineering and product development personnel. In addition, turnover of sales and marketing personnel is high. We may not recoup the costs of training sales and marketing representatives if they leave after a short time of employment. We may not successfully retain or integrate existing personnel or identify and hire additional personnel. If we lose the services of key personnel or are unable to attract additional qualified personnel, our business, financial condition and operating results could be negatively affected.

Failure To Obtain Year 2000 Compliance May Negatively Affect Our Business

  The Year 2000 issue is the result of potential problems with computer systems or any equipment with computer chips that store dates as two digits rather than four (e.g., "99" for 1999). On January 1, 2000, these systems and equipment may read "00" as the year 1900 instead of the year 2000. This problem could result in an interruption in, or failure of, certain of our normal business activities and operations.

  We have analyzed the Year 2000 issue with respect to both the software we use to provide our services and our computerized information and operating systems. Based on discussions with our software vendors and our own assessment of our systems, we believe that minimal additional work is necessary to ensure that our software and systems are Year 2000 compliant. We expect to fully complete all Year 2000 modifications by October 1999, which should leave us adequate time to correct any additional problems that may arise. We do not believe that the costs necessary to resolve the known Year 2000 problems will be material to our operating results. If our projected timetable or cost estimates are incorrect, our business, financial condition and operating results could be negatively affected.

  We are also discussing the Year 2000 issues with our significant subscribers and suppliers. If they are unprepared for Year 2000 problems, our business activities and operations could be negatively affected. We are not yet certain to what extent our significant subscribers and suppliers are Year 2000 compliant. If their systems are not timely converted or if their converted systems are not compatible with ours, our business, financial condition and operating results could be negatively affected.

Our Software May Contain Undetected Errors

  Our software may contain undetected errors. Although we test our software before placing it on our network, we may discover errors in the future. Software errors could result in a partial or total failure of our network. In addition, the cost to fix the errors or to further develop the software could be high. Our revenues could decrease because of subscribers' inability to use the network or their decisions to cancel their subscriptions because of problems caused by the errors.

We Depend On Other Telecommunications Providers

  We depend on other carriers for transmission of our subscribers' long-distance calls and the majority of our paging data. Our agreements with our carriers are generally for three-year terms but are subject to early termination. Some contracts also contain minimum purchase requirements. In addition, we depend on local exchange carriers for call origination and termination. Our ability to maintain and expand our business depends in part on our ability to enter into favorable contracts with long-distance and paging carriers. Our success also depends on interexchange and local exchange carriers originating and terminating our service in a timely manner. The partial or total loss of our ability to initiate or terminate calls would result in a loss of revenues and could lead to a loss of subscribers.

Unauthorized Transactions And Bad Debt May Negatively Affect Our Business

  By unlawfully using the access numbers and PINs of authorized users, various people have occasionally gained unauthorized access to our network and services. Although the STAR*Net platform is designed to detect and control unauthorized use, our business, financial condition and operating results could be negatively affected by large amounts of unauthorized use. In addition, large amounts of unauthorized use may force us to write-off significant amounts of bad debt.

Federal, State And Local Regulations May Affect Our Financial Condition And Ability To Compete

 STAR*Net Services

  Various regulatory factors affect our financial performance and ability to compete. We are subject to regulation by the Federal Communications Commission, or FCC, and to entry and rate regulation by various state public service and utility commissions, as well as state and local laws relating to the placement of antenna structures. Present FCC rules require interexchange carriers to permit resale of their transmission services. FCC rules also require equal access by interexchange carriers to most local exchange facilities. In the event that these FCC rules are changed, we could be negatively affected.

  We are generally required to maintain certifications from state public utility commissions in order to provide intrastate long-distance services. Consequently, if we fail to maintain our certifications, public utility commissions could take regulatory action against us, which could negatively affect our business, financial condition and operating results.

  The 1996 Act is intended to increase competition in the local and long-distance telecommunications markets. The 1996 Act opens competition in the local services market and protects new competitors from unfair competition by local exchange carriers, including RBOCs. RBOCs may provide long-distance service outside of their local service territories but cannot offer in-region inter-LATA long-distance services until they satisfy certain conditions. An RBOC must apply to the FCC to provide in-region inter-LATA long-distance services and satisfy a set of criteria to show that it has opened its own local service territory to competition. The FCC may soon approve some RBOCs' applications to provide in-region inter-LATA long-distance services. As a result, we may soon face increased competition. In addition, we may be subject to additional regulatory requirements and costs because of the 1996 Act, including:

  .  universal services assessments;

  .  access charge assessments;

  .  payphone compensation surcharges;

  .  local number portability charges; and

  .  cost recovery assessments.

 Paging Operations

  Federal Regulation. Our paging operations are subject to FCC regulation under the Communications Act of 1934, or the Communications Act. We hold FCC licenses to use the radio frequencies necessary to conduct our paging operations. The FCC licenses set forth the technical parameters for each station under which we are authorized to operate, such as location, frequency, signal, strength and tower height.

  License Grant and Renewal. Our FCC licenses are for varying terms of up to 10 years. The license expiration dates are staggered, and only a portion of the licenses expire in any particular calendar year. At the end of the license term, we must file a license renewal application with the FCC. Licenses in the paging services normally enjoy a "renewal expectancy," unless a competitor demonstrates that the licensee has not operated the station in conformance with FCC rules or that the licensee has not provided adequate service to the public. Challenges by competitors are rare, and we believe our licenses will be renewed in the normal course. However, a competitor could file a competing application or the FCC could decide not to renew our licenses. In addition, the FCC has the authority to restrict the operations of licensed radio facilities or, following a hearing under the Communications Act, revoke or modify radio licenses. None of our licenses have ever been revoked or modified involuntarily.

  FCC Regulatory Developments. The FCC may, at any time, require auctions for new or existing services prior to the award of any license. Because of this possibility, we cannot be certain that we will be able to obtain additional frequencies or expand existing paging networks into new services areas.

  In March 1994, the FCC adopted rules pursuant to which it auctions licenses for blocks of spectrum on a "market area basis." The winner of the license can use a certain frequency or group of frequencies throughout a defined geographic area, such as a Rand-McNalley Basic Training Area or Major Trading Area. The licensee may construct and operate transmitters throughout the defined area without FCC licensing of individual stations, although in some instances existing users of the designated frequencies must be protected or given alternative means of communication. The FCC has completed auctions to license various radio services on a market area basis, including narrowband PCS or two-way paging and broadband PCS. Successful bidders have made large auction payments to win the spectrum block.

  We have the option of participating in the market area licensing auctions for paging services. It is anticipated that the auction for the 900 MHz paging bands will be scheduled during 1999. The lower paging bands, such as the exclusive 150 and 450 MHz frequencies, probably will be auctioned in 1999 or 2000. We believe that most bidders will be larger carriers with significant resources to develop large regional systems. The FCC currently is not proposing to auction the shared private carrier frequencies that it licenses.

  On February 8, 1996, the FCC announced a freeze on applications for new and modified transmitter facilities in paging services. The FCC temporarily lifted the freeze to permit filings of expansion applications by existing paging carriers. The FCC indicated that it would not process any expansion applications filed after July 31, 1996 for paging systems licensed on exclusive paging frequencies and has now dismissed those applications. The FCC also dismissed any pending application that was mutually exclusive with another pending application due to the possibility of harmful electrical interference. However, the FCC is accepting expansion applications from incumbent licensees with respect to shared paging channels, e.g. 462.850 MHz. Therefore, although we are licensed on a particular shared frequency at a particular site in Georgia, we could expand our paging system throughout the southeastern United States or elsewhere. However, this method cannot be used to expand our paging system licensed on exclusive frequencies under the FCC rules. The only way to expand that paging system is by acquiring existing stations upon prior FCC approval, which we did during 1998.

  The FCC has fully implemented its rules classifying the services offered by paging carriers as either Commercial Mobile Radio Services, or CMRS, or Private Mobile Radio Services, or PMRS. Paging licensees previously were classified as "common carriers" or "private carrier paging carriers." The new FCC rules aim to reduce the disparate regulatory treatment given to similar mobile services. Our paging services are classified as CMRS under the new rules because our radio facilities are interconnected to the public switched telephone network and our services are provided to the general public for profit. We believe that the new parity rules will remove some regulatory advantages that we and other private carriers previously received. Some disparities still exist between the exclusive frequencies and the shared frequencies licensed by the FCC. These disparities can affect our ability to respond timely to subscriber demands. Specifically, we will only be able to expand our exclusive paging channel coverage through the acquisition of another carrier's station on the same channel or by winning the bid in an upcoming paging auction. The paging auctions will feature "overlay" licenses, and the winning bidder will be required to protect existing licensees in the designated service area. If we win the bids for our areas, we will be able to expand our coverage in the licensed market areas without further FCC approval (except in certain circumstances where, for instance, an environmental assessment is required). If we do not win the bids, we will not be able to expand our existing coverage. However, the winning bidders would have to protect our existing areas from interference.

  Our FM subcarrier paging system is separate and distinct from our paging facilities discussed above. Although the FCC requires us and other carriers to file applications before beginning service on "leased subcarrier facilities of broadcast stations," these applications are not included in the FCC's freeze on applications for paging systems. Therefore, we can expand our FM subcarrier paging systems if we need to do so.

  The 1996 Act could have both positive and negative impacts on our business. The proposed federal guidelines regarding antenna siting issues could remove local and state barriers to the construction of communications facilities. In addition, the local and state restrictions are now being litigated in the courts and debated in Congress, and could be changed as a result of those processes. Our cost of acquiring necessary communications services and facilities could decrease if competition in the local exchange and interexchange industries increased. However, some provisions of the 1996 Act could place additional burdens on us or subject us to increased competition. These potentially harmful aspects of the 1996 Act include provisions regarding:

  .  common carrier interconnection;

  .  pay phone rates;

  .  enhanced 911 (E-911);

  .  telephone number portability;

  .  equal access;

  .  assignment of new area codes;

  .  universal service fund contributions;

  .  telephone repay service fund contributions;

  .  resale requirements; and

  .  auction authority.

  Federal Aviation Administration regulations indirectly affect paging carriers. Proposed antenna sites may require FAA approval, and the tower owner usually is the party responsible for obtaining the approval. If FAA approval is required, the FCC will not grant an application for new or modified facilities until the FAA approves the antenna structure.

  Recently the FCC issued stricter guidelines regarding radio frequency radiation hazards. Most paging facilities generally will be categorically exempt if the base station and antenna system meet specific criteria governing power and antenna height. If the base station does not meet the exemption criteria, we will have to modify the facility or move to another antenna structure. Our choices for relocation will be limited to sites within our service area if an exclusive paging channel is involved. However, we can move freely with respect to our shared paging frequencies if we have FCC approval, which could take several months. In addition, if our 900 MHz paging facilities are involved, we could experience even more difficulty in making a permissive modification if the proposed modification would result in new service areas. Because of the FCC's regulations, we may not be able to make such necessary modifications, and as a result, could potentially lose a transmitting base station.

We Have Only Limited Protection Of Our Proprietary Rights And Technology

  We rely primarily on a combination of intellectual property laws and contracts to protect our proprietary rights and technology. However, these laws and contractual provisions provide only limited protection.

Unauthorized parties may attempt to copy aspects of our software or services or to obtain and use proprietary information. Although we do not know of any present or past infringements, we cannot be certain that our means of protecting our proprietary rights and technology will be successful. Alternatively, our competitors could independently develop similar technology. Also, some foreign countries' laws do not offer as much protection of our proprietary rights as laws in the United States.

We May Not Be Successful In Avoiding Claims That We Infringe Others' Proprietary Rights

  Many patents, copyrights and trademarks have been issued in the general areas of information and telecommunications services as well as personal telecommunications. In the ordinary course of our business, third parties may claim that our services infringe on their patent, copyright or trademark rights. We also may be subject to court actions alleging that we violated a third party's patent, copyright or trademark rights. Third parties making infringement claims may have significantly greater resources than we do to pursue litigation, and we cannot be certain that we would prevail in an infringement action.

  Infringement claims, whether with or without merit, could be time consuming, distract management, result in costly litigation, delay the introduction of new services and require us to enter into royalty or licensing agreements. As a result of an infringement claim, we could be required to discontinue use of a specific technology, tradename or service mark. In such instances, it could be expensive for us to develop or buy replacement technology or market a new name. Consequently, whether justified or not, infringement claims could have a negative effect on our business, financial condition and operating results.

Our Directors, Officers and Their Affiliates Will Hold A Large Number of
Shares

  Upon the completion of the offering, our directors, officers and their
affiliates will beneficially own           shares (approximately  %) of our
common stock, including exercisable options and warrants. Our directors, officers and their affiliates also will hold options to acquire 146,750 shares of common stock that are not immediately exercisable. If exercised, these options, taken with the shares owned and the exercisable options, would give
the directors, officers and their affiliates ownership of approximately     %
of our common stock. Consequently, our directors, officers and their affiliates could control or exercise significant influence over the election of directors and all other matters requiring shareholder approval. As shareholders, our directors, officers and their affiliates also could prevent a change of control or ownership of Satellink. You will become minority shareholders of Satellink and will not be able to control our management or business.

Our Stock Has Not Previously Traded On A Public Market And Its Price May Be Volatile

  Prior to the offering, our common stock has not been traded on a public market. We have applied for listing of our common stock on the Nasdaq National Market. The initial public offering price will be determined by negotiations between Satellink and the underwriters. The initial price may not be related to our book value, net worth or any other established criteria of value. In addition, the initial price may not be indicative of the market price for the common stock after the offering. The price of our stock after the offering may fluctuate significantly and may fall below the initial price. The stock market at times experiences significant price and volume fluctuations that may be unrelated to the operating results of particular companies. The stock market's fluctuations particularly affect the stock prices of high technology companies such as Satellink. Our stock price could be affected by the following factors, among others:

  .  actual or anticipated operating results;

  .  growth rates;

  .  changes in analysts' estimates;

  .  industry conditions;

  .  competitors' announcements;

  .  regulatory actions; and

  .  general economic conditions.

  If our operating results are below the expectations of analysts and investors, our stock price could fall significantly.

Additional Shares Will Be Eligible For Public Sale In The Future

  The market price of our common stock could drop as a result of sales of a large number of shares in the market after the offering, or the perception that such sales could occur. These factors also could make it more difficult for us to raise funds through future offerings.

  There will be 11,164,220 shares of common stock outstanding immediately after the offering. Of these shares, the shares sold in the offering, as well as 790,577 of the currently outstanding shares, will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by "affiliates" of Satellink, as defined in Rule 144 under the Securities Act. The remaining 6,373,643 shares of common stock outstanding will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act. Additionally, we have granted registration rights to some of our shareholders, as well as to holders of options and warrants to buy our common stock, that allow them to require us to register their common stock for public sale under certain circumstances. Satellink also plans to register under the Securities Act all of the common stock issuable under its 1997 Long-Term Incentive Plan.

  In connection with the offering, Satellink, our executive officers and directors, certain of our shareholders, all of the selling shareholders and all of the holders of registration rights have agreed that, with certain exceptions, they will not sell any shares of common stock without the consent of J.C. Bradford & Co. for 180 days after the date of this prospectus.

Purchasers' Shares Will Be Immediately Diluted

  The initial public offering price is substantially higher than the tangible book value per share of our outstanding common stock. Investors purchasing shares in the offering will incur immediate and substantial dilution. At the same time, existing shareholders will receive a significant increase in the tangible book value per share of their shares. At an initial public offering price of $10.00 per share, the immediate dilution to new investors would be $10.23 per share. In addition, purchasers' shares will be further diluted to the extent outstanding options and warrants are exercised.

Certain Measures That We Have Adopted Have Anti-Takeover Effects

  Certain measures that we have adopted limit the ability of shareholders or others to change or gain control of Satellink. The Board of Directors may issue preferred stock, with any rights it may wish to assign, without shareholder action. The existence of this "blank check" preferred stock could discourage or make difficult a tender offer, merger, proxy contest or other attempt to gain control. In addition, the Board of Directors will be divided into three classes of directors at the first annual shareholders meeting held after the completion of the offering. The directors will then be elected for staggered three-year terms, which could affect shareholders' ability to change control of Satellink. In addition to considering the best interests of Satellink and its shareholders, our Articles of Incorporation also permit directors to consider the interests of various other constituencies when considering any change of control transaction. Directors may consider the impact of their decisions on employees, customers, suppliers, creditors and the communities in which Satellink operates as well as other factors that the directors deem pertinent when carrying out their responsibilities. We have also elected to be subject to certain provisions of the Georgia Business Corporation Code that can make more difficult and discourage business combinations with interested shareholders.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company are estimated to be approximately $36.3 million (approximately $41.9 million if the underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and offering expenses payable by the Company.

  The Company presently intends to use the net proceeds as follows:

                                                       Approximate
                                                         Dollar    Approximate
                                                         Amount    Percentage
                                                       ----------- -----------
   To repay outstanding indebtedness and accrued
    interest.......................................... $31,800,000      88%
   To redeem all outstanding shares of Series D
    preferred stock...................................   4,500,000      12
                                                       -----------     ---
     Total............................................ $36,300,000     100%
                                                       ===========     ===

  The Company currently intends to use approximately $31.8 million of the net proceeds to repay outstanding indebtedness under the Company's credit arrangements with Bank Austria Creditanstalt (the "Credit Facility"), which indebtedness totaled $51.5 million at December 31, 1998. The Credit Facility carries a variable interest rate based on, at the Company's election: (i) Creditanstalt's prime rate plus 2%; or (ii) LIBOR plus 4%. The Company has historically utilized the Credit Facility for working capital and to finance acquisitions. As of December 31, 1998, the outstanding balance under the Credit Facility accrued interest at a rate of 9.18%. During the past 12 months, the Company borrowed approximately $23.8 million under the Credit Facility, which was used to acquire three companies and for capital expenditures and general corporate purposes.

  The Company expects to use approximately $4.5 million of the net proceeds to redeem all shares of its Series D preferred stock outstanding prior to the offering. These shares were issued in April 1998, and the proceeds from such issuance were used to finance a portion of the purchase price of Premier Paging, Inc. and Premier Paging of New Orleans, Inc. Upon the closing of the offering, the Company will amend its Articles of Incorporation to eliminate the Series D preferred stock. See "Certain Transactions."

  The anticipated reduction in amounts outstanding under the Credit Facility will increase the availability of bank credit for general business purposes, including acquisitions of businesses, products or technologies of strategic importance to the Company. The Company currently is engaged in preliminary discussions with potential acquisition candidates. Although it has no binding commitments to acquire any of such candidates, management believes that the Company may acquire one or more of these candidates in the future by using available borrowings under the Credit Facility. There can be no assurance that the Company will complete any acquisitions on terms favorable to the Company, if at all. See "Risk Factors -- We Cannot Guarantee Our Acquisitions Will Be Successful," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business --
 Acquisitions."

                                DIVIDEND POLICY

  The Company presently intends to employ all available funds for the expansion of its business and, therefore, does not anticipate declaring or paying cash dividends on the common stock in the foreseeable future. The Company has not paid cash dividends on its common stock in the past, and the payment of cash dividends, if any, in the future will depend upon the Company's earnings, financial condition, capital requirements, cash flow, long range plans and such other factors as the Board of Directors of the Company may deem relevant at that time. The terms of the Credit Facility prohibit the Company, without the prior written consent of the Company's lenders, from paying cash dividends in any fiscal year in an amount exceeding the lesser of 25% of the Company's excess cash flow (as defined in the Credit Facility) for the immediately preceding fiscal year or $350,000. Additionally, the designation of the Company's Series B preferred stock provides that dividends and other distributions, payable in cash or other property, shall be paid on the Series B preferred stock equally, ratably and on a parity with such dividends and other distributions paid on the common stock. See "Description of Capital Stock."

                                CAPITALIZATION

  The following table sets forth the indebtedness and capitalization of the Company at October 31, 1998: (i) on a historical basis and (ii) on an adjusted basis to reflect the conversion of all issued and outstanding shares of Series A preferred stock and Series C preferred stock into shares of common stock, the sale by the Company of 4,000,000 shares of the common stock offered hereby and the application of the estimated net proceeds therefrom to repay indebtedness and redeem Series D preferred stock as described in "Use of Proceeds." Upon the closing of the offering, the Company will amend its Articles of Incorporation to redesignate the Class A common stock and Series B preferred stock as common stock and non-voting preferred stock, respectively, and to eliminate the Class B common stock, Series A preferred stock, Series C preferred stock and Series D preferred stock. The following table should be read in conjunction with "Use of Proceeds," "Selected Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes, including the unaudited pro forma consolidated financial information, included elsewhere in this prospectus.

                                                    At October 31, 1998
                                                  --------------------------
                                                   Actual       As Adjusted
                                                  -----------  -------------
                                                  (Dollars in thousands)
Short-term debt (including current portion of
 long-term debt)................................  $     4,596    $     4,596
                                                  ===========    ===========
Long-term debt..................................  $    44,190    $    12,390
Stock warrants..................................        5,250             --
Series C redeemable convertible preferred stock;
 3,500 shares authorized, issued and
 outstanding, actual; 0 shares authorized,
 issued and outstanding, as adjusted............        3,500             --
Series D redeemable preferred stock; 4,500
 shares authorized, issued and outstanding,
 actual; 0 shares authorized, issued and
 outstanding, as adjusted.......................        3,623             --
Shareholders' equity (deficit):
Series A convertible preferred stock; 7,500
 shares authorized and 7,360 shares issued and
 outstanding, actual; 0 shares authorized,
 issued and outstanding, as adjusted............           --             --
Series B convertible preferred stock; 30,000
 shares authorized and 0 shares issued and
 outstanding....................................           --             --
Class A common stock; 50,000 shares authorized
 and 5,588,296 shares issued and outstanding,
 actual; and 11,164,220 shares issued and
 outstanding, as adjusted (1)...................           56            112
Class B common stock; 20,000 shares authorized
 and 0 shares issued and outstanding, actual; 0
 shares authorized, issued and outstanding, as
 adjusted.......................................           --             --
Additional paid-in capital......................        2,805         42,549
Stock warrants..................................           --          5,250
Accumulated deficit.............................       (8,272)        (9,149)(2)
                                                  -----------    -----------
    Total shareholders' equity (deficit)........       (5,411)        38,762
                                                  -----------    -----------
     Total capitalization.......................  $    51,152    $    51,152
                                                  ===========    ===========

--------

(1) Excludes 1,785,542 shares of common stock that were subject to outstanding options and warrants at October 31, 1998 at a weighted average exercise price of $1.45 per share. See "Management -- Incentive Plan," "Shares Eligible for Future Sale" and note 6 to the consolidated financial statements.
(2) Includes a loss of approximately $877,000 which the Company expects to incur upon redemption of the Series D redeemable preferred stock.

                                   DILUTION

  As of October 31, 1998, the net tangible book value of the Company was approximately $(38,843,000), or $(6.95) per share of common stock. "Net tangible book value per share" is defined as the book value of tangible assets of the Company less all liabilities, divided by the number of issued and outstanding shares of common stock. After giving effect to the conversion of all outstanding shares of Series A preferred stock and Series C preferred stock into common stock and the sale by the Company of the 4,000,000 shares of common stock offered hereby at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company, the pro forma net tangible book value of the Company as of October 31, 1998, would have been approximately $(2,543,000) or $(0.23) per share. This represents an immediate increase in net tangible book value of $6.72 per share to existing shareholders and an immediate dilution in net tangible book value of $10.23 per share to purchasers of shares of common stock in the offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share.................         $10.00
                                                                         ------
  Net tangible book value before the offering................... $(6.95)
  Increase per share attributable to new shareholders...........   6.72
                                                                 ------
Pro forma net tangible book value per share.....................          (0.23)
                                                                         ------
Dilution per share to new shareholders..........................         $10.23
                                                                         ======

  The following table sets forth as of October 31, 1998, on a pro forma basis giving effect to the conversion of the Series A preferred stock and Series C preferred stock into common stock, (i) the number of shares of common stock acquired from the Company, (ii) the total consideration paid and (iii) the average price per share paid by existing shareholders and by new investors, assuming the sale of 4,000,000 shares of common stock in the offering at an assumed initial public offering price of $10.00 per share.

                                                                        Average
                                                                         Price
                                 Shares Purchased  Total Consideration Per Share
                                ------------------ ------------------- ---------
                                  Number   Percent   Amount    Percent
                                ---------- ------- ----------- -------
Existing shareholders..........  7,164,220   64.2% $ 6,360,458   13.7%  $ 0.89
New investors..................  4,000,000   35.8   40,000,000   86.3    10.00
                                ----------  -----  -----------  -----
Total.......................... 11,164,220  100.0% $46,360,458  100.0%
                                ==========  =====  ===========  =====

  The foregoing tables do not take into account the exercise of outstanding options and warrants to acquire 1,785,542 shares of common stock. Assuming that all such options and warrants were exercised and that the full amount of cash consideration was received therefrom, dilution per share to new investors would be $9.99. See "Management -- Incentive Plan," "Certain Transactions Non-Voting Preferred Stock Warrant Issuance" and note 6 to the consolidated financial statements.

                     SELECTED FINANCIAL AND OPERATING DATA

  The following table sets forth selected historical and pro forma consolidated financial and operating information of the Company. The selected historical consolidated financial data as of July 31, 1997 and 1998 and for the fiscal years ended July 31, 1996, 1997 and 1998 have been derived from the consolidated financial statements of the Company included in this prospectus, which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical consolidated financial data as of July 31, 1994, 1995 and 1996 and for the years ended July 31, 1994 and 1995 have been derived from unaudited consolidated financial statements of the Company that are not included in this prospectus. The selected historical consolidated financial data as of and for the three months ended October 31, 1997 and 1998 have been derived from unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of such information. Operating results for the three months ended October 31, 1998 are not necessarily indicative of the results that may be expected for the entire fiscal year. The selected historical and pro forma consolidated financial data are qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the notes thereto, including the unaudited pro forma consolidated financial information, included in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                     Three Months Ended
                                       Years Ended July 31,(1)                         October 31,(1)
                          ------------------------------------------------------ ----------------------------
                                                                                                   Pro Forma
                                                                       Pro Forma                  As Adjusted
                           1994     1995     1996     1997     1998     1998(2)   1997    1998      1998(3)
                          -------  -------  -------  -------  -------  --------- ------  -------  -----------
                                     (Dollars in thousands, except per share data and ARPU)
Statement of Operations
 Data:
Service, rent and
 maintenance revenues...  $13,610  $16,580  $21,285  $31,194  $37,339   $40,639  $8,858  $10,813    $10,813
Product sales...........      906    1,251    1,836    2,315    2,322     3,386     492      835        835
                          -------  -------  -------  -------  -------   -------  ------  -------    -------
 Total revenues.........   14,516   17,831   23,121   33,509   39,661    44,025   9,350   11,648     11,648
Cost of products sold...     (825)  (1,108)  (1,396)  (1,968)  (1,515)   (2,684)   (341)    (644)      (644)
                          -------  -------  -------  -------  -------   -------  ------  -------    -------
 Net revenues...........   13,691   16,723   21,725   31,541   38,146    41,341   9,009   11,004     11,004
Service, rent and
 maintenance expenses...    5,193    6,782    8,962   13,517   15,600    15,924   3,705    4,209      4,209
Selling and marketing
 expenses...............    1,747    2,736    3,053    4,281    4,764     4,973   1,090    1,530      1,530
General and
 administrative
 expenses...............    2,231    2,874    4,320    6,573    7,332     8,184   1,751    1,884      1,884
Engineering expenses....      552      673      669      997    1,162     1,162     289      419        419
Depreciation and
 amortization...........    1,755    1,916    2,222    4,181    5,130     5,793   1,157    1,350      1,350
Research and
 development............       --       --      440       --       --        --      --       --         --
Fixed asset impairment..      297       --       --       --      834       834      --       --         --
                          -------  -------  -------  -------  -------   -------  ------  -------    -------
Operating income........    1,916    1,742    2,059    1,992    3,324     4,471   1,017    1,614      1,614
Other income (expense)..      182       12      (17)     494      695       966      42      242        242
Interest expense........     (769)    (926)    (909)  (2,289)  (3,832)   (4,788)   (704)  (1,205)      (458)
Amortization (accretion)
 of stock warrants(4)...     (350)    (643)    (854)  (1,773)    (450)     (450)    618      526         --
Income (loss) before
 income tax expense,
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............      979      296      279   (1,576)    (263)      199     973    1,177      1,398
Income tax expense......      492      626      578      390      630       630     178       60        531
Income (loss) before
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............      487     (330)    (299)  (1,966)    (893)     (431)    795    1,117        867
Extraordinary loss on
 early retirement of
 debt(5)................       --       --     (132)      --       --        --      --       --         --
Cumulative effect of
 change in accounting
 principle..............       --       --       --       --     (629)       --      --       --         --
                          -------  -------  -------  -------  -------   -------  ------  -------    -------
 Net income (loss)......      487     (330)    (431)  (1,966)  (1,521)     (431)    795    1,117        867
                          -------  -------  -------  -------  -------   -------  ------  -------    -------
Preferred stock
 dividends..............       88       88      334      439      631       631     110      254         --
                          -------  -------  -------  -------  -------   -------  ------  -------    -------
Net income (loss)
 attributable to common
 shareholders...........  $   399  $  (418) $  (765) $(2,405) $(2,152)  $(1,062) $  685  $   863    $   867
                          =======  =======  =======  =======  =======   =======  ======  =======    =======
 Allocation to Class A
  common stock..........  $  (385) $  (401) $  (739) $(2,383) $(2,151)  $(1,062) $  684  $   863    $   867
 Allocation to Class B
  common stock..........      (14)     (17)     (26)     (21)      (1)       --       1       --         --

                         1994
                      ----------
Net income (loss)
 per share (6):
 Loss from
  extraordinary
  item--  basic:
 Class A common
  stock..........     $       --
 Class B common
  stock..........             --
 Loss from
  cumulative
  effect of
  change in
  accounting
  principle:
 Class A common
  stock..........     $       --
 Class B common
  stock..........             --
 Net income
  (loss)
  attributable to
  common
  shareholders --
  basic:
 Class A common
  stock..........     $     0.08
 Class B common
  stock..........           6.46
 Net income
  (loss)
  attributable to
  common
  shares --
   diluted:
 Class A common
  stock..........     $     0.06
 Class B common
  stock..........           4.75
 Weighted average
  common shares
  outstanding --
   basic:
 Class A common
  stock..........      4,977,621
 Class B common
  stock..........          2,821
 Weighted average
  common shares
  outstanding --
  diluted:
 Class A common
  stock..........      6,844,790
 Class B common
  stock..........          2,821
                         1994
                      ----------
Balance Sheet
 Data:
Working capital
 (deficit).......     $    1,587
Property and
 equipment, net..          3,730
Total assets.....          8,614
Long-term debt,
 less current
 maturities......          6,223
Total
 shareholders'
 equity
 (deficit).......           (640)
                         1994
                      ----------
Other Data:
Cash provided by
 operating
 activities......     $      925
Cash used in
 investing
 activities......         (2,146)
Cash provided by
 financing
 activities......          1,255
Adjusted
 EBITDA (7)......          4,150
Adjusted EBITDA
 margin (8)......           30.3%
Subscribers (end
 of period)......         44,001
Average revenues
 per unit (9)....     $    32.92
Capital
 expenditures....     $   (2,146)
Cash dividends
 and
 distributions (10)..       (100)
                              Years Ended July 31, (1)                             Three Months Ended October 31, (1)
                      ----------------------------------------------------------- ---------------------------------------
                                                                      Pro Forma                             As Adjusted
                         1995        1996        1997        1998      1998 (2)      1997         1998        1998 (3)
                      ----------- ----------- ----------- ----------- ----------- ------------ ------------ -------------
                                  (Dollars in thousands, except per share data and ARPU)
Net income (loss)
 per share (6):
 Loss from
  extraordinary
  item--  basic:
 Class A common
  stock..........     $       --  $    (0.03) $       --  $       --  $       --  $        --  $        --  $         --
 Class B common
  stock..........             --       (2.23)         --          --          --           --           --            --
 Loss from
  cumulative
  effect of
  change in
  accounting
  principle:
 Class A common
  stock..........     $       --  $       --  $       --  $    (0.11) $       --  $        --  $        --  $         --
 Class B common
  stock..........             --          --          --       (9.59)         --           --           --            --
 Net income
  (loss)
  attributable to
  common
  shareholders --
  basic:
 Class A common
  stock..........     $    (0.08) $    (0.15) $    (0.47) $    (0.39) $    (0.19) $      0.12  $      0.15  $       0.08
 Class B common
  stock..........          (6.86)     (12.90)     (39.36)     (32.77)        --         10.58           --            --
 Net income
  (loss)
  attributable to
  common
  shares --
   diluted:
 Class A common
  stock..........     $    (0.08) $    (0.15) $    (0.47) $    (0.39) $    (0.19) $      0.10  $      0.12  $       0.07
 Class B common
  stock..........          (6.86)     (12.90)     (39.36)     (32.77)         --         8.31           --            --
 Weighted average
  common shares
  outstanding --
   basic:
 Class A common
  stock..........      4,938,587   4,841,962   5,117,657   5,545,168   5,545,168    5,486,730    5,588,296    11,164,220
 Class B common
  stock..........          2,418       2,013         535          22          22           77           --            --
 Weighted average
  common shares
  outstanding --
  diluted:
 Class A common
  stock..........      4,938,587   4,841,962   5,117,657   5,545,168   5,454,168    8,076,696    8,301,000    12,312,848
 Class B common
  stock..........          2,418       2,013         535          22          22           77           --            --
                             At July 31, (1)                                               At October 31, (1)
                      -----------------------------------------------             ---------------------------------------
                                                                                                             Pro Forma
                                                                                                            As Adjusted
                         1995        1996        1997        1998                    1997         1998        1998 (3)
                      ----------- ----------- ----------- -----------             ------------ ------------ -------------
Balance Sheet
 Data:
Working capital
 (deficit).......     $    2,987  $    1,255  $   (1,798) $   (3,150)             $       417  $    (1,380) $     (1,380)
Property and
 equipment, net..          4,760       8,615      13,041      17,251                   13,389       19,100        19,100
Total assets.....         10,738      24,135      36,047      62,662                   37,641       64,658        64,658
Long-term debt,
 less current
 maturities......          8,748      15,951      24,065      41,342                   27,584       44,190        12,390
Total
 shareholders'
 equity
 (deficit).......         (1,677)     (2,192)     (4,365)     (6,154)                  (3,609)      (5,411)       38,762
                               Years Ended July 31,(1)                             Three Months Ended October 31,(1)
                      ----------------------------------------------------------- ---------------------------------------
                                                                                                             Pro Forma
                                                                      Pro Forma                             As Adjusted
                         1995        1996        1997        1998      1998 (2)      1997         1998        1998 (3)
                      ----------- ----------- ----------- ----------- ----------- ------------ ------------ -------------
Other Data:
Cash provided by
 operating
 activities......     $      806  $    4,189  $    4,523  $    5,440  $    8,198  $       429  $     1,382  $      1,658
Cash used in
 investing
 activities......         (2,803)    (15,329)    (14,354)    (29,809)    (16,055)      (2,617)      (2,548)       (2,548)
Cash provided by
 financing
 activities......          1,654      11,972       9,288      24,241       7,729        1,837          826           551
Adjusted
 EBITDA (7)......          3,781       4,265       6,668       9,984      12,063        2,216        3,206         3,206
Adjusted EBITDA
 margin (8)......           22.6%       19.6%       21.1%       26.2%       27.4%        24.6%        29.1%         29.1%
Subscribers (end
 of period)......         57,808     105,748     146,717     207,067     207,067      149,290      214,533       214,533
Average revenues
 per unit (9)....     $    27.38  $    22.14  $    20.82  $    17.97  $    19.48  $     21.29  $     17.40  $      17.40
Capital
 expenditures....     $   (2,803) $   (4,930) $   (5,393) $   (8,831) $   (8,831) $    (2,032) $    (2,483) $     (2,483)
Cash dividends
 and
 distributions (10)..        (77)       (334)       (450)       (519)         --         (179)        (332)           --

--------
 (1) On December 8, 1998, a subsidiary of Satellink merged with the Cape Fear Paging Companies in a transaction accounted for as a pooling of interests. We have included the results of operations of the Cape Fear Paging Companies for all periods shown.
 (2) The pro forma statements of operations data reflect the acquisition of Hyde's Stay In Touch, Inc. and its affiliated company as if it had occurred at the beginning of the periods presented. The pro forma financial information does not represent what Satellink's results of operations would have been if the acquisition had occurred on such date, nor does it indicate our future financial position or results of future operations. The pro forma adjustments are based on currently available information and certain assumptions that we believe are reasonable.
 (3) Adjusted to reflect our sale of 4,000,000 shares of common stock offered by the Company in this offering and the application of the estimated net proceeds from the offering. See "Use of Proceeds" and "Capitalization."
 (4) Represents a non-cash expense, calculated pursuant to a formula based on Satellink's Adjusted EBITDA, associated with the put feature of the warrants issued by Satellink to Bank Austria Creditanstalt (the "Creditanstalt Warrants"). The put feature of the Creditanstalt Warrants will be canceled upon the closing of the offering.
 (5) As a result of early retirement of debt in fiscal 1996, the Company recorded a loss of $132,000, net of income taxes.
 (6) Basic and diluted net income (loss) per share under the two class method are computed separately for holders of Class A and Class B common stock using the weighted average number of shares of Class A and Class B common stock outstanding. Diluted net income (loss) per share differs from basic net income (loss) per share only for periods in which earnings are positive. Net income (loss) attributable to Class A and Class B shareholders is allocated based on the extent each class shares in Satellink's income or loss. The Class A and Class B common shareholders receive dividends at a ratio of 1:84.5. For the calculation of basic and diluted net income (loss) per share, see our consolidated statements of operations. See also "Capitalization."
 (7) Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, fixed asset impairment, amortization (accretion) of stock warrants, extraordinary item and the cumulative effect of a change in accounting principle. Adjusted EBITDA is a measure of financial performance that is often used to compare companies on the basis of liquidity, capital resources and leverage and to determine a company's ability to service debt. Adjusted EBITDA also is one of the financial measurements used to determine whether the Company is in compliance with its covenants under the Credit Facility. However, Adjusted EBITDA should not be considered in isolation or as an alternative to net income (loss), operating income , cash provided by operating activities or any other measure of performance under generally accepted accounting principles ("GAAP"). Further, Adjusted EBITDA may be calculated differently by different companies. Thus, Adjusted EBITDA as presented herein may not be comparable to Adjusted EBITDA or other similarly titled measures reported by other companies. Adjusted EBITDA for fiscal 1996 excludes $440,000 related to research and development expenses.
 (8) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenues.
 (9) ARPU equals the net revenues for a given period divided by the average number of subscribers during such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --
      Overview."
(10) For all periods other than the pro forma periods, cash dividends and distributions consist of cash paid as dividends on the Company's Series A preferred stock, Series C preferred stock and Series D preferred stock. No dividends have been paid on the Company's common stock. See "Dividend Policy."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion contains forward-looking statements, including statements regarding the Company's expected financial position, operating results and financing plans. These statements can sometimes be identified by the use of forward-looking words such as "anticipate," "estimate," "expect," "intend," "may," "will" and similar expressions. There can be no assurance that the Company's expectations in such forward-looking statements will turn out to be correct. The Company's actual results could be materially different from and worse than the Company's expectations for various reasons, including those discussed in "Risk Factors." The following discussion should be read in connection with the discussion set forth in "Risk Factors" and with the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Overview

  Satellink is a leading regional provider of messaging and enhanced personal telecommunications services to businesses and individuals. The Company provides these services in smaller metropolitan areas and major cities in the southeastern and southwestern United States. Through the Company's proprietary STAR*Net platform and the use of multiple message distribution networks, the Company offers its subscribers an assortment of service and pricing options not readily available from many of its competitors. The low-cost STAR*Net platform is modular and scalable, which allows the Company to quickly customize its services to meet the needs of its subscribers and expand system capacity.

  Satellink's revenues consist of: (1) service, rent and maintenance revenues and (2) product sales. Service, rent and maintenance revenues consist of revenues from messaging and enhanced personal telecommunications services. The Company bills the fixed portion of the fees it charges for these services in advance and bills usage-related fees in arrears. The majority of the Company's revenues are recurring in nature (approximately 92.1%, 93.1%, 94.1% and 92.8% for fiscal 1996, 1997 and 1998 and for the three months ended October 31, 1998, respectively) and are derived from periodic (usually monthly) fixed and usage-related fees charged to subscribers. While a subscriber continues to use the Company's services, operating results benefit from a recurring revenue stream with minimal requirements for incremental selling expenses. Service, rent and maintenance revenues are recognized during the periods in which the services are provided. Product sales revenues include the revenues derived from the sale of pagers and other subscriber equipment and accessories and are recognized during the periods in which sales occur. Net revenues include service, rent and maintenance revenues and product sales revenues less the cost of products sold. The cost of products sold consists of the cost of subscriber equipment.

  Service, rent and maintenance expenses include: subcarrier, tower and satellite channel lease costs; data delivery telephone costs; third party carriers' airtime expenses; and network maintenance expenses. Selling and marketing expenses include salaries, commissions, travel and administrative costs for the Company's sales force and related marketing and advertising expenses. General and administrative expenses include expenses associated with executive management, accounting, billing, customer service, office telephones, office rents and maintenance and employee benefits. Engineering expenses include costs associated with technical support personnel and information services. The Company has experienced a decline in total average operating expenses per unit in service (operating expenses per unit before depreciation, amortization, restructuring and other one-time charges, and accretion of stock warrants) from $17.78 for fiscal 1996 to $13.59 for fiscal 1998. Operating expenses per unit in service was $12.67 for the three months ended October 31, 1998.

  Depreciation is calculated on a straight-line basis over periods ranging from five to 20 years depending on the nature of the asset. Amortization is calculated on a straight-line basis over periods ranging from three to 30 years.

  Other income consists primarily of income from late fees, finance charges and income derived from the sale of used subscriber equipment.

  Interest expense consists primarily of interest paid under the Credit Facility and, to a lesser extent, interest paid in connection with unsecured promissory notes issued by the Company to finance certain acquisitions.

  Amortization or accretion of stock warrants represents non-cash expense or income associated with the put feature of the Creditanstalt Warrants. The expense or income has been calculated using a formula based on the Company's Adjusted EBITDA. The put feature of the Creditanstalt Warrants is canceled upon completion of a qualified initial public offering of common stock which yields net proceeds to the Company of at least $10.0 million.

  Income tax expense consists of the expense associated with one of the Cape Fear Paging Companies. The Cape Fear Paging Companies consisted of two S corporations and one C corporation. The income tax expense reflects the expense associated with the C corporation. Upon the completion of the merger, which was accounted for as a pooling of interest, each of the Cape Fear Paging Companies was merged with a wholly-owned subsidiary of the Company. In the future, the Company and the Cape Fear Paging Companies will recognize income tax expense on a consolidated net basis.

  ARPU equals the net revenues for a given period divided by the average number of subscribers during such period. ARPU for fiscal 1996, 1997 and 1998 and for the three months ended October 31, 1998 was $22.17, $20.84, $17.89 and $17.40, respectively. The downward trend is the result of the acquisitions of paging companies that primarily provide local service and competitive pressures. At August 1, 1995, local, regional and nationwide subscribers as a percentage of total subscribers equaled 16.7%, 58.8% and 24.5%, respectively. At October 31, 1998, local, regional and nationwide subscribers as a percentage of total subscribers equaled 47.5%, 34.5% and 18.0%, respectively.

  Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization, fixed asset impairment, accretion or amortization of stock warrants, extraordinary item and the cumulative effect of a change in accounting principle. Adjusted EBITDA is a measure of financial performance that is often used to compare companies on the basis of liquidity, capital resources and leverage and to determine a company's ability to service debt. Adjusted EBITDA also is one of the financial measurements used to determine whether the Company is in compliance with certain covenants under the Credit Facility. However, Adjusted EBITDA should not be considered in isolation or as an alternative to net income or loss, income from operations, cash flows from operating activities or any other measure of performance under GAAP. Further, Adjusted EBITDA may be calculated differently by different companies within the personal telecommunications industry. Thus, Adjusted EBITDA as presented herein may not be comparable to Adjusted EBITDA or other similarly titled measures reported by other companies.

Results of Operations

  The following table sets forth the percentage of net revenues represented by certain items in the Company's statements of operations for the periods indicated:

                                                                     Three
                                                                    Months
                                                                     Ended
                                       Years Ended July 31,       October 31,
                                       ------------------------   ------------
                                        1996     1997     1998    1997   1998
                                       ------   ------   ------   -----  -----
Service, rent and maintenance
 revenues............................    98.0%    98.9%    97.9%   98.3%  98.3%
Product sales........................     8.5      7.3      6.1     5.5    7.6
                                       ------   ------   ------   -----  -----
  Total revenues.....................   106.5    106.2    104.0   103.8  105.9
Cost of products sold................    (6.5)    (6.2)    (4.0)   (3.8)  (5.9)
                                       ------   ------   ------   -----  -----
  Net revenues.......................   100.0    100.0    100.0   100.0  100.0
Service, rent and maintenance
 expenses............................    41.2     42.8     40.9    41.2   38.2
Selling and marketing expenses.......    14.1     13.6     12.5    12.1   13.9
General and administrative expenses..    19.9     20.8     19.2    19.4   17.1
Engineering expenses.................     3.1      3.2      3.1     3.2    3.8
Depreciation and amortization........    10.2     13.3     13.4    12.8   12.3
Research and development.............     2.0       --       --      --     --
Fixed asset impairment...............      --       --      2.2      --     --
                                       ------   ------   ------   -----  -----
Operating income.....................     9.5      6.3      8.7    11.3   14.7
Other income.........................      --      1.6      1.8     0.4    2.2
Interest expense.....................    (4.3)    (7.3)   (10.0)   (7.8) (11.0)
Amortization (accretion) of stock
 warrants............................    (3.9)    (5.6)    (1.2)    6.9    4.8
                                       ------   ------   ------   -----  -----
Income (loss) before income tax
 provision and extraordinary item....     1.3     (5.0)    (0.7)   10.8   10.7
Income tax provision.................     2.7      1.2      1.6     2.0    0.5
                                       ------   ------   ------   -----  -----
Income (loss) before extraordinary
 item................................    (1.4)    (6.2)    (2.3)    8.8   10.2
Extraordinary loss on early
 retirement of debt..................    (0.6)      --       --      --     --
Cumulative effect of change in
 accounting principle................      --       --     (1.7)     --     --
                                       ------   ------   ------   -----  -----
    Net income (loss)................    (2.0)    (6.2)    (4.0)    8.8   10.2
Preferred stock dividends............    (1.5)    (1.4)    (1.6)   (1.2)  (2.3)
                                       ------   ------   ------   -----  -----
Net income (loss) attributable to
 common shareholders.................    (3.5)%   (7.6)%   (5.6)%   7.6%   7.9%
                                       ======   ======   ======   =====  =====
Adjusted EBITDA......................    19.6%    21.1%    26.2%   24.6%  29.1%

Three Months Ended October 31, 1998 Compared to Three Months Ended October 31, 1997

  Total Revenues. Total revenues increased $2.2 million, or 23.4%, to $11.6 million for the three months ended October 31, 1998 from $9.4 million for the three months ended October 31, 1997. This increase was primarily due to growth in subscribers both internally and from acquisitions. Total subscribers increased 65,200, or 43.7%, to 214,500 at October 31, 1998 from 149,300 at
October 31, 1997. Of this increase in subscribers, internal growth accounted for 16,200 new subscribers and two acquisitions during the period accounted for 49,000 new subscribers. Product sales increased $343,000, or 69.7%, to $835,000 for the three months ended October 31, 1998 from $492,000 for the three months ended October 31, 1997, and increased as a percentage of net revenues to 7.6% for the three months ended October 31, 1998 from 5.5% for the three months ended October 31, 1997. The increase in product sales and the increase in product sales as a percentage of net revenue was primarily the result of subscriber base growth.

  Cost of Products Sold. Cost of products sold increased $303,000, or 88.9%, to $644,000 for the three months ended October 31, 1998 from $341,000 for the three months ended October 31, 1997. The gross margin on products sold decreased to 22.9% for the three months ended October 31, 1998 from 30.7% for the three months ended October 31, 1997. The increase in cost of products sold was attributable to increased product sales while the decrease in gross margin was primarily attributable to lower prices paid by customers for subscriber equipment.

  Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses increased $500,000, or 13.5%, to $4.2 million for the three months ended October 31, 1998 from $3.7 million for the three months ended October 31, 1997. This increase reflects an increase in airtime expense paid to third party service providers associated with subscriber base growth and related increased telephone expenses. Telephone expenses increased due to additional telephone facilities and increased voicemail usage. Service, rent and maintenance expenses decreased as a percentage of net revenues to 38.2% for the three months ended October 31, 1998 from 41.2% for the three months ended October 31, 1997. This decrease reflects the Company's ability to achieve certain economies of scale as the subscriber base has grown.

  Selling and Marketing Expenses. Selling and marketing expenses increased $400,000, or 36.4%, to $1.5 million for the three months ended October 31, 1998 from $1.1 million for the three months ended October 31, 1997. Selling and marketing expenses increased as a percentage of net revenues to 13.9% for the three months ended October 31, 1998 from 12.1% for the three months ended October 31, 1997. These increases reflect increased expenditures for sales and marketing activities, advertising and the hiring of a new director of marketing.

  General and Administrative Expenses. General and administrative expenses increased $100,000, or 5.6%, to $1.9 million for the three months ended October 31, 1998 from $1.8 million for the three months ended October 31, 1997. This increase reflects higher office costs and customer service staffing levels associated with subscriber base growth. This increase also relates to costs incurred by the Company in connection with the introduction of new STAR*Net products. General and administrative expenses decreased as a percentage of net revenues to 17.1% for the three months ended October 31, 1998 from 19.4% for the three months ended October 31, 1997.

  Engineering Expenses. Engineering expenses increased $129,000, or 44.6%, to $418,000 for the three months ended October 31, 1998 from $289,000 for the three months ended October 31, 1997. This increase reflects higher staffing levels and costs associated with upgrading the Company's information systems and capabilities and the introduction of new STAR*Net products.

  Adjusted EBITDA. Adjusted EBITDA increased $1.0 million, or 45.5%, to $3.2 million for the three months ended October 31, 1998 from $2.2 million for the three months ended October 31, 1997. As a percentage of net revenues, Adjusted EBITDA increased to 29.1% for the three months ended October 31, 1998 from 24.6% for the three months ended October 31, 1997. These increases reflect the factors discussed above.

  Depreciation and Amortization. Depreciation and amortization increased $100,000, or 8.3%, to $1.3 million for the three months ended October 31, 1998 from $1.2 million for the three months ended October 31, 1997. This increase reflects an increase in pagers, switches and other depreciable assets associated with the growth of the subscriber base and amortization related to acquired intangible assets.

  Operating Income. Operating income increased $600,000, or 60.0%, to $1.6 million for the three months ended October 31, 1998 from $1.0 million for the three months ended October 31, 1997. This increase reflects the Company's ability to achieve certain economies of scale related to subscriber base growth.

  Interest Expense. Interest expense increased $496,000, or 70.5%, to $1.2 million for the three months ended October 31, 1998 from $704,000 for the three months ended October 31, 1997. This increase primarily reflects the growth in the debt outstanding under the Credit Facility due to acquisitions completed during the second half of fiscal 1997.

  Amortization of Stock Warrants. Amortization of stock warrants decreased $92,000, or 14.9%, to $526,000 for the three months ended October 31, 1998 from $618,000 for the three months ended October 31, 1997. Changes in the value of the warrants are based on a formula contained in the put feature of the Creditanstalt Warrants.

  Income Tax Expense. Income tax expense decreased $118,000, or 66.3%, to $60,000 for the three months ended October 31, 1998 from $178,000 for the three months ended October 31, 1997. This decrease primarily reflects a decrease in the pre-tax income of the Cape Fear entity that was a C corporation.

  Net Income. Net income increased $305,000, or 38.4%, to $1.1 million for the three months ended October 31, 1998 from $795,000 for the three months ended October 31, 1997. This increase reflects the factors described above. Excluding the effect of the amortization of stock warrants, net income increased $397,000, or 224.3%, to $574,000 for the three months ended October 31, 1998 from $177,000 for the three months ended October 31, 1997.

Fiscal Year Ended July 31, 1998 Compared to Fiscal Year Ended July 31, 1997

  Total Revenues. Total revenues increased $6.2 million, or 18.5%, to $39.7 million for fiscal 1998 from $33.5 million for fiscal 1997. This increase was primarily due to growth in subscribers both internally and from acquisitions. Total subscribers increased 60,400, or 41.2%, to 207,100 at July 31, 1998 from 146,700 at July 31, 1997. Of this increase in subscribers, internal growth accounted for 9,600 new subscribers and four acquisitions during the period accounted for 50,800 new subscribers. Product sales increased $7,000, or 0.3%, to $2.3 million for fiscal 1998, but decreased as a percentage of net revenues to 6.1% for fiscal 1998 from 7.3% for fiscal 1997. The increase in product sales was related to subscriber base growth while the decline in product sales as a percentage of net revenues reflects increased voicemail and other services revenues which do not require subscriber equipment.

  Cost of Products Sold. Cost of products sold decreased $500,000, or 25.0%, to $1.5 million for fiscal 1998 from $2.0 million for fiscal 1997. The gross margin on products sold increased to 34.8% for fiscal 1998 from 15.0% for fiscal 1997. The decrease in cost of products sold and the increase in gross margin were primarily attributable to lower product costs associated with the changing mix of products sold and the declining cost for subscriber equipment.

  Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses increased $2.1 million, or 15.4%, to $15.6 million for fiscal 1998 from $13.5 million for fiscal 1997. This increase reflects an increase in airtime expenses paid to third party service providers associated with subscriber base growth and related increased telephone expenses. Telephone expenses increased due to additional telephone facilities and increased voicemail usage. Service, rent and maintenance expenses decreased as a percentage of net revenues to 40.9% for fiscal 1998 from 42.8% for fiscal 1997. This decrease reflects the Company's ability to achieve certain economies of scale as the subscriber base has grown.

  Selling and Marketing Expenses. Selling and marketing expenses increased $500,000, or 11.6%, to $4.8 million for fiscal 1998 from $4.3 million for fiscal 1997. This increase reflects increased expenditures for sales and marketing activities, including the hiring and compensation of additional sales representatives, and advertising. Selling and marketing expenses decreased as a percentage of net revenues to 12.5% for fiscal 1998 from 13.6% for fiscal 1997.

  General and Administrative Expenses. General and administrative expenses increased $700,000, or 10.6%, to $7.3 million for fiscal 1998 from $6.6 million for fiscal 1997. This increase reflects higher office costs and customer service staffing levels associated with subscriber base growth. This increase also relates to costs incurred by the Company in connection with the introduction of new STAR*Net products. General and administrative expenses decreased as a percentage of net revenues to 19.2% for fiscal 1998 from 20.8% for fiscal 1997.

  Engineering Expenses. Engineering expenses increased $203,000, or 20.4%, to $1.2 million for fiscal 1998 from $997,000 for fiscal 1997. This increase reflects higher staffing levels and costs associated with upgrading the Company's information systems and capabilities and the introduction of new STAR*Net products.

  Adjusted EBITDA. Adjusted EBITDA increased $3.3 million, or 49.3%, to $10.0 million for fiscal 1998 from $6.7 million for fiscal 1997. As a percentage of net revenues, Adjusted EBITDA increased to 26.2% for fiscal 1998 from 21.1% for fiscal 1997. These increases reflect the factors discussed above.

  Depreciation and Amortization. Depreciation and amortization increased $900,000, or 21.4%, to $5.1 million for fiscal 1998 from $4.2 million for fiscal 1997. This increase reflects an increase in pagers, switches and other depreciable assets associated with the growth of the subscriber base and amortization related to acquired intangible assets.

  Operating Income. Operating income increased $1.3 million, or 65.0%, to $3.3 million for fiscal 1998 from $2.0 million for fiscal 1997. The fiscal 1998 results include an $834,000 one-time charge for the write-down of traditional paging terminals removed from service in connection with the Company's implementation of its STAR*Net platform and the write-off of assets associated with the Company's previous billing system which was replaced. Excluding the one-time charge, operating income would have been $4.1 million for fiscal 1998, a 108.8% increase over fiscal 1997.

  Interest Expense. Interest expense increased $1.5 million, or 65.2%, to $3.8 million for fiscal 1998 from $2.3 million for fiscal 1997. This increase primarily reflects the growth in the debt outstanding under the Credit Facility due to acquisitions completed during the second half of fiscal 1997 and fiscal 1998, and to a lesser extent, higher bank lending rates during fiscal 1998.

  Accretion of Stock Warrants. Accretion of stock warrants expense decreased $1.4 million, or 77.8%, to $450,000 for fiscal 1998 from $1.8 million for fiscal 1997.

  Income Tax Expense. Income tax expense increased $240,000, or 61.5%, to $630,000 for fiscal 1998 from $390,000 for fiscal 1997. This increase primarily reflects an increase in the pre-tax income of the Cape Fear entity that was a C corporation.

  Net Loss. Net loss decreased $500,000, or 25.0%, to $1.5 million for fiscal 1998 from $2.0 million for fiscal 1997. This decrease reflects the factors described above. Excluding the effect of the accretion of stock warrants, the one-time charge for the write-down of traditional paging terminals removed from service in connection with the Company's implementation of its STAR*Net platform, the write-off of assets associated with the Company's previous billing system that was replaced and the cumulative effect of a change in accounting principle, net income increased $584,000 to $391,000 for fiscal 1998 from a loss of $193,000 for fiscal 1997.

Fiscal Year Ended July 31, 1997 Compared to Fiscal Year Ended July 31, 1996

  Total Revenues. Total revenues increased $10.4 million, or 45.0%, to $33.5 million for fiscal 1997 from $23.1 million for fiscal 1996. This increase was primarily due to growth in subscribers both internally and from acquisitions. Total subscribers increased 41,000, or 38.8%, to 146,700 at July 31, 1997 from 105,700 at July 31, 1996. Of this increase in subscribers, internal growth accounted for 14,600 new subscribers and six acquisitions during the period accounted for 26,400 new subscribers. Results for fiscal 1997 include 12 months of operations of C.R. and Atlanta Voice Page, Inc. ("AVP"), which were acquired in February and June, 1996, respectively, through which the Company added 22,000 paging subscribers. Also during fiscal 1997, the Company completed four smaller acquisitions through which it added 11,900 subscribers. Results of operations of the acquired companies were included from the various acquisition dates. Product sales increased $500,000, or 27.8%, to $2.3 million for fiscal 1997 from $1.8 million for fiscal 1996. This increase was related to subscriber base growth. Product sales decreased as a percentage of net revenues to 7.3% for fiscal 1997 from 8.5% for fiscal 1996. This decrease reflects increased voicemail and other services revenues which do not require subscriber equipment.

  Cost of Products Sold. Cost of products sold increased $600,000, or 42.9%, to $2.0 million for fiscal 1997 from $1.4 million for fiscal 1996. This increase was associated with continued subscriber base growth. Gross margin on products sold decreased to 13.0% for fiscal 1997 from 22.2% for fiscal 1996. This decrease was primarily attributable to lower prices paid by customers for subscriber equipment.

  Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses increased $4.5 million, or 50.0%, to $13.5 million for fiscal 1997 from $9.0 million for fiscal 1996. This increase reflects an increase in airtime expense paid to third party service providers and in subcarrier and tower lease expenses primarily associated with the acquisitions of C.R. and AVP. Results of operations for C.R. and AVP are reflected for all of fiscal 1997 but are included only in the last two months and six months, respectively, of fiscal 1996. Telephone expenses increased as a result of additional telephone facilities and increased voicemail usage. Service, rent and maintenance expenses increased as a percentage of net revenues to 42.8% for fiscal 1997 from 41.2% for fiscal 1996. This increase primarily reflects increases in telephone and airtime costs as a percentage of net revenues.

  Selling and Marketing Expenses. Selling and marketing expenses increased $1.2 million, or 38.7%, to $4.3 million for fiscal 1997 from $3.1 million for fiscal 1996. This increase reflects increased expenditures for sales and marketing activities, including the hiring and compensation of additional sales representatives, and advertising. Selling and marketing expenses decreased as a percentage of net revenues to 13.6% for fiscal 1997 from 14.1% for fiscal 1996.

  General and Administrative Expenses. General and administrative expenses increased $2.3 million, or 53.5%, to $6.6 million for fiscal 1997 from $4.3 million for fiscal 1996. This increase reflects higher staffing levels associated with the subscriber base growth, as well as higher office costs. General and administrative expenses increased as a percentage of net revenues to 20.8% for fiscal 1997 from 19.9% for fiscal 1996.

  Engineering Expenses. Engineering expenses increased $328,000, or 49.0%, to $997,000 for fiscal 1997 from $669,000 for fiscal 1996. This increase reflects higher staffing levels associated with the subscriber base growth and related systems.

  Adjusted EBITDA. Adjusted EBITDA increased $2.4 million, or 55.8%, to $6.7 million for fiscal 1997 from $4.3 million for fiscal 1996. As a percentage of net revenues, Adjusted EBITDA decreased to 21.1%, for fiscal 1997 from 19.6% for fiscal 1996.

  Depreciation and Amortization. Depreciation and amortization increased $2.0 million, or 90.9%, to $4.2 million for fiscal 1997 from $2.2 million for fiscal 1996. This increase reflects an increase in depreciable assets associated with the increased subscriber base and increased amortization related to acquired intangible assets.

  Operating Income. Operating income decreased $100,000, or 4.8%, to $2.0 million for fiscal 1997 from $2.1 million for fiscal 1996.

  Interest Expense. Interest expense increased $1.4 million, or 154.0%, to $2.3 million for fiscal 1997 from $909,000 for fiscal 1996. This increase primarily reflects the growth in the debt outstanding under the Credit Facility due to acquisitions during fiscal 1997 and the second half of fiscal 1996 and, to a lesser extent, higher bank lending rates during fiscal 1997.

  Accretion of Stock Warrants. Accretion of stock warrants expense increased $946,000, or 110.8%, to $1.8 million for fiscal 1997 from $854,000 for fiscal 1996.

  Income Tax Expense. Income tax expense decreased $188,000, or 32.5%, to $390,000 for fiscal 1997 from $578,000 for fiscal 1996. This decrease primarily reflects a decrease in the pre-tax income of the Cape Fear entity that was a C corporation.

  Net Loss. Net loss increased $1.6 million,or 372.1%,to $2.0 million for fiscal 1997 from $430,000 for fiscal 1996. This increase reflects the factors described above. Excluding the effect of the accretion of stock warrants and a $132,000 extraordinary charge on early retirement of debt for fiscal 1996, net loss increased $740,000, or 136.0%, to $200,000 for fiscal 1997 from net income of $556,000 for fiscal 1996.

Liquidity and Capital Resources

  The Company has met its primary cash requirements from borrowings under the Credit Facility and cash flows from operations. Borrowings under the Credit Facility have been used to fund acquisitions, capital expenditures and general corporate needs. The Company had outstanding borrowings under the Credit Facility of $12.6 million, $18.8 million and $38.3 million as of July 31, 1996, 1997 and 1998, respectively, and $40.5 million as of October 31, 1998. As of December 31, 1998, the Company had outstanding borrowings under the Credit Facility of $51.5 million. The Credit Facility was increased in October 1998 to $55.0 million from $40.0 million. The Credit Facility carries a variable rate of interest based on, at the Company's election: (1) Bank Austria Creditanstalt's prime rate plus 2%; or (2) LIBOR plus 4%. The Credit Facility is secured by substantially all of the Company's assets.

  The Company's cash balances were $1.2 million, $666,000 and $538,000 at July 31, 1996, 1997 and 1998, respectively, and $198,000 at October 31, 1998. Net cash provided by operating activities was $4.2 million, $4.5 million and $5.4 million for the years ended July 31, 1996, 1997 and 1998, respectively, and $1.4 million for the three months ended October 31, 1998.

  Net cash used in investing activities was $15.3 million, $14.4 million and $29.8 million for the years ended July 31, 1996, 1997 and 1998, respectively, and $2.5 million for the three months ended October 31, 1998. Investing activities during fiscal 1996 included $10.4 million for acquisitions and $4.9 million net purchases of property and equipment. Investing activities during fiscal 1997 included $9.0 million for acquisitions and $5.4 million net purchases of property and equipment. Investing activities during fiscal 1998 included $21.0 million for acquisitions and $8.8 million net purchases of property and equipment. Investing activities during the three months ended October 31, 1998 included $65,000 for acquisitions and $2.5 million net purchases of property and equipment.

  Net cash provided by financing activities was $12.0 million, $9.3 million and $24.2 million for the years ended July 31, 1996, 1997 and 1998, respectively, and $826,000 million for the three months ended October 31, 1998. Included in cash provided by financing activities for fiscal 1996 was $8.6 million of proceeds from the issuance of long-term debt, $3.5 million of proceeds from the issuance of Series A preferred stock and Series C preferred stock, $250,000 of proceeds from the issuance of common stock, partially offset by $334,000 of dividends on Series A preferred stock and Series C preferred stock. Included in cash provided by financing activities for fiscal 1997 was $10.0 million of proceeds from issuance of long-term debt, partially offset by $450,000 of dividends on Series A preferred stock and Series C preferred stock and $60,000 of other financing activities. Included in net cash provided by financing activities for fiscal 1998 was $20.4 million of proceeds from issuance of long-term debt, $4.5 million of proceeds from the issuance of Series D preferred stock, and $100,000 of proceeds from the issuance of common stock, partially offset by $519,000 of dividends on Series A preferred stock, Series C preferred stock and Series D preferred stock and $206,000 of other financing activities. Included in cash provided by financing activities for the three months ended October 31, 1998 was $1.3 million from the issuance of long term debt, partially offset by $332,000 of dividends on Series A preferred stock, Series C preferred stock and Series D preferred stock, and $150,000 of other financing activity.

  The Company had negative working capital of $1.8 million and $3.1 million at July 31, 1997 and 1998, respectively, and $1.4 million at October 31, 1998.

  On April 3, 1998, the Company issued $4.5 million of Series D preferred stock, a portion of the proceeds of which was used to finance the $4.3 million purchase price of Premier Paging (the "Premier Acquisition"). The Premier Acquisition was also financed with an unsecured four year note in the principal amount of $900,000. The note bears interest at 9% per year. The remaining proceeds from the sale of the Series D preferred stock were used for working capital. The Series D preferred stock pays a monthly coupon of 8.5% per annum.

  On May 1, 1998, the Company borrowed $11.4 million under the Credit Facility to finance the acquisition of Hyde's Stay in Touch, Inc. and other working capital purposes. The Company intends to repay a portion of amounts outstanding under the Credit Facility and redeem the Series D preferred stock with the net proceeds of the offering. While there can be no assurance, the Company estimates that the proceeds of the offering, funds to be provided by operations and funds available under the Credit Facility will be sufficient to meet the Company's anticipated needs for working capital for the next 12 months. This estimate is a forward-looking statement that is subject to risks and uncertainties. Actual results and working capital needs could differ materially from those estimated due to a number of factors, including the use of such proceeds to fund acquisitions and the factors discussed under "Risk Factors." In addition, acquisitions may require additional debt and equity financing. The Company has no present plans to make any other significant capital expenditures.

Impact of Year 2000

  Many existing computer hardware and software systems are designed to use two digits to identify a year in date fields (e.g., "99" for "1999"). These systems may not properly recognize a year that begins with "20" instead of "19." If not corrected, these systems could fail or could create erroneous results when working with dates beyond the year 1999. This is commonly referred to as the "Year 2000 issue." The Company believes that the Year 2000 issue may affect the Company through the Company's services and through its internal operations.

 Readiness Status

  The Company has substantially completed its assessment of the state of readiness of its services and its internal operations. Further, the Company has put in place plans that are intended to ensure that all of its services as well as its internal operations will be Year 2000 compliant by October 1999. These plans, which were developed by internal personnel without third party assistance, are described below.

  The Company designed the STAR*Net platform to be Year 2000 compliant. The STAR*Net platform is based on Microsoft's MS-DOS 6.22 operating system, which Microsoft has certified to be Year 2000 compliant. In 1998, Satellink tested STAR*Net for Year 2000 compliance on several hardware platforms and found no failures.

  Satellink uses three switches manufactured by Glenayre Electronics. They are the GL-3000 paging terminal, the GL-3900 TAS terminal and the MVP voice mail terminal. These three terminals are not Year 2000 compliant. Glenayre has produced a Year 2000 compliant software upgrade to each terminal which is presently available. However, Satellink has elected to retire these terminals and migrate the existing customers to the STAR*Net platform by October 1999. If for any reason the Glenayre terminals must remain in use after October 1999, Satellink will purchase and install the Glenayre software upgrades at a total estimated cost of $28,000. Glenayre has assured Satellink that it will continue to support these terminals after the Year 2000.

  The Company delivers paging services by broadcasting messages over various paging networks, some of which are Company-owned and some of which are owned by third parties. The Company has tested the paging networks that it owns and has found them to be Year 2000 compliant. The Company also has received written assurances from the operators of the other paging networks that these paging networks are Year 2000 compliant. However, if any of the paging networks tested by the Company are not Year 2000 compliant, it could negatively affect the functionality of the Company's paging services.

  Although the Company believes that its services currently are, or by October 1999 will be, Year 2000 compliant, the Company cannot guarantee that its current or future services, or those of the paging networks used by the Company, contain or will contain all necessary date code changes or that errors will not be found later. The costs to resolve any resulting Year 2000 related problems could negatively impact the Company's business, financial condition and operating results.

  The Company has identified and assessed the Year 2000 readiness of most of the material information technology and non-information technology systems, including accounting systems, billing systems, telephone equipment and systems, and telephone service providers, used internally as part of the Company's operations, but such work is ongoing. The Company's only accounting system is the Real World Accounting system, which is not Year 2000 compliant. However, the Company has ordered a Year 2000 compliant upgrade which is scheduled to be installed by February 1, 1999 at a total estimated cost of $3,000.

  Satellink uses billing systems provided by In-Touch and by Beep Plus. Both companies have certified that their systems are Year 2000 compliant. The In-Touch system uses a Unix operating system that does not rely on 2-digit values for the year, which minimizes the chance of a Year 2000 problem. The Beep Plus system uses the Microsoft MS-DOS 6.22 system, which Microsoft has certified to be Year 2000 compliant. Additionally, the Company wrote a portion of its billing software in-house using Microsoft Access, which Microsoft has certified to be Year 2000 compliant.

  Satellink uses office telephone systems and equipment from three major vendors: Siemens, Toshiba and Lucent. These vendors have certified that their equipment is Year 2000 compliant. Satellink also uses call-tracking software from Tap-it Software. This software in its present configuration is not Year 2000 compliant. Satellink has ordered an update to this system which has been certified to be Year 2000 complaint, and Satellink expects that this update will be installed and tested by April 1, 1999. The total estimated cost of this upgrade is $1,000. Satellink uses the telephone services of most of the major telephone companies, including BellSouth, GTE, MCI WorldCom, Sprint and Southwestern Bell. These vendors have certified the Year 2000 readiness of the services used by the Company.

  The Company continues to assess and test its remaining internal operating systems for Year 2000 compliance. The Company expects its testing of these remaining systems to be complete by October 1999. The Company believes that it has appropriate plans in place to achieve timely Year 2000 readiness for all of its internal systems. The Company believes further that the costs of the remaining assessment, testing and any required remediation will not be significant. However, the Company's on-going assessment and testing program may in the future reveal Year 2000 issues which are not currently identified or fully understood.

  As indicated above, the Company depends heavily on third party providers for most of its critical internal operating systems, as well as for certain critical aspects of the services that it provides. If these third party services are not Year 2000 compliant (despite certifications to the contrary by the third party providers), the Company's business, financial condition and operating results could be negatively affected.

  The Company's services as well as its internal operations also could be negatively impacted by Year 2000 issues affecting vendors and other third parties with which the Company has relationships, such as utilities, distributors and banks. The Company has gathered written materials published by all third parties upon which the Company's services and internal operations significantly depend or have otherwise communicated directly with such third parties to determine the Year 2000 readiness of their business operations or the services they supply to the Company. While the Company has collected many responses and other materials from such third parties regarding their Year 2000 readiness, the process is ongoing. The Company expects to have received information on all third parties upon which it significantly relies by October 1999. The Company is not certain that the Year 2000 issue will be properly and timely resolved by all of the third parties upon which it relies. If not so resolved, it could negatively affect the Company's business, financial condition and operating results.

 Costs to Address the Year 2000 Issue

  The Company has incurred approximately $50,000 in costs to make its services and internal systems Year 2000 compliant. Other than an additional $28,000 which the Company would incur if it purchases the Glenayre software update for its switches, the Company does not expect to incur material additional costs to remedy any remaining Year 2000 problems with its services and internal systems. However, the Company cannot currently assess the costs of remedying problems resulting from the Year 2000 issues of others. If the costs of remedying these Year 2000 problems prove to be significant, it may negatively affect the Company's business, financial condition and operating results.

 Risks

  The Company's business is heavily dependent upon the constant availability of telecommunications services and other utilities. As a result, the Company currently believes that the most reasonably likely worst case Year 2000 scenario would involve the temporary interruption of telephone, electric power or other utility supplies to the Company's facilities due to a failure of a utility supplier to be Year 2000 compliant. In addition, despite assurances and testing, it is also possible that the services or internal systems of some of the third parties upon which the Company significantly depends may not be Year 2000 compliant. Such failure could negatively affect the Company's business, financial condition and operating results.

  In addition, "business interruption" litigation may arise out of the Year 2000 issue. The Company is not aware of any possible claim against it arising from instances of business interruption. However, the Company cannot assure that customers or others will not bring Year 2000 related claims against the Company. Any such claims, with or without merit, could be time consuming and expensive for the Company to defend or resolve. Any adverse outcome in any such litigation could subject the Company to significant liability. As a result, business interruption litigation could negatively affect the Company's business, financial condition and operating results.

 Contingency Plans

  The Company has not yet established a contingency plan to address the most reasonably likely worst case scenario described above. The Company is currently considering whether it is feasible to attempt to develop a contingency plan that could address such a far-reaching worst case scenario.

 Cautionary Statements

  The continued assessment, progress and timing of the Company's Year 2000 readiness efforts and potential exposures as described above depend upon the cooperation and responsiveness of third parties, the accuracy and reliability of responses provided and testing procedures, and the availability of skilled resources, both internal and external, to address Year 2000 issues that exist or may arise. There can be no assurance that assessments to date will prove to be accurate. Serious deficiencies which are not currently identified or fully understood may arise in the future and may negatively affect the Company's business, financial condition and operating results. The Company plans to continue its assessment of Year 2000 issues that may affect the Company and develop appropriate contingency plans where necessary in an effort to minimize the potential exposure of the Company to the Year 2000 issue.

Recent Accounting Pronouncement

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This Statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS 131 is not expected to have a material impact on the Company's financial statements.

                                   BUSINESS

General

  Founded in 1988, Satellink is a leading regional provider of messaging and enhanced personal telecommunications services to businesses and individuals. The Company provides these services in smaller metropolitan areas and major cities in the southeastern and southwestern United States. In 1995, the Company began development of its proprietary STAR*Net platform in anticipation of increased demand for enhanced personal telecommunications services from a single provider. The STAR*Net platform allows the Company to provide an integrated suite of personal telecommunications services to businesses and individuals in smaller markets not generally targeted by major providers. Current services provided by the STAR*Net platform when combined with services under development will comprise a unified messaging service. The Company will continue capitalizing on its STAR*Net platform by marketing enhanced services to its existing subscriber base and by attracting new subscribers who would otherwise use multiple providers to fulfill their personal telecommunications needs. Satellink has increased its subscriber base through internal growth and acquisitions from approximately 105,700 subscribers as of July 31, 1996 to approximately 214,500 subscribers as of October 31, 1998.

  Through the STAR*Net platform, which integrates carrier-grade telephony platform hardware with the Company's proprietary software, Satellink provides its subscribers enhanced services such as single telephone number access to paging, voicemail, long distance and "find me" services. The STAR*Net platform also allows the Company to offer Internet e-mail delivery via alphanumeric pager, prepaid and postpaid long distance calling cards, inbound 1-800 service and the ability to originate a phone call from within a subscribers voicemail. At a cost of approximately $25,000 per platform, the STAR*Net platform costs significantly less than comparable switching platforms. This allows the Company to offer its enhanced services in smaller markets where the implementation of a more expensive platform is not economically justified. The Company believes that the STAR*Net platform's scalable and flexible architecture and relatively low cost of implementation give the Company a competitive advantage by allowing it to quickly add and customize services.

  The Company delivers paging services by broadcasting messages over: (1) an FM subcarrier network that is owned by the Company in Alabama, Georgia, Kentucky and Tennessee and that is linked with the CUE nationwide FM paging network, which reaches over 95% of the population of the United States and Canada and covers 60,000 miles of interstate highway; (2) Company-owned VHF and UHF paging networks in Georgia and Louisiana; and (3) VHF, UHF, 900 MHz and narrowband PCS paging networks operated by third parties from which the Company purchases and resells local, regional and nationwide service. In addition to the Company-owned FM subcarrier network, Satellink has exclusive regional distribution rights for paging in North Carolina, southern Louisiana and Dallas/Fort Worth. The Company's use of the STAR*Net platform and multiple message distribution networks in its market areas allows the Company to offer to its subscribers an assortment of service and pricing options not readily available from many of the Company's competitors.

Industry

  The telecommunications industry has been characterized by high levels of competition and consolidation over the past 15 years as a result of deregulation and the breakup of AT&T. The 1996 Act further increased competition by allowing many telecommunications companies to enter markets from which they were previously excluded. One result was further industry consolidation as companies acquired other companies in their market segment as well as companies in different market segments. Additionally, many companies are attempting to broaden their product and service offerings and sell those products to existing and new customers. Many companies which once regarded themselves as primarily long distance carriers, local exchange carriers, paging companies, cellular companies, cable companies or Internet service providers now compete with each other. For example, the Company's messaging and enhanced personal telecommunications services now compete with services offered by companies as diverse as BellSouth, MCI WorldCom and Premiere Technologies, as well as traditional paging and voice messaging competitors.

  The Company believes that the principal factors influencing financial results in the telecommunications industry are price, cost of service, customer acquisition cost, customer attrition, and the ability to sell multiple services, which increases the revenue per customer. As the industry continues to consolidate, the Company believes that these factors will become increasingly important.

  The messaging and enhanced personal telecommunications industry is large and growing. The U.S. paging industry had 48.2 million subscribers at December 31, 1997 and was estimated by industry sources to grow to 53.4 million by December 31, 1998, an annual growth rate of 10.8%. From 1990 through 1997, the number of subscribers grew from 9.9 million to 48.2 million, a compound annual growth rate of 25.4%. From December 31, 1997 through 2002, the number of paging subscribers is forecast to grow at a compound annual rate of 7.4%, reaching penetration of approximately 24% of the U.S. population. Paging industry revenue was approximately $5.2 billion in 1997, with ARPU of $9.57. For 1998, revenue is estimated to be $6.2 billion, with ARPU of $10.17. For 2002, industry sources forecast industry revenue and ARPU to be $8.6 billion and $10.69, respectively. The U.S. paging market is serviced by over 2,000 paging companies. Of these companies, the five largest served approximately 51.0% of the total subscribers as of December 31, 1997.

  An important development in the paging market has been the recent development of advanced messaging services, which include guaranteed messaging, two-way text messaging and voice messaging. Advanced messaging was estimated to account for approximately 600,000 subscribers as of December 31, 1998, or approximately 1.1% of the paging market. Industry sources forecast that advanced messaging will grow to approximately 8.4 million subscribers, or 12.2% of the paging market, by 2002.

  Another trend that provides growth opportunities for messaging and telecommunications companies is unified messaging. Unified messaging allows a subscriber to retrieve messages sent to a voice mailbox, pager, fax machine or e-mail address through a number of methods. As the telecommunications industry is increasingly focusing on user-friendly messaging capabilities, voicemail companies, local exchange carriers, competitive local exchange carriers, and Internet service providers are offering unified messaging. Industry sources estimate that worldwide unified messaging revenues could grow from $26.8 million in 1997 to $2.3 billion in 2002 and that the global unified messaging market will reach $31 billion by 2006. It is estimated that in the United States unified messaging revenues could grow to $970 million by 2002 and that by 2006 more than one-third of households and 75% of businesses in the United States will subscribe to services that include unified messaging.

Growth Strategy

  The Company's primary objective is to become a leading national provider of messaging and enhanced personal telecommunications services. The Company intends to achieve its objective by pursuing the following strategies:

  . Focus on Niche Markets. The Company targets smaller metropolitan markets throughout the southeastern and southwestern United States that it believes are underserved by larger providers of personal telecommunications services, who focus on more densely populated metropolitan areas. The Company intends to continue implementing its niche market strategy by opening additional offices in smaller metropolitan markets, acquiring other providers of paging, voicemail and other personal telecommunications services in existing and additional markets and utilizing its direct sales force to obtain new subscribers in smaller metropolitan markets. While the Company serves larger markets, smaller markets are attractive to Satellink because management believes these markets have reduced competition for personal telecommunications services, limited availability of competitive services and lower market penetration rates for personal telecommunications services. The Company also focuses on providing regional and national coverage, which generates higher revenue per subscriber as compared to local coverage. Approximately 18% of the Company's paging subscribers currently utilize nationwide coverage paging services as compared to approximately 8% of total paging subscribers in the United States who used such services as of December 31, 1997. The Company believes this reflects its ability to serve mobile individuals who require the broad, uninterrupted coverage area provided by the Company.

  . Capitalize on Enhanced STAR*Net Services to Attract New Subscribers. The Company intends to attract new subscribers by continuing to aggressively market its STAR*Net services. The Company believes that the introduction of the STAR*Net services has expanded its target market because potential new subscribers now include users of enhanced personal telecommunications services in addition to users of traditional paging and voicemail services. In addition, the Company believes that businesses and individuals who currently use multiple providers for their personal telecommunications needs will be attracted to the Company because the Company is able to provide subscribers with a suite of services and a single bill for all of their services. During the three-month period ended October 31, 1998, approximately 50% of new STAR*Net subscribers selected enhanced services in addition to traditional messaging services.

  . Expand Subscriber Base Through Acquisitions. The Company intends to continue increasing its subscriber base and its opportunities to cross-market STAR*Net services by identifying and acquiring providers of paging, voicemail and other personal telecommunications services. Based on its experience acquiring and integrating 13 paging and voicemail operators since January 1996, the Company believes that acquisitions will generate cost savings through integration of acquired companies, particularly from its increased purchasing power for equipment and airtime and other resulting economics of scale. Any cost savings would effectively reduce the multiple paid for acquired companies, thereby increasing the Company's return on interest capital. The Company intends to continue to focus on smaller acquisition candidates because it expects larger providers to focus increasingly on internal growth and larger acquisitions, decreasing competition for smaller acquisition candidates.

  . Cross-Market an Integrated Suite of STAR*Net Services to Existing and Acquired Subscribers. The Company intends to continue cross-marketing additional STAR*Net services to its existing and acquired subscribers. The Company believes that its subscribers are mobile individuals who are likely to use multiple personal telecommunications services. The Company believes these subscribers are more likely to purchase these services from the Company because: (1) the Company owns the subscribers' access numbers and is able to offer them the ability to change service plans and coverage areas without changing access numbers; (2) the Company has developed a proprietary unified billing system that enables it to provide its subscribers with a single bill for all of the Company's personal telecommunications services; and (3) subscribers are familiar with the Company and have purchased services from the Company in the past.

  . Expand the Suite of STAR*Net Services. The Company intends to develop new STAR*Net services and offer them along with existing STAR*Net services. These combined services will constitute a unified messaging service and provide the Company with additional cross-marketing opportunities to existing and new subscribers. Services under development include Internet-based conference calling, local access voicemail between cities, text-to-speech playback of e-mail messages and narrowband PCS.

Acquisitions

  Acquisitions have contributed significantly to the Company's growth. The following table provides a summary of acquisitions in which the Company acquired more than 5,000 subscribers. The Company paid an aggregate cash consideration of approximately $34.0 million and issued approximately 2.5 million shares of its common stock in connection with these acquisitions.

                                                                        Approximate
                                                             Date          Number
 Name of Acquired Company             Locations            Acquired    of Subscribers
 ----------------------------  -----------------------   ------------- --------------
 Cape Fear Paging Companies..  Nashville and Jackson,    December 1998     59,000
                               TN, Raleigh and
                               Fayetteville, NC

 Hyde's Stay in Touch,         Shreveport, Monroe and    May 1998          39,000
  Inc. ......................  Alexandria, LA

 Premier Paging, Inc. .......  Baton Rouge, New          April 1998        10,000
                               Orleans, Denham Springs
                               and Hammond, LA

 Message World...............  Atlanta, GA               February 1997      5,300

 C.R., Inc. .................  Dallas, TX                May 1996          10,500

 Atlanta Voice Page, Inc. ...  Atlanta, GA               February 1996     11,500

  Since January 1996 the Company has completed seven additional acquisitions for aggregate consideration of approximately $3.0 million. Through these acquisitions, the Company acquired approximately 8,900 paging subscribers, generally in smaller metropolitan markets. The Company is currently engaged in preliminary discussions with several other acquisition candidates, but it has no binding commitments to acquire any of such candidates. See "Risk Factors --
 We Cannot Guarantee Our Acquisitions Will Be Successful" and "Use of
Proceeds."

Services

  The Company provides an integrated suite of messaging and enhanced personal telecommunications services. A subscriber can select any single service or combination of services, all of which can be accessed through a single local or 1-800 access number. The Company's current services combined with its services under development will allow the Company to offer unified messaging services. The following table summarizes each of the Company's current and planned services.

 Current Services
 ----------------

 STAR*Paging              Satellink provides a variety of local, regional or
                          national paging services through traditional, FM and
                          third party networks. The Company's paging network is
                          able to reach 95% of the population of the United
                          States and Canada.

 STAR*Message             The Company provides subscribers with an outsourced
                          voicemail solution that allows subscribers to avoid
                          the capital investment necessary to establish their
                          own stand alone voicemail system.

 STAR*FindMe              Satellink provides a subscriber with a personal local
                          or 1-800 number that serves as a single point of
                          access from which callers can select various
                          messaging options or attempt to locate the subscriber
                          at up to four predetermined phone numbers.


 STAR*Calling               Satellink enables a subscriber to place worldwide
                            long distance calls from the United States while
                            accessing the STAR*Net voicemail box, thereby
                            allowing the subscriber to return a voicemail
                            message, listen to additional voicemail messages
                            and make additional calls without redialing an
                            access number or PIN. Additionally, a subscriber
                            can use prepaid or postpaid Satellink calling cards
                            to place long distance calls.

 One number services        Satellink enables a subscriber to change coverage
                            area or type of service without changing the
                            subscriber's local or 1-800 access number.

 STAR*Toll Free             The Company provides a subscriber the opportunity
                            to establish a single 1-800 number from which the
                            subscriber can forward calls to a different number
                            at a cost that is generally lower than that charged
                            by traditional 1-800 providers.

 STAR*MeetMe                Satellink enables a subscriber to initiate a
                            conference call from any telephone with up to 16
                            participants without operator assistance.

 STAR*Mail                  Satellink enables a subscriber to receive an e-mail
                            message via an alphanumeric pager.

 MessageLink.Net            Satellink provides a subscriber unlimited Internet
                            access service for $19.95 per month.

 Services Under Development
 --------------------------

 STAR*Web A subscriber would be able to access paging, voicemail or e-mail messages through the Internet.

 Local access voicemail     A subscriber would be able to leave messages for
                            other subscribers in networked cities without
                            dialing a long distance number.

 Text-to-speech playback    A subscriber would be able to access Internet or
                            LAN e-mail messages via the subscriber's voicemail.

 STAR.Conference            An individual would be able to initiate, monitor
                            and manage conference calls with up to eight
                            participants via the Company's website.

Paging Infrastructure

  The Company operates multiple paging distribution networks and has reseller and other arrangements with third parties which enable the Company to distribute its services in ways that address the needs of a variety of subscribers. The majority of these services utilize the Company's FM and traditional paging networks and traditional paging networks owned and operated by third party carriers. A portion of these services also utilize the CUE FM paging network, which allows the Company to reach over 95% of the population of the United States and Canada and covers 60,000 miles of interstate highway. Despite the Company's multiple distribution networks, there can be no assurance that the Company's subscribers will not experience downtime due to the failure of the Company's network, a third party's network on which the Company relies or any of the Company's switching facilities or its STAR*Net platforms. See "Risk Factors -- Our Services Depend On Networks, Switching Facilities And The STAR*Net Platform."

 FM Network

  The Company's FM network operates by broadcasting on the sideband of FM radio stations in Alabama, Georgia, Kentucky and Tennessee. The Company has entered into agreements with approximately 55 FM radio stations pursuant to which the stations agree to transmit paging messages on a 57 KHz subcarrier concurrently with their regular radio broadcasts. Because most FM radio stations have significantly higher power output and taller towers than traditional paging transmitters, the Company is able to deliver messages over its FM network using fewer transmitters than would be necessary to cover the same geographic area with a traditional paging network. This allows the Company to enter a new local market by installing equipment to inject a 57 KHz subcarrier into an existing FM radio station rather than building a network of paging towers equipped with low-powered traditional paging transmitters.

  Paging messages broadcast over the Company's FM network are broadcast from approximately 55 radio stations. The Company's pagers are programmed to scan the FM frequency spectrum to locate a station broadcasting the Company's 57 KHz paging signal, allowing subscribers to move within the coverage area without interruption of paging service. The Company's FM network is linked to a national FM network operated by CUE and made up of over 500 FM radio stations throughout the United States and Canada. The CUE network reaches over 95% of the population of the United States and Canada and covers 60,000 miles of interstate highway. Numeric paging messages are broadcast over the CUE network through a relay system whereby the Company transmits a paging message to CUE's main terminal which then transmits the message to a satellite which, in turn, retransmits the message either to all participating FM stations for nationwide subscribers or to selected FM stations for regional subscribers. The Company offers regional, nationwide and North American paging through the CUE network, and CUE bills the Company for paging distribution depending on the coverage provided. Additionally, the Company pays a co-operative advertising fee to CUE based on the number of Company pagers connected to the CUE network. See "Risk Factors -- We Depend On CUE Paging Corporation To Maintain Its Network."

 Traditional Paging Networks

  The Company has developed or acquired traditional paging networks in Georgia, Kentucky, Louisiana North Carolina and Tennessee. The traditional paging network broadcasts messages on VHF, UHF and 900 MHz. These messages are broadcast from Company-owned transmitters. Such transmitters are mounted on radio towers owned by third parties who lease tower space to the Company and other broadcasters of radio and other transmissions. Each Company-owned transmitter is operated pursuant to an FCC-issued license. See "-- Government Regulation."

 Third Party Carrier Network

  In addition to maintaining its own traditional paging network, the Company's switching facilities are networked to traditional regional and nationwide paging networks owned and operated by third parties, including PageNet, Preferred Networks, Inc., Metrocall, Inc., BestCom and others. Paging data is transferred from the Company's switch to the third party network, which then transmits the data over its network. The Company has entered into a nationwide resale agreement with PageNet pursuant to which the Company can resell PageNet airtime anywhere in the United States. Under this reseller agreement, the Company can access new paging markets by installing the STAR*Net platform to receive incoming calls and forward such calls to the PageNet network for broadcast. The Company is also a party to a national reseller agreement with SkyTel pursuant to which the Company can resell SkyTel's one-way and two-way nationwide paging services.

The STAR*Net Platform

  Incoming calls to or from the Company's subscribers are received by either a traditional switching platform or by the STAR*Net platform. Traditional switching platforms provide only for the delivery of paging and voicemail messages. The STAR*Net platform allows the Company not only to deliver paging and voicemail messages in the same manner as a traditional platform, but also to relay incoming data to a variety of distribution mechanisms, such as switched 1-800 service and, in the future, the Internet. In addition, the STAR*Net platform allows incoming calls to access trunk lines from which a subscriber can place long-distance calls or conference calls. The STAR*Net platform also combines with the Company's one number capability to allow it to switch a subscriber from one service to another or one network to another without issuing a new telephone number to the subscriber. Accordingly, the Company can switch a subscriber between paging networks with different coverage areas or with less paging traffic, which often results in more reliable and timely message delivery, without changing the subscriber's access number.

  The STAR*Net platform is a software-driven system that utilizes carrier grade telephony platform hardware combined with the Company's proprietary software. A STAR*Net platform is generally located in each of the Company's markets, thereby providing access to the Company's multiple message distribution networks. Subscribers in market areas where a separate STAR*Net platform has not been installed may still obtain access to the broad range of enhanced personal telecommunications services available through the STAR*Net platform through 1-800 access numbers that connect into a STAR*Net platform. Because the STAR*Net platform relies on readily available and relatively inexpensive hardware components, the Company is able to enter new markets without the substantial capital investment associated with traditional switching equipment. Additionally, the Company believes that the flexible and scalable architecture of the STAR*Net platform will allow it to be easily modified to accommodate new services without replacing or materially modifying the existing hardware. In addition to functioning as part of the Company's network, the STAR*Net platform can be customized to meet the specific needs of a subscriber, such as: (i) a school system that implements an automated system through which students can access grades and teacher comments, register for courses or be notified directly of their grades through an autodialed telephone message; or (ii) a small business that needs an integrated voicemail system but cannot afford the capital investment associated with a traditional voicemail system.

  The Company currently maintains switching facilities and STAR*Net platforms in Albany, Atlanta, Augusta, Cordele, Macon, Savannah and Valdosta, Georgia; Birmingham, Alabama; Baton Rouge and New Orleans, Louisiana; Fayetteville, Lumberton and Raleigh, North Carolina; Clarksville and Nashville, Tennessee; and Dallas and Stevenville, Texas. The Company's network service operations are dependent upon its ability to protect the equipment and data at its switching facilities against potential damage that may be caused by fire, power loss, technical failures, unauthorized intrusion, natural disasters, sabotage and other similar events. The Company has therefore implemented monitored security systems, controlled access, automated data backup procedures, uninterrupted power supply systems and automated system trouble alerts.

Sales, Marketing and Customer Service

  Historically, the Company has relied on its direct sales force to obtain subscribers. The Company's sales and marketing strategy incorporates a multi-channel distribution system that utilizes the following distribution channels to access different market segments: (1) the Company's direct sales staff that concentrates on business accounts; (2) Company-employed database telemarketing sales staff which uses computerized lead management and professional telemarketing techniques to identify primarily small businesses and professionals as potential subscribers; and (3) Company retail stores that are designed to sell higher ARPU products and services to the consumer market. The Company also has developed a major account program wherein certain sales representatives and managers are dedicated to establishing and maintaining relationships with large clients. As of October 31, 1998, the Company employed 107 sales representatives, including the Company's direct sales staff, telemarketing professionals and sales representatives who call on retailers.

  The Company's sales representatives are typically recent college graduates who attend a weeklong training program administered by the Company's senior marketing personnel. Sales representatives are compensated through salary plus a commission generally based on recurring revenue generated by each new subscriber. The Company believes that this compensation system encourages its sales representatives to sell multiple services to each new subscriber in order to generate recurring revenues and increase the recurring revenue per new subscriber. See "Risk Factors -- Our Success Depends Upon Our Ability To Attract And Retain Key Personnel."

  In connection with the development of the STAR*Net platform and rollout of STAR*Net services, the Company has commenced an intensive program designed to educate its sales representatives about STAR*Net services. The sales representatives cross-market STAR*Net services to existing subscribers as well as sell such services to new subscribers. The Company also intends to hire additional outside sales representatives for the Company's retail outlets to focus on marketing STAR*Net services to multi-unit subscribers. At the same time, the Company intends to market STAR*Net services to individual and small business subscribers through billing inserts and telemarketing. Sales representatives are compensated based on the first month's recurring revenue generated by each subscriber, which promotes the cross-sale of STAR*Net services which generate higher monthly recurring revenue.

  The Company maintains customer service centers in Roswell, Georgia and Nashville, Tennessee. As of October 31, 1998, these centers employed 23 full-time customer service personnel who are available via a toll-free call 24 hours a day, 7 days a week. The Company also has three customer services representatives at its offices in Louisiana. Customer service calls received between midnight and 8:00 a.m. are forwarded via a paging message to on-call customer service personnel, who return the service calls within 30 minutes of receipt of the paging message. Customer service personnel are trained to educate and assist Satellink's subscribers in the use of the Company's services and to resolve billing and technical issues. The Company's customer service centers can accommodate an additional 10 full-time customer service representatives.

Subscribers

  Satellink markets its services to large and small businesses and, to a lesser extent, individuals who require advanced, high-volume personal telecommunications services. Based on the number of individuals using Satellink's services, the Company's largest subscribers include Southern Company, the State of Tennessee, CSX Corporation, Tennessee Valley Authority, Sprint, Carolina Power and Light and State Farm Insurance. No subscriber represents more than 5% of the Company's subscriber base. Approximately 18% of Satellink's paging subscribers currently utilize nationwide coverage paging services, compared to approximately 8% of total paging subscribers in the United States who used such services as of December 31, 1997. The Company believes this reflects its focus on mobile individuals who require the broad, uninterrupted coverage area provided by the Company. These subscribers have traditionally included truck drivers and other small business operators and employees, utilities companies, professionals, medical personnel, sales and service providers, construction and trades people, and real estate brokers and developers. Additionally, paging and voicemail service is increasingly being adopted by individuals for private, nonbusiness uses such as communicating with family members and friends. The Company also believes that its focus on business and high-volume individual subscribers results in increased revenues, reduced subscriber turnover and provides an attractive base to which to market additional personal telecommunications services.

Pagers

  The majority of the Company's paging services are delivered through either:
(1) numeric display pagers, which permit a subscriber to receive a telephone number or other numeric coded information and to store several such numeric messages that the customer can recall when desired; or (2) alphanumeric display pagers, which allow the subscriber to receive and store text messages. The Company utilizes pagers for traditional paging subscribers that are manufactured by Motorola, NEC, Panasonic and other manufacturers. The Company utilizes Info Telecom numeric pagers for FM paging subscribers. Certain traditional pagers are among the smallest available and have time and date stamping capability and average battery life of five weeks. Info Telecom pagers are more expensive and approximately 50% larger than many traditional pagers and have an average battery life of five weeks; however, these pagers do not have time and date stamping capability.

  The Company is seeking to address the limitations of the Info Telecom pager by developing a new FM pager, the FM Concepts Pager, which is expected to be 25% smaller than the Info Telecom pager and have similar capabilities to those of many popular traditional pagers. The Company plans to introduce the FM Concepts Pager during the fourth quarter of fiscal 1999 and believes the FM Concepts Pager can be produced at approximately 75% of the cost of its Info Telecom pager. These cost savings can be passed on to new subscribers, thereby making FM paging a more cost-effective alternative for new subscribers. There can be no assurance that the Company's potential or existing subscribers will accept the inherent limitations of the FM Concepts Pager or that a third party will not develop a superior FM pager to which the Company does not have access at competitive prices. Reduced acceptance of FM pagers or increased competition from FM pager providers could have a material adverse effect on the Company's business, financial condition and results of operations. See "--
 Proprietary Rights and Technology."

  The Company's business subscribers either lease or buy their pagers, and its individual subscribers buy their pagers. Both business and individual subscribers then subscribe for either local, regional, multi-regional or nationwide service. Contracts with large unit volume subscribers are typically for two to three year terms, while contracts with smaller volume subscribers generally have one year terms with annual renewals. The volume discounts on lease costs and service fees are typically offered to large unit volume subscribers. Annual loss protection allows subscribers who lease pagers to limit their costs of replacement upon loss or destruction of the pager. Maintenance services are offered to subscribers who own their own pagers.

  The Company purchases a variety of models of traditional pagers from Motorola and certain other manufacturers and sells or leases these pagers to its subscribers. Traditional pagers are capable of receiving a signal on a single frequency and are capable of receiving alphanumeric messages. The cost of different model pagers varies based on the model's messaging capability and whether it is a traditional or FM pager. The Company and most of its competitors sell pagers without a significant markup. The absence of a markup inhibits the Company's ability to compete on the basis of price. Accordingly, the cost at which the Company is able to obtain pagers directly relates to the price at which the Company is able to sell pagers and generate recurring revenues from providing services to the purchasers of such pagers.

Proprietary Rights and Technology

  In 1995, the Company began development of the STAR*Net platform in anticipation of increased demand for a broad spectrum of personal telecommunications services from a single provider. The STAR*Net platform utilizes off-the-shelf servers, typically produced by Compaq Computer Corporation or Hewlett-Packard Company, augmented by commercially available add-ons such as telephony hardware produced by Dialogic Corporation. The STAR*Net platform's proprietary software is written in "C" and was developed by a team of Company and independent contractor programmers. See "-- The STAR*Net Platform" and "Risk Factors --We Must Adapt To Changes In Technology" and "-- Our Software May Contain Undetected Errors."

  The Company intends to develop and use a new FM pager, the FM Concepts Pager, to reduce its dependence on Info Telecom pagers. As of October 31, 1998, the FM Concepts Pager was at an experimental stage, and there can be no assurance that it will ever reach the production stage. In addition, there can be no assurance that, once produced, the FM Concepts Pager will function in accordance with design specifications or that subscribers will view it as an attractive alternative to traditional pagers or competing FM pagers. The Company intends to outsource the production of the FM Concepts Pager to a third party manufacturer; however, there can be no assurance that the Company will successfully identify a suitable manufacturer or that any manufacturer will be able to produce the FM Concepts Pager according to design specifications and/or in a cost-effective manner.

  The Company's ability to compete is dependent in part upon its proprietary technology, particularly its newly-developed STAR*Net platform and FM Concepts Pager. The Company relies primarily on a combination of intellectual property laws and contractual provisions to protect its proprietary rights and technology and intends to submit patent applications in connection with the STAR*Net platform and the FM Concepts Pager. These laws and contractual provisions provide only limited protection of the Company's proprietary rights and technology. The Company's proprietary rights and technology include confidential information and trade secrets which the Company attempts to protect through confidentiality and nondisclosure agreements. The Company generally attempts to protect its confidential information and trade secrets through these contractual provisions for the term of the applicable agreement and, to the extent permitted by applicable law, for some negotiated period of time following termination of the agreement, typically one to two years at a minimum.

  Despite the Company's efforts to protect its proprietary rights and technology through intellectual property laws and contractual provisions, there can be no assurance that others will not be able to copy or otherwise obtain and use the Company's proprietary technology without authorization, or independently develop technologies that are similar or superior to the Company's technology. However, the Company believes that, due to the rapid pace of technological change in the information and telecommunications service industry, factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and the timeliness and quality of support services are more important to establishing and maintaining a competitive advantage in the industry. See "Risk Factors --
 We Have Only Limited Protection Of Our Proprietary Rights And Technology."

  Many patents, copyrights and trademarks have been issued in the general areas of information and personal telecommunications services. In the ordinary course of its business third parties may claim that the Company's current or future products or services infringe the patent, copyright or trademark rights of such third parties. The success of any such claim could negatively affect the Company's business, financial condition and operating results.

Technical Support

  Satellink's technical support and development personnel are responsible for developing, testing and supporting proprietary software applications, as well as creating and improving enhanced system features and services. The Company's technical support and development strategy is to focus its efforts on enhancing its proprietary software and integrating its software with readily available software and hardware when feasible. Satellink continually develops software and periodically introduces major and minor enhancements of its software.

  The Company's technical support and development personnel developed the STAR*Net platform over a three-year period using carrier grade telephony platform hardware and proprietary software. These personnel continuously evaluate and develop new applications for and additions to the STAR*Net platform in order to fulfill the actual or anticipated needs of subscribers and to respond to technological and marketplace developments. There can be no assurance, however, that the Company's personnel will be able to successfully identify such needs or developments or develop and implement new technologies or applications in response thereto.

  As of October 31, 1998, Satellink had 12 employees and 6 independent contractors in technical support and development positions. In addition to developing and monitoring the STAR*Net platform, this technical support and development team continuously monitors and performs necessary improvements to the Company's billing systems and messaging systems and network connections to determine if software or hardware modifications are necessary. Satellink's technical support and development personnel also engage in joint development efforts with the Company's strategic partners and vendors, including, but not limited to the development of the FM Concepts Pager.

Competition

  The Company believes that its focus on business and individual subscribers requiring regional or nationwide service distinguishes the Company from larger providers, many of whom focus on selling local paging services to a larger number of lower-volume subscribers. The Company has identified a market niche in smaller metropolitan markets throughout the Southeast and Southwest that it believes are underserved by larger providers of personal telecommunications services who focus on more densely-populated metropolitan markets. However, the information and telecommunications services industry is intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to increase in the future, especially as an increasing number of telecommunications companies begin offering unified messaging services. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than the Company. Competition from these competitors could have a negative effect on the Company's business, financial condition and operating results.

  The Company attempts to differentiate itself from its competitors by offering an integrated suite of telecommunications services. Other providers currently offer each of the individual services and certain combinations of the services offered by the Company. For example, Premiere Technologies offers bundled telecommunications services which are similar to those offered by the Company. Octel and Microsoft recently announced a service called "Unified Messenger," which places all voicemail, e-mail and fax messages in a single mailbox available by computer or telephone. The Company's nationwide mobile communications services and features compete with services provided by companies such as AT&T, MCI WorldCom and Sprint as well as smaller interexchange long distance providers. The Company's voicemail services compete with voicemail services provided by AT&T, certain RBOCs and other service bureaus as well as by equipment manufacturers, such as Octel, Nortel, Siemens, Centigram, Boston Technology and Digital Sound. The Company's paging services compete primarily with those offered by PageNet, the world's largest provider of paging services, AirTouch, Arch, MobileComm, SkyTel, PageMart and Metrocall. The Company expects that other parties will develop and implement information and telecommunications service platforms similar to its platform, thereby increasing competition for the Company's services.

  In addition, on February 8, 1996, President Clinton signed into law the 1996 Act, which allows the RBOCs, as is the case with other local exchange carriers ("LECs"), to provide long distance telephone service between LATAs. The 1996 Act will likely significantly increase competition for long distance services. The new legislation also grants the FCC the authority to deregulate other aspects of the telecommunications industry, which in the future may, if authorized by the FCC, facilitate the offering of an integrated suite of information and telecommunications services by the RBOCs in competition with the Company. Such increased competition could have a negative effect on the Company's business, financial condition and operating results. See "-- Legislative Matters."

  Telecommunications companies compete for consumers primarily based on price, with major long distance carriers and paging companies conducting extensive advertising campaigns to capture market share. There can be no assurance that a decrease in the rates charged for communications services by the major long distance carriers, major paging companies or other competitors, whether caused by general competitive pressures or the entry of the RBOCs and other LECs into the bundled telecommunications market, would not have a negative effect on the Company's business, financial condition and operating results. The Company expects that the information and telecommunications services markets will continue to attract new competitors and new technologies, possibly including alternative technologies that are more sophisticated and cost effective than the Company's technology.

Legislative Matters

  The 1996 Act was intended to increase competition in the long distance and local telecommunications markets. The 1996 Act opens competition in the local services market and, at the same time, contains provisions intended to protect consumers and businesses from unfair competition by incumbent LECs, including the RBOCs. The 1996 Act allows RBOCs to provide long distance service outside of their local service territories but bars them from immediately offering in-region inter-LATA long distance services until certain conditions are satisfied. An RBOC must apply to the FCC to provide in-region inter-LATA long distance services and must satisfy a set of pro-competitive criteria intended to ensure that RBOCs open their own local markets to competition before the FCC will approve such application. Further, while the FCC has final authority to determine whether an RBOC application is granted, the FCC must consult with the Department of Justice to determine if, among other things, the entry of the RBOC would be in the public interest, and with the relevant state to determine that the pro-competitive criteria have been satisfied. The Company is unable to determine how the FCC will rule on any such applications.

  The 1996 Act provides a framework for the Company and other long distance carriers to compete with LECs by reselling local telephone service, by interconnecting to LEC network facilities at various points in the network, or by building new local service facilities. In the future, the Company may decide to lease unbundled network elements, which could also be used as a platform to provide access to the Company's services, or to build local service facilities. The Company's decision to enter the local services market is dependent on the economic viability of the options and on the regulatory environment, which will likely vary by state.

Government Regulation

  The Company provides telecommunications services and consequently is subject to extensive federal and state regulation in the United States. Various international authorities may also seek to regulate the services provided by Satellink.

  Tariffs and Detariffing. The Company is classified by the FCC as a non-dominant carrier for its domestic interstate and international common carrier telecommunications services. Common carriers that provide domestic interstate and international telecommunications services must maintain tariffs on file with the FCC describing rates, terms and conditions of service. The tariffs of non-dominant carriers, such as the Company, may be implemented and changed on one day's notice, and are not normally reviewed or required to be changed by the FCC unless they are the subject of a complaint. Currently, the Company either has applied for and received, or is in the process of applying for and receiving, all necessary authority from the FCC to provide domestic interstate and international telecommunications services.

  In October 1996, the FCC issued an order detariffing long distance services which prohibited non-dominant long distance carriers from filing tariffs for domestic, interstate, long distance services in the future. The FCC's scheduled detariffing rules were to become effective September 22, 1997. The detariffing rules were appealed by several parties, and in February 1997, the U.S. Court of Appeals for the District of Columbia Circuit issued a temporary stay preventing the rules from taking effect pending judicial review. The Company is currently unable to predict what impact the outcome of the FCC's detariffing proceeding will have on the Company.

  Local Interconnection and Resale. In August 1996, the FCC adopted an order (the "Interconnection Order") which established a minimum set of rules relating to the manner in which all telecommunications carriers would be able to interconnect with the LECs' networks. The Interconnection Order addressed several important interconnection issues, including unbundled network element purchase, resale discounts, and negotiation and arbitration procedures between LECs and long distance carriers.

  Several states, companies, associations and other entities appealed the Interconnection Order. On July 18, 1997, the U.S. Court of Appeals for the Eighth Circuit overturned many of the rules established by the FCC's Interconnection Order governing, among other things, the pricing of interconnection, resale and unbundled network elements. The Court's decision substantially limits the FCC's jurisdiction and expands the state regulators' jurisdiction to set and enforce rules governing the development of local competition.

  The FCC and other parties appealed the Court's ruling to the U.S. Supreme Court, and the case was argued before the Supreme Court in the Fall of 1998. The Court issued a decision on January 25, 1999 affirming some portions of the case and remanding certain matters back to both the Eighth Circuit and the FCC. Until the Eighth Circuit and the FCC respond to the Supreme Court remands, the Company is unable to predict what impact the Court's decision will have on its ability to offer competitive local service, and no assurance can be given that the Court's decision will not have a negative effect on the Company's business, financial condition and results of operation.

  Federal Regulation. The Company's paging operations are subject to FCC regulation under the Communications Act of 1934, as amended (the "Communications Act"). The Company holds FCC licenses to use the radio frequencies necessary to conduct its paging operations. The FCC licenses set forth the technical parameters for each station under which the Company is authorized to operate, such as location, frequency, signal strength and tower height.

  License Grant and Renewal. The Company's FCC licenses are for varying terms of up to 10 years. The license expiration dates are staggered, and only a portion of the licenses expire in any particular calendar year.

At the end of the license terms, the Company must file a renewal application with the FCC. Licensees in the paging services industry normally enjoy a "renewal expectancy," unless a competitor demonstrates that the licensee has not operated the station in conformance with FCC rules or that the licensee has not provided adequate service to the public. Challenges by competitors are rare, and the vast majority of license renewal applications are granted in the normal course. Although the Company is unaware of any circumstance which could prevent the grant of its license renewal applications, no assurance can be given that any of the Company's license renewal applications will be free of competing applications or will be granted by the FCC. Furthermore, the FCC has the authority to restrict the operations of licensed radio facilities or, following a hearing under the Communications Act, to revoke or involuntarily modify radio licenses. To date, none of the Company's licenses have ever been revoked or modified involuntarily.

  FCC Regulatory Developments. The FCC has enacted regulations regarding auctions for the award of radio licenses. Pursuant to such rules, the FCC may, at any time, require auctions for new or existing services prior to the award of any license. Accordingly, there can be no assurance that the Company will be able to procure additional frequencies, or expand existing paging networks into new service areas.

  In March 1994, the FCC adopted rules pursuant to which the FCC auctions licenses for blocks of spectrum on a "market area basis." The winner of the license is given the right to use a certain frequency or group of frequencies throughout a defined geographic area (such as a BTA or MTA) and can construct and operate its transmitters throughout this market area without FCC licensing of individual stations. In some cases, existing users of the designated frequencies must be protected from interference or furnished with alternative means of communications. The FCC has completed auctions to license various radio services on a market area basis, including narrowband PCS or two-way paging, broadband PCS, the first phase of the 800 MHz SMR and 900 MHz SMR. In these auctions, successful bidders have made significant auction payments in order to obtain spectrum.

  The Company has the option of participating in the market area licensing auctions for paging services. It is anticipated that the FCC will schedule the auction for the 900 MHz paging bands in 1999. The lower paging bands, e.g., the exclusive 150 and 450 MHz frequencies, are likely to be auctioned in 1999 or 2000. The Company believes that most bidders in the auctions will be larger carriers, with significant resources to build out large regional systems. The FCC is currently not proposing to auction the shared private carrier paging frequencies licensed under its rules.

  On February 8, 1996, the FCC announced a freeze on the acceptance of applications for new or modified transmitter facilities in paging services. The FCC temporarily lifted the freeze to permit the filing of expansion applications by existing paging carriers. The FCC has dismissed expansion applications filed after July 31, 1996 for paging systems licensed on exclusive paging frequencies. The FCC also has dismissed any pending application that was mutually exclusive with another pending application due to the possibility of harmful electrical interference. However, the FCC is accepting expansion applications from incumbent licensees with respect to shared paging channels, e.g. 462,850 MHz. Therefore, although the Company may be licensed on a particular shared frequency at a particular site in Georgia, it could expand its paging system throughout the southeastern United States or elsewhere. However, this method cannot be used to expand its paging system licensed on exclusive frequencies under the FCC rules. Currently, the only method for expanding that paging system is by acquiring existing stations, upon prior FCC approval, which the Company did during 1998.

  The FCC has fully implemented its rules classifiying the services offered by paging carriers as either CMRS or PMRS. Paging licensees previously were classified as "common carriers" or "private carrier paging carriers." The new FCC rules aim to reduce the disparities in the regulatory treatment of similar mobile services. The Company's paging services are classified as CMRS under the new rules, because its radio facilities are interconnected to the public switched telephone network and its services are provided to the general public for profit. The Company believes that the new parity rules will remove certain regulatory advantages that it and other private carriers previously received. Some disparities still exist between the exclusive frequencies and the shared frequencies licensed by the FCC. These disparities can affect the Company's ability to respond timely to subscriber demands. Specifically, the Company will only be able to expand its exclusive paging channel coverage through the acquisition of another carrier's station on the same channel or by winning the bid in an upcoming paging auction. The paging auctions will feature "overlay" licenses, and the winning bidder will be required to protect existing licensees in the designated service area. If the Company wins the bid for its areas, it will be able to expand the coverage in the licensed market areas of its existing operations without further FCC approval. If the Company does not win the bid, it will be unable to expand its existing coverage unless it obtains the consent of the winning bidder and, if licensing partitioning is contemplated, the prior approval of the FCC. However, the winning bidder would have to protect the Company's existing coverage areas from interference.

  The Company's FM sub-carrier paging system is separate and distinct from the Company's paging facilities discussed above. Although the FCC requires the Company and other carriers to file applications prior to initiating service on "leased subcarrier facilities of broadcast stations", these applications are not included in the FCC's freeze on applications for paging systems. Thus, the Company can expand its FM subcarrier paging system if it needs to do so.

  The 1996 Act could have both positive and negative impacts on the Company's business. Proposed federal guidelines regarding antenna siting issues could remove local and state barriers to the construction of communications facilities. In addition, the local and state restrictions are now being litigated in the courts and debated in Congress, and could be changed as a result of those processes. The Company's cost of acquiring necessary communications services and facilities could decrease if competition in the local and interexchange industries increased. However, some provisions of the 1996 Act could place additional burdens on the company or subject it to increased competition. The potentially harmful aspect of the 1996 Act include common carrier interconnection, pay phone rates, enhanced 911 (E-911), telephone number portability, equal access, the assignment of new area codes, universal service fund and telephone relay service fund contributions, resale requirements and auction authority.

  FAA regulations indirectly affect paging carriers. Proposed antenna sites may require prior FAA approval, and the tower owner usually is the party responsible for obtaining the approval. If FAA approval is required, the FCC will not grant an application for new or modified facilities the FAA approves the antennae structure. Recently, the FCC issued stricter guidelines with respect to radio frequency radiation hazards. Most paging facilities will be categorically exempt if the base station and antenna system meet specific criteria governing power and antenna height. If the base station does not meet the exemption criteria, the Company may have to modify its facility or relocate to another antenna structure. The Company's choices for relocation will be limited to certain sites within its service area if an exclusive paging channel is involved, because the Company cannot expand its composite interference contour. However, the Company can move freely with respect to the shared paging frequencies if it has FCC approval, which could take several months.

  Universal Service Reform. On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. For example, the FCC established new subsidies for schools and libraries with an annual cap of $2.25 billion and for rural health care providers with an annual cap of $400 million. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must make contributions to the federal programs. The Company's contribution to schools, libraries, and rural health care funds will be based on its gross end user revenues for intrastate, interstate, and international telecommunications services. The Company's contribution to other federal subsidy funds will be based upon its gross end user revenues for interstate and international telecommunications services. Several parties have appealed the May 8, 1997 Order, and those appeals have been consolidated in the U.S. Court of Appeals for the Fifth Circuit. No assurance can be given that the FCC's ultimate universal service contribution requirements will not have a negative effect on the Company's business, financial condition and operating results.

  Access Charge Reform. On May 16, 1997, the FCC released an Access Charge Reform Order, which revised rules governing the interstate switched access charge rate structure of price cap LECs. The new rules are intended to eliminate implicit subsidies and to establish rate structures that better reflect the manner in which costs are incurred. The new rules substantially increase the costs that price cap LECs recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. The manner in which the FCC implements its approach to access charge levels will have an effect on the prices the Company pays for originating and terminating interstate traffic.

  Payphone Compensation. In September 1996, the FCC issued an order adopting rules to implement the 1996 Act's requirements establishing "a per call compensation plan to ensure all payphone service providers are fairly compensated for each and every completed call using their payphone." This order included a specific fee to be paid to each payphone service provider by long distance carriers and intra-LATA toll providers (including LECs) on all "dial around" calls, including debit card and calling card calls. On July 1, 1997, the U.S. Court of Appeals for the D.C. Circuit overturned some of the FCC rules for the implementation plan.

  On October 7, 1997, the FCC issued a second order, revising the per-call compensation amount to be paid to payphone service providers. Specifically, the FCC decreased the compensation amount to $0.284 per call. The Company began paying this per-call amount on October 7, 1997. This compensation amount will remain in effect until October 6, 1999, when a market-based rate will become effective. Although the Company expects to incur additional costs to receive "dial around" calls that originate from payphones, the FCC has permitted long distance carriers, such as the Company, to pass such costs through to their customers.

  State Regulation. Most public utility commissions ("PUCs") require carriers that wish to provide intrastate common carrier services to be authorized to provide such services. The Company either has applied for and received, or is in the process of applying for and receiving, all necessary authorizations to provide intrastate long distance services.

  The Company is generally not subject to price regulation or to rate of return regulation for its intrastate services. In most states, however, the Company is required to file tariffs setting forth the terms, conditions and prices for its intrastate services. In some state jurisdictions, the tariff can list a rate range for intrastate services. The Company may be subject to additional regulatory burdens in some states, such as compliance with quality of service requirements or remittance of contributions to support state sponsored universal service. The Company's ability to incur long-term indebtedness is subject to prior PUC approval in some state jurisdictions. In addition, some state PUCs regulate the issuance of securities and the transfer of control of entities subject to their jurisdiction. These state regulations may have attached to the Company's recent acquisitions. Currently, the Company is reviewing whether and to what extent additional regulatory compliance is required in this regard. See "Risk Factors -- Federal, State And Local Regulations May Affect Our Financial Condition And Ability To Compete."

Properties

  The Company's corporate headquarters occupy approximately 10,000 square feet of office space in Roswell, Georgia under a lease expiring in November 2001. The Company's main network switching center, along with its Atlanta sales force, occupies nearby office space of approximately 7,000 square feet in Roswell, Georgia under a lease expiring in November 2001. The Company also occupies office space for sales and network operation in Birmingham, Alabama; Albany, Cordele and Valdosta, Georgia; Baton Rouge and New Orleans, Louisiana; Fayetteville and Raleigh, North Carolina; Nashville, Tennessee; and Dallas, Texas. The Company believes that its current space is sufficient to meet its present needs and does not anticipate any difficulty securing additional space, as needed, on terms acceptable to the Company.

Employees

  At October 31, 1998, the Company had 265 employees, of whom 17 were technical support personnel (eight of whom also perform development functions), 107 were sales and marketing personnel and 141 were managerial and administrative employees. Except for the Company's 401(k) Plan, the Company does not have any collective bargaining, employment, pension or compensation arrangements with any of its employees. The Company considers its relations with its employees to be good. See "Management."

Legal Proceedings

  The Company is not a party to any legal proceeding that it believes would have a negative effect on its business, financial condition or operating results.

                                  MANAGEMENT

Directors and Executive Officers of the Company

  The directors and executive officers of the Company and their ages as of January 21, 1999 are as follows:

               Name                Age               Position
               ----                ---               --------
 Jerry W. Mayfield................  52 Chairman of the Board, President and
                                        Chief Executive Officer
 V. Weyher Dawson, Jr. ...........  44 Executive Vice President, Assistant
                                        Secretary and Director
 David C. Massey..................  51 Senior Vice President -- Sales &
                                        Marketing and Director
 Robert P. Poche..................  42 Senior Vice President -- Systems &
                                        Technology and Director
 Daniel D. Lensgraf...............  36 Senior Vice President -- Finance &
                                        Administration, Chief Financial
                                        Officer and Secretary
 James O. Carpenter...............  48 Director
 Marc A. Comeaux..................  44 Director
 Robert D. Gage, IV...............  44 Director
 Gordon E. Kaiser.................  54 Director
 Stiles A. Kellett, Jr. ..........  55 Director

  Jerry W. Mayfield has been Chairman of the Board, President and Chief Executive Officer of the Company since May 1994. Mr. Mayfield served as Executive Vice President of the Company from the time of its formation in 1988 until May 1994 and has been a director of the Company since its formation. From 1984 until 1986, Mr. Mayfield served as Chief Executive Officer of Rainbow Chevron Corporation, an oilfield services company in Lafayette, Louisiana, and from 1970 to 1984, Mr. Mayfield was a partner in the New Orleans, Louisiana office of Arthur Andersen LLP. Mr. Mayfield is a Certified Public Accountant.

  V. Weyher Dawson, Jr. has been Executive Vice President, Assistant Secretary and a Director of the Company since January 1999. From 1989 until December 1998, he served as president and as a director of the Cape Fear Paging Companies. From 1979 to 1989, Mr. Dawson was the general manager of Cape Fear Broadcasting Company. He presently serves on the board of directors of Cape Fear Broadcasting Company.

  David C. Massey has been Senior Vice President -- Sales & Marketing of the Company since February 1993 and a director of the Company since December 1995. Mr. Massey has primary responsibility for the Company's sales and marketing programs, including the supervision of all sales representatives. Mr. Massey is a Certified Public Accountant.

  Robert P. Poche has been Senior Vice President -- Systems & Technology since the Company's formation in 1988 and was elected a director of the Company in 1995. Mr. Poche has primary responsibility for the Company's technical support and development programs and was instrumental in the development of the STAR*Net platform. Mr. Poche is a licensed registered professional engineer.

  Daniel D. Lensgraf has been Senior Vice President -- Finance &
Administration, Chief Financial Officer and Secretary of the Company since August 1995. From May 1992 until August 1995, Mr. Lensgraf was employed as a Senior Associate in the Corporate Finance Group of Bank Austria Creditanstalt.

  James O. Carpenter has been a director of the Company since its formation in 1988. Since 1987, Mr. Carpenter has been the Managing Partner of Rock Lake Planting Company, Inc., a Mississippi-based agriculture concern. Mr. Carpenter is a Certified Public Accountant.

  Marc A. Comeaux has been a director of the Company since its formation in 1988. Since January 1996, Mr. Comeaux has been President of Acadia Fine Foods, Inc., a restaurant operator in Alpharetta, Georgia. From May 1994 through December 1995, Mr. Comeaux was President of Teledata Solutions, Inc., a consulting firm. Mr. Comeaux served as President and Chief Executive Officer of the Company from 1988 until May 1994.

  Robert D. Gage, IV has been a director of the Company since its formation in 1988. Mr. Gage has been President and Chief Executive Officer of the Port Gibson Bank, Port Gibson, Mississippi for more than five years.

  Gordon E. Kaiser has been a director of the Company since April 1990. Mr. Kaiser has been President and Chief Executive Officer of CUE Paging Corporation, an owner of a nationwide FM paging network, for more than five years. Mr. Kaiser is an attorney and was formerly a partner in Gowling & Henderson, Toronto, Canada.

  Stiles A. Kellett, Jr. has been a director of the Company since December 1995. Mr. Kellett has been Chairman of the Board of Directors of Kellett Investment Corp. since 1995. From 1978 to 1995, Mr. Kellett served as Chairman of the Board of Directors of Convalescent Services, Inc., a long-term health care company in Atlanta, Georgia. Mr. Kellett also serves as a director of MCI WorldCom, Inc.

  Directors of the Company currently are elected at the annual meeting of shareholders to serve one-year terms. Executive officers of the Company are appointed at the first meeting of the Board of Directors after each annual meeting of shareholders. Directors and executive officers are elected to serve until they resign, are removed or otherwise are disqualified to serve, or until their successors are elected and qualified. The Company is not party to any employment agreements with its executive officers.

Board of Directors

  The Company's Board of Directors (the "Board") is comprised of nine members who, beginning with the Company's first annual meeting of shareholders following the offering, will be divided into three equal classes. The directors in each class will be elected by the shareholders for a term of three years and until their successors are elected and qualified. The term of office of one of the classes of directors will expire each year, and a new class of directors will be elected by the shareholders each year at the annual meeting of shareholders. The composition of the three classes of directors will be determined by a vote of the Company's shareholders at the first annual meeting of shareholders following the offering. See "Description of Capital Stock -- Certain Provisions of the Articles, Bylaws and the Georgia Code."

  Pursuant to a Stockholders Agreement (the "Stockholders Agreement") dated August 1, 1988 by and between the Company and certain of its shareholders, the shareholders party thereto have agreed to vote the common stock held by them for the election of Messrs. Mayfield, Comeaux and the president of CUE (currently Mr. Kaiser) to the Board of Directors. The shareholders party thereto have also agreed to vote the common stock held by them for the election of Messrs. Gage and Carpenter to the Board of Directors so long as Messrs. Gage, Carpenter, Ira Carpenter, Jr. and Charles R. Carpenter own, in the aggregate, at least 20% of the voting stock of the Company. Pursuant to the Kellett Agreement (as defined in "-- Compensation Committee Interlocks and Insider Participation" below), the Company agreed to cause its management to nominate Mr. Kellett and use its best efforts to cause Mr. Kellett's election to the Board of Directors. The Stockholders Agreement and the Kellett Agreement will terminate upon the closing of the offering, and there will be no further voting arrangements with respect to the election of directors.

Compensation of Directors

  Prior to the completion of the offering, each director who is not an employee of the Company receives fees of $750 and $500 for each meeting of the Board of Directors and each committee thereof, respectively, attended in person. Following the completion of the offering, the Board intends to begin paying each director who is not an employee of the Company an annual fee of $6,000 as well as fees of $1,000 and $500 for each meeting of the Board of Directors and committee thereof, respectively, attended in person. Directors are reimbursed for their out-of-pocket expenses incurred in connection with their service on the Board of Directors. In addition, following the completion of the offering, directors may receive discretionary grants of options to purchase shares of common stock pursuant to the Plan. See "-- Incentive Plan."

Meetings and Committees

  The Board of Directors conducts its business through meetings of the full Board and through committees of the Board, including the Audit Committee and the Compensation Committee.

  The Audit Committee is responsible for reviewing with the Company's independent accountants their audit plan, the scope and results of their audit engagement and the accompanying management letter, if any, reviewing the scope and results of the Company's internal auditing procedures, consulting with the independent accountants and management with regard to the Company's accounting methods and the adequacy of its internal accounting controls, approving professional services provided by the independent accountants, reviewing the independence of the independent accountants, and reviewing the range of the independent accountants' audit and non-audit fees. The Audit Committee is comprised of James O. Carpenter (Chairman), Marc A. Comeaux and Gordon E. Kaiser, none of whom served as an officer or employee of the Company during fiscal 1998.

  The Compensation Committee is responsible for establishing the compensation of executive officers and for administering and interpreting the Company's Plan. The Compensation Committee consists of Stiles A. Kellett, Jr. (Chairman), James O. Carpenter and Robert D. Gage, IV, none of whom served as an officer or employee of the Company during fiscal 1998.

Compensation Committee Interlocks and Insider Participation

  On November 17, 1995, the Company issued and sold 2,000 shares of Series C preferred stock to Mr. Kellett and an affiliate of Mr. Kellett for an aggregate purchase price of $2.0 million. In connection with the sale of the Series C preferred stock, the Company entered into a letter agreement with Mr. Kellett (the "Kellett Agreement") pursuant to which the Company agreed to cause its management to nominate Mr. Kellett to serve on the Board and to use its best efforts to cause Mr. Kellett's election to the Board until the earlier to occur of: (i) Mr. Kellett and his affiliates cease to own at least 50% of the 2,000 shares of Series C preferred stock acquired by him and his affiliate (or shares of common stock issued upon the conversion thereof); or
(ii) the consummation of an initial public offering of common stock resulting in proceeds to the Company of at least $10.0 million. The Kellett Agreement will terminate according to its terms upon the closing of the offering. Pursuant to the terms and conditions of the designation of the Series C preferred stock, each issued and outstanding share of Series C preferred stock will be converted into 272.5725 shares of common stock without further action on the part of the Company or the holders of the Series C preferred stock. It is expected that Mr. Kellett will continue to serve as a director of the Company at least until the first election of directors by the shareholders following the offering. See "Certain Transactions -- Series C Preferred Stock Issuance."

  On April 3, 1998, the Company issued and sold 1,500 shares of Series D preferred stock to an affiliate of Mr. Kellett for $1.5 million. Pursuant to the terms of the Series D preferred stock, all outstanding shares of Series D preferred stock will be redeemed upon the closing of the offering through proceeds realized from the offering. See "Certain Transactions -- Series D Preferred Stock And Related Warrant Issuance."

Executive Compensation

 Summary Compensation

  The following table summarizes the compensation paid by the Company for services rendered for fiscal 1998 by the Company's Chief Executive Officer and the Company's other executive officers whose total salary and bonus for fiscal 1998 exceeded $100,000 (collectively, the "Named Executive Officers").

                          Summary Compensation Table

                                                         Annual
                                                      Compensation
                                                    -----------------
                                                                      All Other
                  Name and                   Fiscal                   Compensa-
             Principal Position               Year   Salary  Bonus(1)  tion(2)
             ------------------              ------ -------- -------- ---------
Jerry W. Mayfield...........................  1998  $180,000 $50,400   $9,124
  Chairman of the Board, President and Chief
  Executive Officer
V. Weyher Dawson............................  1998   106,386     --       --
  Executive Vice President and Assistant
   Secretary
David C. Massey.............................  1998   125,000  30,000    6,394
  Senior Vice President -- Sales & Marketing
Robert P. Poche.............................  1998   125,000  30,000    6,398
  Senior Vice President -- Systems &
   Technology
Daniel D. Lensgraf..........................  1998   120,000  28,800    5,700
  Senior Vice President -- Finance &
   Administration,
  Chief Financial Officer and Secretary

--------
(1) Consists of a discretionary bonus paid to the Named Executive Officer based on the Company's performance during fiscal 1998.
(2) Represents contributions by the Company under its 401(k) Profit Sharing Plan on behalf of the Named Executive Officer.

Stock Option Grants

  The following table sets forth information concerning each grant of stock options to the Named Executive Officers during the year ended July 31, 1998.

                                                                        Potential Realizable
                                                                          Value at Assumed
                                                                        Annual Rates of Stock
                                                                         Price Appreciation
                                      Individual Grants                  for Option Term(1)
                         ---------------------------------------------- ----------------------
                         Number of   Percent of
                         Securities Total Options Exercise
                         Underlying  Granted to   or Base
                          Options   Employees in   Price     Expiration
  Name                    Granted    Fiscal Year   ($/Sh)       Date      5% ($)    10% ($)
  ----                   ---------- ------------- --------   ---------- ---------- -----------
Jerry W. Mayfield.......   37,267       24.3%      $4.62(2)   7/31/07      392,027    665,669
David C. Massey.........   19,662       12.8%      $4.62(2)   7/31/07      206,833    351,206
Robert P. Poche.........   19,662       12.8%      $4.62(2)   7/31/07      206,833    351,206
Daniel D. Lensgraf......   17,875       11.7%      $4.62(2)   7/31/07      188,034    319,286

--------
(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price appreciation over the term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.
(2) Options were granted at the fair market value of the common stock on the date of grant as determined by the Board of Directors. These options vest ratably over four years beginning with the date of the grant.

 Option Values as of July 31, 1998

  The following table sets forth information concerning the stock options held by each of the Named Executive Officers as of July 31, 1998. No options were exercised, and no stock appreciation rights were exercised or outstanding, during fiscal 1998.

                         Fiscal Year-End Option Values

                                     Number Of           Value Of Unexercised
                               Securities Underlying         In-The-Money
                                Unexercised Options       Options At July 31,
                                 At July 31, 1998               1998(1)
                             ------------------------- -------------------------
   Name                      Exercisable Unexercisable Exercisable Unexercisable
   ----                      ----------- ------------- ----------- -------------
Jerry W. Mayfield...........      --        37,267           --       200,496
David C. Massey.............      --        19,662           --       105,781
Robert P. Poche.............      --        19,662           --       105,781
Daniel D. Lensgraf..........   28,167       17,875       231,533       96,168

--------
(1) There was no public trading market for the Common Stock at July 31, 1998. Accordingly, these values have been calculated based on an assumed initial public offering price of $10.00 per share, less the applicable exercise price. See "Principal And Selling Shareholders."

Incentive Plan

  The Plan was adopted by the Board of Directors of the Company on September 18, 1997 and was approved by the Company's shareholders on December 18, 1997. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of key employees, officers and directors to those of the shareholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of persons upon whose judgment, interest and special effort the successful conduct of its operation largely is dependent. The Plan authorizes the granting of awards to key employees, officers and directors of the Company or its subsidiaries in the following forms: (i) options (both incentive stock options and non-qualified stock options) to purchase shares of stock; (ii) stock appreciation rights; (iii) performance shares; (iv) restricted stock; and (v) other stock-based awards. The Plan authorizes the issuance of up to 1,000,000 shares of common stock, and options for the purchase of 153,422 of such shares have been granted and are outstanding as of December 31, 1998.

401(k) Plan

  The Company sponsors a defined contribution plan (the "401(k) Plan") for eligible employees of the Company under Section 401(k) of the Internal Revenue Code of 1986, as amended. Participants may contribute up to 15% of their annual salaries to the 401(k) Plan, subject to certain limitations. All contributions made by an employee are fully vested and are not subject to forfeiture. The Company may make discretionary matching contributions to the 401(k) Plan on behalf of all eligible employees. During fiscal 1998, the Company made matching contributions equal to 40% of the eligible contribution made by each employee to the 401(k) Plan.

                             CERTAIN TRANSACTIONS

Non-Voting Preferred Stock Warrant Issuance

  In connection with the Credit Facility, the Company issued the Creditanstalt Warrants for the purchase of 14,074 shares of non-voting preferred stock or 1,189,253 shares of common stock (the "Warrant Shares"), at the election of Bank Austria Creditanstalt, at a weighted average price of $0.06 per share of common stock. The Creditanstalt Warrants are exercisable from time to time on or before December 3, 2005. The Creditanstalt Warrants provide that, subject to certain conditions and exceptions, the holder of the Creditanstalt Warrants (the "Warrant Holder") may not exercise Creditanstalt Warrants to purchase shares of common stock if the purchase of such shares, when aggregated with shares of common stock previously issued pursuant to the Creditanstalt Warrants or issued upon conversion of non-voting preferred stock issued pursuant to the Creditanstalt Warrants, would exceed 4.99% of the aggregate number of shares of common stock outstanding as of the time of the exercise of the Creditanstalt Warrants. The Creditanstalt Warrants further provide that in no event shall any Creditanstalt Warrants be exercisable for shares of common stock or non-voting preferred stock which, when aggregated with all other shares of common stock and non-voting preferred stock then held by Bank Austria Creditanstalt or its affiliates, would, upon issuance, represent in excess of 24.99% of the total shareholders' equity of the Company, including all series of preferred stock, determined in accordance with GAAP. The Creditanstalt Warrants provide the Warrant Holder with certain rights with respect to the registration of the Creditanstalt Warrants and the Warrant Shares under the Securities Act, subject to certain terms and conditions. See "Description of Capital Stock -- Preferred Stock" and "Shares Eligible For Future Sale -- Registration Rights."

Series C Preferred Stock Issuance

  On November 17, 1995, the Company issued and sold 1,000 shares of Series C preferred stock to Bank Austria Creditanstalt, an aggregate of 2,000 shares to Stiles A. Kellett, Jr. and an affiliate of Mr. Kellett and 500 shares to an unaffiliated accredited investor (the "Series C Investors") for aggregate cash consideration of $3.5 million (the "Series C Issuance"). See "Management --
 Compensation Committee Interlocks and Insider Participation." Pursuant to the terms and conditions of the Series C preferred stock, upon the closing of the offering each issued and outstanding share of Series C preferred stock will be converted into 272.5725 shares of common stock without further action on the part of the Company or the Series C Investors. The terms of the Series C preferred stock provide the Series C Investors with certain rights with respect to the registration under the Securities Act of the Series C preferred stock or the common stock issuable upon conversion of the Series C preferred stock, subject to certain terms and conditions. See "Shares Eligible For Future Sale -- Registration Rights."

Series D Preferred Stock and Related Warrant Issuance

  On April 3, 1998, the Company issued and sold an aggregate of 4,500 shares of Series D preferred stock for $1,000 per share (the "Series D Issuance"). Of such shares, 1,000 were issued to Bank Austria Creditanstalt, 1,500 were issued to an affiliate of Mr. Kellett, 300 were issued to Mr. Carpenter, 200 were issued to Mr. Gage, 100 were issued to each of CUE and Mr. Poche and 500 were issued to an affiliate of Messrs. Mayfield, Massey and Lensgraf. Pursuant to the terms of the Series D preferred stock, all outstanding shares of Series D preferred stock will be redeemed upon the closing of the offering through proceeds realized from the offering. The issuance and sale of the Series D preferred stock to directors and executive officers of the Company was approved by the shareholders of the Company. See "Use Of Proceeds."

  In connection with the Series D Issuance, the Company issued warrants to purchase an aggregate of 327,600 shares of common stock (or, with respect to Bank Austria Creditanstalt and at the election of Bank Austria Creditanstalt,
861.579 shares of non-voting preferred stock) at a price of $4.62 per share ($390.00 per share for non-voting preferred stock) (the "Series D Warrants"). In the event the Company does not redeem the Series D preferred stock by December 31, 1999 and December 31, 2000, the aggregate number of shares of common stock subject to the Series D Warrants increases to 409,500 and 491,400, respectively (or, with respect to Bank Austria Creditanstalt, 1,076.9225 and 1,292.3070 shares of non-voting preferred stock, respectively). The Series D Warrants are exercisable at any time or from time to time on or prior to April 3, 2008. The Series D Warrants provide that, subject to certain conditions and exceptions, the holder of the Series D Warrants (the "Series D Warrant Holder") may not exercise Series D Warrants to purchase shares of common stock if the purchase of such shares, when aggregated with shares of common stock previously issued pursuant to the Series D Warrants or issued upon conversion of non-voting preferred stock issued pursuant to the Series D Warrants, would exceed 4.99% of the aggregate number of shares of common stock outstanding as of the time of the exercise of the Series D Warrants. The Series D Warrants further provide that in no event shall any Series D Warrant be exercisable for shares of common stock or non-voting preferred stock which, when aggregated with all other shares of common stock and non-voting preferred stock then held by Bank Austria Creditanstalt or its affiliates, would, upon issuance, represent in excess of 24.99% of the total shareholders' equity of the Company, including all series of preferred stock, determined in accordance with GAAP. The terms of the Series D Warrants provide the Series D Warrant Holders with certain rights with respect to the registration under the Securities Act of the shares issuable upon exercise of the Series D Warrants, subject to certain terms and conditions. See "Shares Eligible For Future Sale -- Registration Rights."

Other Transactions

  Since 1988, the Company has maintained an ongoing relationship with CUE pursuant to which the Company's FM subcarrier paging network is linked with the CUE nationwide FM paging network. In April 1988, the Company issued and sold 403,374 shares of common stock to CUE at a price of $0.74 per share of common stock. In April 1991, the Company issued and sold 950 shares of Series A preferred stock, which are convertible into 80,275 shares of common stock, to CUE at a price of $1.18 per share of common stock. Additionally, since April 1990, Mr. Gordon E. Kaiser, President and Chief Executive Officer of CUE, has served as a director of the Company. As of October 31, 1998, CUE owned approximately 8.4% of the outstanding common stock of the Company on a fully diluted basis. CUE from time to time provides the Company with various paging services, consisting principally of airtime and network services for the purpose of providing regional and nationwide paging. The Company paid $6.0 million, $8.6 million, $9.6 million and $2.4 million to CUE for such services during fiscal 1996 and 1997 and 1998 and during the three months ended October 31, 1998, respectively. The Company will periodically have outstanding affiliated receivables and payables related to the timing of payments for such services.

  Bank Austria Creditanstalt is a lender and agent for the lenders under the Company's $55.0 million Credit Facility. As of December 31, 1998, total indebtedness under the Credit Facility was $51.5 million. The amounts paid by the Company to Bank Austria Creditanstalt, as agent for the lenders, under the Credit Facility for fiscal 1996, 1997 and 1998 and for the three months ended October 31, 1998 were $900,000, $1.6 million, $2.7 million and $1.0 million, respectively. The Company intends to use a portion of the net proceeds to repay outstanding indebtedness under the Credit Facility. See "Use of Proceeds."

  The Company requires all material transactions between the Company and its officers, directors or other affiliates to: (i) be approved by a majority of the disinterested members of the Board of Directors of the Company and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. The Company believes that none of the transactions described above were on terms more favorable to officers, directors and principal shareholders than could have been obtained in a transaction with an unaffiliated party.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the common stock as of January 21, 1999, and as adjusted to reflect the sale of the common stock offered hereby, by: (i) each director of the Company who beneficially owns common stock; (ii) each Named Executive Officer of the Company; (iii) all directors and executive officers of the Company as a group; (iv) each person known to the Company to beneficially own more than 5% of the common stock; and (v) each of the selling shareholders. Unless otherwise indicated, all shares of common stock are owned directly and the indicated person has sole voting and investment power. All share amounts assume the automatic conversion of all issued and outstanding shares of Series A preferred stock and Series C preferred stock into shares of common stock and the redemption of all issued and outstanding shares of Series D preferred stock upon the closing of the offering.

                           Shares Beneficially                Shares Beneficially
                                  Owned                           Owned After
                          Prior to Offering (1)     Number of       Offering
                          -------------------------  Shares   ----------------------
          Name              Number       Percent     Offered   Number      Percent
          ----            ------------- ----------- --------- ---------   ----------
Bank Austria
 Creditanstalt (2)......      1,534,625      21.2
Kellett Partners, L.P.
 and Stiles A. Kellett,
 Jr. (3)................        629,893       8.7
Jerry W. Mayfield (4)...        607,592       8.5
David C. Massey (5).....        554,641       7.7
CUE Paging Corporation
 and Gordon E.
 Kaiser (6).............        670,020       9.4
Robert D. Gage, IV (7)..        489,244       6.8
James O. Carpenter (8)..        455,099       6.3
Marc A. Comeaux (9).....        322,954       4.5
Robert P. Poche (10)....        161,092       2.2
Daniel D.
 Lensgraf (11)..........        109,249       1.5
V. Weyher Dawson, Jr. ..        265,652       3.7
Margaret H.
 Dickson (12)...........        496,430       6.9
Ann H. Lawing (13)......        496,430       6.9
All directors and
 executive officers as a
 group (10 persons).....      4,265,436      57.6%

--------
 *  Less than 1%.
 (1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person or group has the right to acquire within 60 days after December 31, 1998 with respect to which such person has or shares voting or investment power. For purposes of computing the percentages of outstanding shares held by each person or group of persons, shares which such person or group has the right to acquire within 60 days after such date are deemed to be outstanding for purposes of computing the percentage for such person or group but are not deemed to be outstanding for the purpose of computing the percentage of any other person or group. See "Use Of Proceeds."
 (2) Includes 1,189,253 shares of common stock issuable upon exercise of the Creditanstalt Warrants and 72,800 shares of common stock issuable upon exercise of the Series D Warrants and 272,572 shares resulting from the conversion of the Series C preferred stock. The address of Bank Austria Creditanstalt is 245 Park Avenue, New York, New York 10167.
 (3) Includes 520,693 shares of common stock held by Kellett Partners, L.P., of which Mr. Kellett is the general partner, and 109,200 shares of common stock issuable upon exercise of the Series D Warrants. The address of Kellett Partners, L.P. and Mr. Kellett is 200 Galleria Parkway, Suite 1800, Atlanta, Georgia 30339.
 (4) Includes 14,560 shares of common stock issuable upon exercise of the Series D Warrants and 9,316 shares of common stock issuable upon exercise of vested options. Mr. Mayfield's address is 1325 Northmeadow Parkway, Suite 120, Roswell, Georgia 30075.
 (5) Includes 32,390 shares of common stock held in trust for Mr. Massey's children and as to which Mr. Massey disclaims beneficial ownership, 10,920 shares of common stock issuable upon exercise of the

     Series D Warrants and 4,915 shares of common stock issuable upon exercise of vested options. Mr. Massey's address is 1325 Northmeadow Parkway, Suite 120, Roswell, Georgia 30076.
 (6) Includes 662,740 shares of common stock held by CUE Paging Corporation, of which Mr. Kaiser is the President and Chief Executive Officer, and 7,280 shares of common stock issuable upon exercise of the Series D Warrants. The address of CUE Paging Corporation is 5 Corporate Park, Suite 100, Irvine, California 92609.
 (7) Includes 238,412 shares of common stock held by Gage Partners, of which Mr. Gage is the General Partner, and 14,560 shares of common stock issuable upon exercise of the Series D Warrants. Mr. Gage's address is Post Office Box 608, Port Gibson, Mississippi 39150.
 (8) Includes 21,840 shares of common stock issuable upon exercise of the Series D Warrants. Mr. Carpenter's address is Post Office Box 608, Port Gibson, Mississippi 39150.
 (9) Includes 46,433 shares of common stock held on behalf of Mr. Comeaux's mother-in-law, Audrey B. Menard, and as to which Mr. Comeaux disclaims beneficial ownership.
(10) Includes 7,280 shares of common stock issuable upon exercise of the Series D Warrants and 4,915 shares of common stock issuable upon exercise of vested options.
(11) Includes 7,280 shares of common stock issuable upon exercise of the Series D Warrants and 32,635 shares of common stock issuable upon exercise of vested options.
(12) Ms. Dickinson's address is 1009 Drayton Road, Fayetteville, North Carolina 28303.
(13) Ms. Lawing's address is 1009 Drayton Road, Fayetteville, North Carolina 28303.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's capital stock currently is divided into two classes of common stock, designated Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, and four series of preferred stock, designated Series A convertible preferred stock, par value $0.01 per share, Series B convertible preferred stock, par value $0.01 per share, Series C convertible preferred stock, par value $0.01 per share, and Series D preferred stock, par value $0.01 per share. Upon the closing of the offering, the Class A common stock will be redesignated as common stock, par value $0.01 per share, and the Series B preferred stock will be redesignated as non-voting preferred stock, par value $0.01 per share. In addition, the Class B common stock will be eliminated, each outstanding share of Series A preferred stock will be converted into 84.5 shares of common stock, each outstanding share of Series C preferred stock will be converted into 272.5725 shares of common stock and each outstanding share of Series D preferred stock will be redeemed using a portion of the net proceeds from the offering. Accordingly, no information regarding the terms of the Class B common stock, Series A preferred stock, the Series C preferred stock or the Series D preferred stock is provided below. See "Capitalization."

  Upon the closing of the offering, the authorized capital stock of the Company will consist of 50,000,000 shares of common stock and 10,030,000 shares of preferred stock. Of the 10,030,000 shares of preferred stock, 30,000 shares have been designated by the Board of Directors as non-voting preferred stock.

  The following summary is subject to and qualified in its entirety by the provisions of the Company's Articles and Bylaws and by the provisions of applicable law.

Common Stock

  Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the non-voting preferred stock and any series of preferred stock which the Company may issue in the future as described below.

Preferred Stock

  The Board of Directors has the authority, pursuant to the Articles, to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series without further vote or action by the shareholders. The issuance of preferred stock by the Board of Directors could adversely affect the rights of holders of common stock.

  The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. Other than the Creditanstalt Warrants, there are currently no agreements or understandings regarding the issuance of preferred stock which agreements or understandings will survive the consummation of the offering, and the Board of Directors has no present intention of issuing any shares of preferred stock except for shares of non-voting preferred stock that may be issued upon exercise of the Creditanstalt Warrants.

  The Board of Directors has designated the non-voting preferred stock solely for the purpose of fulfilling the Company's obligations under the Creditanstalt Warrants. The designation of the non-voting preferred stock does not restrict the Company from issuing additional securities of any kind, including shares of preferred stock of any class, series or designation, provided, that issuances of non-voting preferred stock shall be limited to issuance upon exercise of the Creditanstalt Warrants. Dividends and other distributions, payable in cash or other property, shall be paid on the non-voting preferred stock equally, ratably and on a parity with such dividends and other distributions paid on the common stock, as when and such dividends and other distributions are declared by the Board of Directors, as though the common stock and non-voting preferred stock were one and the same class. Holders of non-voting preferred stock are not entitled to vote or give consent to or on any matter submitted to the Company's shareholders except as specifically provided by the Georgia Code. Upon liquidation of the Company, the non-voting preferred stock is entitled to a preference of $0.01 per share prior to any payment on the Common Stock or any class or series of stock ranking junior to the non-voting preferred stock. Each share of non-voting preferred stock is convertible into 84.5 shares of common stock. See "Certain Transactions -- Non-Voting Preferred Stock Warrant Issuance."

Certain Provisions of the Articles, Bylaws and the Georgia Code

  The Company's Articles and Bylaws as of the closing of the offering will contain, and the Georgia Code currently contains, certain provisions, described below, that could delay, defer or prevent a change in control of the Company that a shareholder may deem to be in such shareholder's best interest.

  Number, Term and Removal of Directors. The Company's Articles and Bylaws will provide that the Company's Board of Directors shall be comprised of three to 11 members, as determined from time to time by resolution of the Board of Directors. At the first annual meeting of shareholders held after completion of the offering, the Board of Directors will be divided into three classes of approximately equal numbers of directors. Each class of directors will serve for a term of three years, and the shareholders will elect one new class of directors each year. Any director may be removed from office but only for cause and only by the affirmative vote of the holders of at least 75% of all classes of stock entitled to vote in the election of directors. Any vacancies on the Board of Directors for any reason, including vacancies resulting from an increase in the number of directors, may be filed only by the Board of Directors, acting by the affirmative vote of two-thirds of the total number of directors then remaining in office. Any director appointed to fill a vacancy shall be elected for the unexpired term of the predecessor in office and until the successor is elected and qualified, except that when a directorship is to be filled by reason of an increase in the number of directors, the term of such director shall expire at the next election of directors by the shareholders and upon the election and qualification of the successor.

  Call of and Notices Relating to Shareholder Meetings; Actions by Written Consent of Shareholders. The Company's Bylaws will provide as of the closing of the offering that special meetings of shareholders or special meetings in lieu of annual meetings of shareholders may be called at any time by the Board of Directors, the Chairman of the Board or the President, or any holder or holders of 25% or more of the votes entitled to be cast on the issue or issues to be considered at the proposed special meeting. Meetings of the shareholders are to be held at such time and place and on such date as specified in the notice of the meeting. Notice of annual or special shareholders' meetings shall be given not less than 10 nor more than 60 days before the date of the meeting, and notice of any special meeting of shareholders shall state the purpose or purposes for which the meeting is called. Actions required to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by the shareholders entitled to take action without a meeting and delivered to the Company for inclusion in the minutes or filing with the corporate records.

  Georgia Business Combination Statute. Pursuant to the Bylaws, as of the closing of the offering, the Company will be subject to the provisions of the Georgia Code prohibiting various "business combinations" involving "interested shareholders" for a period of five years after the shareholder becomes an interested shareholder of the Company. Such provisions prohibit any business combination with an interested shareholder unless either (i) prior to such time, the Board of Directors approves either the business combination or the transaction by which such shareholder became an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the Company which was not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in such shareholder owning at least 90% of the outstanding voting stock of the Company and the business combination is approved by a majority of the disinterested shareholders' shares not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock options plans of the Company. Under the relevant provisions of the Georgia Code, a "business combination" is defined to include, among other things, (i) any merger, consolidation, share exchange or any sale, transfer or other disposition (or series of related sales or transfers) of assets of the Company having an aggregate book value of 10% or more of the Company's net assets (measured as of the end of the most recent fiscal quarter), with an interested shareholder of the Company or any other corporation which is or, after giving effect to such business combination, becomes an affiliate of any such interested shareholder, (ii) the liquidation or dissolution of the Company, (iii) the receipt by an interested shareholder of any benefit from any loan, advance, guarantee, pledge, tax credit or other financial benefit from the Company, other than in the ordinary course of business and (iv) certain other transactions involving the issuance or reclassification of securities of the Company which produce the result that 5% or more of the total equity shares of the Company, or of any class or series thereof, is owned by an interested shareholder. An "interested shareholder" is defined by the Georgia Code to include any person or entity that, together with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting shares of the Company, or any person that is an affiliate of the Company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the outstanding voting shares of the Company. The restrictions on business combinations do not apply to any person who was an interested shareholder before the adoption of the Bylaws which made the provisions applicable to the Company nor to any persons who subsequently become interested shareholders inadvertently, subsequently divest sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder, have been an interested shareholder but for the inadvertent acquisition.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the offering, there has been no public market for the common stock. Sales of substantial amounts of shares of the common stock in the public market following the offering, or the perception that such sales could occur, could adversely affect the market price of the common stock prevailing from time to time and could impair the Company's ability to raise capital in the future through sales of its equity securities at a time and price which it deems appropriate.

  Upon the completion of the offering, assuming no exercise of outstanding options or warrants, the Company will have 11,164,220 shares of common stock outstanding. The 4,000,000 shares of common stock sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 of the Securities and Exchange Commission, may generally only be sold in compliance with Rule 144. The remaining 7,164,220 shares of Common Stock are "restricted securities" as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration such as that provided by Rule 144 of the Commission.

Sales of Restricted Securities

  Upon the completion of the offering, subject to the provisions of Rule 144, 790,577 shares of common stock will be eligible for immediate sale in the public market pursuant to Rule 144(k). Beginning 180 days after the date of this prospectus (or earlier with the written consent of J.C. Bradford & Co.) 3,839,749 additional shares will be available for immediate sale in the public market, subject to the provisions of Rule 144, upon the expiration of the lock-up agreements between the underwriters and the directors, executive officers, selling shareholders and each holder of more than 5% of the Company's common stock. See "-- Lock-Up Agreements."

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including a person who may be deemed an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares of common stock equal to the greater of 1% of the outstanding common stock (approximately 111,600 shares after giving effect to the offering) and the average weekly reported trading volume of the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares immediately following the offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

Options

  As of January 21, 1999, options and warrants to purchase an aggregate of 2,005,442 shares of common stock were outstanding. Of such shares of common stock, 234,697 will be eligible for sale beginning 90 days after the date of this prospectus, subject to the provisions of Rule 144 and Rule 701 of the Commission. An additional 1,770,745 shares of common stock that are subject to currently outstanding options and warrants will become eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus, subject to the provisions of Rule 144.

  The Company intends to file a registration statement on Form S-8 as soon as practicable after the completion of the offering to register 1,000,000 shares of common stock, of which 291,422 shares are subject to outstanding options, that are available for issuance pursuant to the Plan. All of such registered shares also generally would then be eligible for immediate sale in the public market, subject to lock-up agreements, if applicable, and compliance with certain provisions of Rule 144 by affiliates.

Lock-Up Agreements

  The directors, executive officers, selling shareholders and each holder of more than 5% of the Company's common stock (collectively beneficially owning a total of 6,792,921 shares) have agreed with the underwriters, pursuant to the lock-up agreements, not to directly or indirectly, without the prior written consent of J.C. Bradford & Co., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, shares of common stock or securities convertible into or exercisable or exchangeable for common stock which may be deemed beneficially owned by them), or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, the lock-up agreements permit, during the 180-day lock-up period, (1) transfers made by gift, provided the donee thereof agrees in writing to be bound by the terms of the lock-up agreement, (2) transfers to the transferor's affiliates, as such term is defined by Rule 405 under the Securities Act, provided any such transferee agrees to be bound by the terms of the lock-up agreement and (3) transfers made with the prior written consent of J.C. Bradford & Co. Additionally, each party to a lock-up agreement has agreed that during the 180-day lock-up period, such party will not make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of J.C. Bradford & Co. See "Principal and Selling Shareholders."

Registration Rights

 Non-Voting Preferred Stock Registration Rights

  The Creditanstalt Warrants provide that, upon the written demand of any holder requesting that the Company effect the registration under the Securities Act of Creditanstalt Warrants or shares of common stock or non-voting preferred stock issuable upon the exercise of Creditanstalt Warrants (the "Warrant Shares"), the Company shall give written notice of such demand to all other warrant holders. If the Company receives requests for the registration of at least an aggregate of 1,000 Creditanstalt Warrants or Warrant Shares (or if less than an aggregate of 1,000 Creditanstalt Warrants or Warrant Shares are outstanding, the remainder of Warrant Shares not registered under the Securities Act), the Company shall file a registration statement under the Securities Act for the registration of the Creditanstalt Warrants or Warrant Shares, as appropriate (a "Demand Registration"). The Company is obligated to effect up to three Demand Registrations on behalf of the warrant holders.

  The Creditanstalt Warrants further provide that if, at any time after December 3, 1995, the Company proposes to register any of its securities under the Securities Act (except pursuant to a registration statement filed on Form S-8 or S-4 or such other form as shall be prescribed under the Securities Act for substantially similar purposes), it will give written notice to all holders of Creditanstalt Warrants and Warrant Shares of its intention to register such securities. Upon the written request of any warrant holder given within 10 days of the Company's notice of registration, the Company shall use its reasonable best efforts to effect the registration of the Creditanstalt Warrants and/or the Warrant Shares which it shall have been so requested to register by including such Creditanstalt Warrants and/or Warrant Shares in the proposed registration statement. If the proposed registration is for an underwritten public offering, only Creditanstalt Warrants or Warrant Shares which are to be included in the underwriting may be included in such registration, and the Company shall have the right to designate the managing underwriter(s) in any such underwritten public offering, provided that, (1) the Company shall use its best efforts to cause the managing underwriter(s) to include the Creditanstalt Warrants or Warrant Shares in the underwriting; and
(2) if the managing underwriter(s) advises the warrant holders and all other persons seeking to include securities of the Company held by them in such registration statement in writing that the total amount of securities which they and the Company and any other security holders intend to include in such offering is sufficiently large to materially and adversely affect the success of such offering, the amount of securities to be offered shall be reduced.

 Series C Preferred Stock Registration Rights

  The agreement relating to the Series C Issuance (the "Series C Purchase Agreement") provides that, upon the written demand of any Series C Investor at any time from time to time after the earlier of: (i) six months following the consummation of the offering; or (ii) November 17, 2000 requesting that the Company effect the registration under the Securities Act of shares of Series C preferred stock or common stock issuable upon conversion of such shares of Series C Convertible Stock ("Series C Shares"), the Company shall give written notice of such demand to all other Series C Investors. If the Company receives requests for the registration of at least an aggregate of at least one-fifth of the Series C Shares (or if less than an aggregate of one-fifth of are outstanding, the remainder of Series C Shares not registered under the Securities Act), the Company shall file a registration statement under the Securities Act for the registration of the Series C Shares (a "Series C Demand Registration"). The Company is obligated to effect not more than two Series C Demand Registrations on behalf of the Series C Investors.

  The Series C Purchase Agreement further provides that if, at any time after November 17, 1995, the Company proposes to register any of its securities under the Securities Act (except pursuant to a registration statement filed on Form S-8 or S-4 or such other form as shall be prescribed under the Securities Act for substantially similar purposes), it will give written notice to all Series C Investors of its intention to register such securities. Upon the written request of any Series C Investor given within 10 days of the Company's notice of registration, the Company shall use its reasonable best efforts to effect the registration of the Series C Shares which it shall have been so requested to register by including such Series C Shares in the proposed registration statement. If the proposed registration is for an underwritten public offering, only Series C Shares which are to be included in the underwriting may be included in such registration, and the Company shall have the right to designate the managing underwriter(s) in any such underwritten public offering, provided that: (i) the Company shall use its best efforts to cause the managing underwriter(s) to include the Series C Shares in the underwriting; and (ii) if the managing underwriter(s) advises the Series C Investors and all other persons seeking to include securities of the Company held by them in such registration statement in writing that the total amount of securities which they and the Company and any other security holders intend to include in such offering is sufficiently large to materially and adversely affect the success of such offering, the amount of securities to be offered shall be reduced.

 Series D Preferred Stock Registration Rights

  The agreement relating to the Series D Issuance (the "Series D Purchase Agreement") further provides that if, at any time after April 3, 1998, the Company proposes to register any of its securities under the Securities Act (except pursuant to a registration statement filed on Form S-8 or S-4 or such other form as shall be prescribed under the Securities Act for substantially similar purposes), it will give written notice to all of its intention to register such securities. Upon the written request of any Series D Warrant Holder given within 10 days of the Company's notice of registration, the Company shall use its reasonable best efforts to effect the registration of the shares issuable upon exercise of the Series D Warrants (the "Series D Warrant Shares") which it shall have been so requested to register by including such Series D Warrant Shares in the proposed registration statement. If the proposed registration is for an underwritten public offering, only Series D Warrant Shares which are to be included in the underwriting may be included in such registration, and the Company shall have the right to designate the managing underwriter(s) in any such underwritten public offering, provided that: (i) the Company shall use its commercially reasonable efforts to cause the managing underwriter(s) to include the Series D Warrant Shares in the underwriting; and (ii) if the managing underwriter(s) advises the Series D Warrant Holders and all other persons seeking to include securities of the Company held by them in such registration statement in writing that the total amount of securities which they and the Company and any other security holders intend to include in such offering is sufficiently large to materially and adversely affect the success of such offering, the amount of securities to be offered shall be reduced.

 Breckenridge Registration Rights

  Since 1995, the Company has maintained an ongoing relationship with The Breckenridge Group, Inc. ("Breckenridge"), an Atlanta-based investment banking firm. Breckenridge has advised the Company on significant acquisitions consummated since February 1996. In July 1997, in consideration of Breckenridge's agreement to forgive the cash payment of outstanding advisory fees and to advise the Company on future acquisitions, the Company issued options to purchase an aggregate of 169,000 shares of common stock to principals of Breckenridge. The Breckenridge options provide for an exercise price of $3.68 per share and are exercisable in full at any time on or prior to May 31, 2002. The exercise price of the Breckenridge options was based on sales prices at the time for shares of common stock in arms' length transactions, and the issuance of the Breckenridge options was approved by the Board of Directors of the Company.

  The Breckenridge options provide that if, at any time prior to May 31, 2002, the Company proposes to register any of its securities under the Securities Act (except pursuant to a registration statement filed on Form S-8 or S-4 or such other form as shall be prescribed under the Securities Act for substantially similar purposes), other than in connection with an underwritten initial public offering which produces gross proceeds to the Company in excess of $30,000,000, it will give written notice to all holders of Breckenridge options of its intention to register such securities. Upon the written request of any holder of Breckenridge options given within 20 business days of the Company's notice of registration, the Company shall use its reasonable best efforts to effect the registration of the shares of Common Stock issuable upon exercise of the Breckenridge options (the "Breckenridge Shares") which it shall have been so requested to register by including such shares of common stock in the proposed registration statement. If the proposed registration is for an underwritten public offering, only Breckenridge Shares which are to be included in the underwriting may be included in such registration, and the Company shall have the right to designate the managing underwriter(s) in any such underwritten public offering, provided that: (i) the Company shall use its best efforts to cause the managing underwriter(s) to include the Breckenridge Shares in the underwriting; and (ii) if the managing underwriter(s) advises the holders of Breckenridge options and all other persons seeking to include securities of the Company held by them in such registration statement in writing that the total amount of securities which they and the Company and any other security holders intend to include in such offering is sufficiently large to materially and adversely affect the success of such offering, the amount of securities to be offered shall be reduced. See "Risk Factors -- Additional Shares Will Be Eligible For Public Sale In The Future."

                                 UNDERWRITING

  Pursuant to the underwriting agreement and subject to the terms and conditions thereof, the underwriters named below, acting through J.C. Bradford & Co. and Morgan Keegan & Company, Inc., as representatives of the several underwriters, have agreed, severally, to purchase from the Company and the selling shareholders the number of shares of common stock set forth below opposite their respective names.

                                                                       Number of
   Name of Underwriters                                                 Shares
   --------------------                                                ---------

   J.C. Bradford & Co.................................................
   Morgan Keegan & Company, Inc.......................................
     Total............................................................

  In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions contained therein, to purchase all shares of common stock offered hereby if any of such shares are purchased.

  The Company and the selling shareholders have been advised by the representatives that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a
concession not in excess of $   per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $   per share to
certain other dealers. After the offering, the public offering price and such concessions may be changed. The representatives have informed the Company and the selling shareholders that the underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  The following table shows the underwriting fees to be paid to the underwriters by the Company and the selling shareholders in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of common stock.

                                                      No Exercise Full Exercise
                                                      ----------- -------------
   Per share.........................................    $            $
   Total to be paid by the Company...................    $            $
   Total to be paid by the selling shareholders......    $            $

  Other expenses of the offering (including the registration fees and the fees of financial printers, counsel and the accountants) payable by the Company are expected to be approximately $900,000.

  The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The underwriters reserve the right to reject any offer for the purchase of shares.

  The Company has granted the underwriters an option, exercisable not later than 30 days from the date of this prospectus, to purchase up to 600,000 additional shares of common stock to cover over-allotments, if any. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the table above bears to the total number of shares in such table, and the Company will be obligated, pursuant to the option, to sell such shares to the underwriters. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the 4,000,000 shares of common stock offered hereby. If purchased, the underwriters will sell such additional shares on the same terms as those on which the 4,000,000 shares are being offered.

  Prior to the offering, there has been no public market for the common stock. The initial public offering price has been determined by negotiation among the Company, the selling shareholders and the representatives. In determining such price, consideration was given to, among other things, the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, the Company's prospects and the Company's financial results. Additionally, consideration was given to the status of the securities markets, market conditions for new offerings of securities and the prices of similar securities of comparable companies.

  The Company, its executive officers and directors, the selling shareholders and each holder of more than 5% of the Company's common stock have agreed with the representatives, subject to certain exceptions, not to offer to sell or otherwise dispose of any shares of common stock, options or warrants to purchase common stock or other securities convertible into or exchangeable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of J.C. Bradford & Co., except that the Company may issue shares in connection with the exercise of stock options granted pursuant to the Plan. See "Risk Factors -- Additional Shares Will Be Eligible For Public Sale In The Future" and "Shares Eligible For Future Sale Lock- Up Agreements."

  The underwriting agreement provides that the Company and the selling shareholders will indemnify the underwriters and controlling persons, if any, against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments that the underwriters or any such controlling persons may be required to make in respect thereof.

  In connection with the offering, the underwriters and other persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. To cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriters may also impose a penalty bid whereby they may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the underwriters repurchase previously distributed common stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the underwriters may bid for, and purchase, shares of common stock in market making transactions. These activities may stabilize or maintain the market price of common stock above market levels that may otherwise prevail. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

  The legality of the shares of common stock offered hereby and certain other legal matters will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters related to the offering will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.

                                    EXPERTS

  The historical financial statements and financial statement schedule of the Company as of July 31, 1997 and 1998 and for each of the three years in the period ended July 31, 1998 and included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The historical financial statements of Hyde's as of December 31, 1997 and 1996, and for each of the years then ended included in this prospectus have been audited by James N. Rachel, independent auditor, as indicated in his report with respect thereto, and are included herein in reliance upon his authority as expert in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the common stock, reference is hereby made to the registration statement, including the exhibits and schedules filed or incorporated as a part thereof. Statements contained herein concerning the provisions of any document are necessarily summarized, and in each instance reference is made to the copy of the document filed as an exhibit or schedule to the registration statement. Each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the Commission.

  After effectiveness of the Registration Statement, the Company will file periodic reports and other information with the Commission under the Securities Exchange Act of 1934, as amended. The registration statement, including the exhibits and schedules thereto, and the periodic reports and other information filed in connection therewith, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's site address, http://www.sec.gov. Copies of such material also can be obtained from the Company upon request.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                       CONSOLIDATED FINANCIAL STATEMENTS

Satellink Communications, Inc. and Subsidiaries

Report of Independent Public Accountants..................................  F-2

Consolidated Financial Statements:
 Consolidated Balance Sheets as of July 31, 1997 and 1998.................  F-3
 Consolidated Statements of Operations for the Years Ended July 31, 1996,
  1997, and 1998..........................................................  F-5
 Consolidated Statements of Shareholders' Equity (Deficit) for the Years
  Ended July 31, 1996, 1997, and 1998.....................................  F-6
 Consolidated Statements of Cash Flows for the Years Ended July 31, 1996,
  1997, and 1998..........................................................  F-7

Notes to Consolidated Financial Statements................................  F-8

Condensed Consolidated Financial Statements as of October 31, 1998
 (Unaudited)
 Condensed Consolidated Balance Sheets as of July 31, 1998 and October 31,
  1998 (Unaudited)........................................................ F-27
 Condensed Consolidated Statements of Operations for the Three Months
  Ended October 31, 1997 and 1998 (Unaudited)............................. F-28
 Condensed Consolidated Statement of Cash Flows for the Three Months Ended
  October 31, 1997 and 1998 (Unaudited)................................... F-29

Notes to Condensed Consolidated Unaudited Financial Statements............ F-30

Hyde's Stay In Touch, Inc.

Independent Auditor's Report.............................................. F-33

Financial Statements:
 Balance Sheets as of December 31, 1997 and 1996.......................... F-34
 Statements of Income for the Year Ended December 31, 1997 and 1996....... F-35
 Statements of Retained Earnings for the Year Ended December 31, 1997 and
  1996.................................................................... F-36
 Statements of Cash Flows for the Year Ended December 31, 1997 and 1996... F-37

Notes to Financial Statements............................................. F-38

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Satellink Communications, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Financial Information................... F-44

Unaudited Pro Forma Consolidated Statement of Operations for the Three-
 Months Ended October 31, 1998........................................... F-45

Unaudited Pro Forma Consolidated Statement of Operations for the Year
 Ended July 31, 1998..................................................... F-47

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Satellink Communications, Inc.:

We have audited the accompanying consolidated balance sheets of SATELLINK COMMUNICATIONS, INC. (a Georgia corporation) AND SUBSIDIARIES as of July 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Satellink Communications, Inc. and subsidiaries as of July 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1998 in conformity with generally accepted accounting principles.

As explained in Note 2 to the financial statements, during the year ended July 31, 1998, the Company changed its method of accounting for certain reengineering costs.

/s/ Arthur Andersen LLP

Atlanta, Georgia
December 18, 1998

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             JULY 31, 1997 AND 1998

                                                         1997          1998
                                                      -----------  ------------
                                    ASSETS
CURRENT ASSETS:
 Cash and cash equivalents..........................  $   666,032  $    537,799
 Accounts receivable, net of allowance for doubtful
  accounts of $445,028 and $622,208 in 1997 and
  1998, respectively................................    3,453,150     5,715,651
 Other receivables..................................      234,433       544,363
 Marketable securities..............................      793,537       587,826
 Inventory..........................................    1,123,891     2,499,272
 Prepaid expenses and other current assets (Note
  2)................................................      425,535     1,576,989
                                                      -----------  ------------
 Total current assets...............................    6,696,578    11,461,900
                                                      -----------  ------------
PROPERTY AND EQUIPMENT (Note 2):
 Paging systems and equipment.......................   16,095,844    20,601,562
 Computer and terminal equipment....................    4,288,456     5,816,071
 Furniture and fixtures.............................      602,730       771,102
 Leasehold improvements.............................      119,809       104,789
                                                      -----------  ------------
                                                       21,106,839    27,293,524
 Less accumulated depreciation......................   (8,065,682)  (10,042,459)
                                                      -----------  ------------
 Property and equipment, net........................   13,041,157    17,251,065
                                                      -----------  ------------
OTHER LONG-TERM ASSETS:
 Goodwill, net of accumulated amortization of
  $404,604 and $956,003 in 1997 and 1998,
  respectively (Note 2).............................   12,553,334    27,667,639
 Other intangible assets, net of accumulated
  amortization of $2,054,812 and $2,794,118 in 1997
  and 1998, respectively (Note 2)...................    3,722,288     6,281,685
 Other..............................................       33,191           --
                                                      -----------  ------------
 Total other long-term assets.......................   16,308,813    33,949,324
                                                      -----------  ------------
 Total assets.......................................  $36,046,548  $ 62,662,289
                                                      ===========  ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                             JULY 31, 1997 AND 1998

                                                          1997         1998
                                                       -----------  -----------
                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Current maturities of long-term debt (Note 5).......  $ 3,108,813  $ 6,135,525
 Accounts payable and accrued liabilities (Note 2)...    2,968,994    5,464,701
 Customer deposits...................................      674,995      646,686
 Deferred revenues...................................    1,491,030    2,058,504
 Deferred tax liabilities............................      162,497      172,045
 Accrued dividends on preferred stock................       88,047      134,642
                                                       -----------  -----------
  Total current liabilities..........................    8,494,376   14,612,103
                                                       -----------  -----------
LONG-TERM DEBT, less current maturities (Note 5).....   24,064,912   41,342,337
                                                       -----------  -----------
STOCK WARRANTS (Notes 6 and 8).......................    4,346,722    5,776,517
                                                       -----------  -----------
MINORITY INTEREST....................................        5,351          --
                                                       -----------  -----------
COMMITMENTS AND CONTINGENCIES (Note 10)
SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK (Note
 7):
 $.01 par value; 3,500 shares authorized; 3,500
  shares issued and outstanding in 1997 and 1998;
  entitled to a maximum of $1,000 per share plus
  accrued dividends in liquidation, dissolution, or
  windup of the Company..............................    3,500,000    3,500,000
                                                       -----------  -----------
SERIES D REDEEMABLE PREFERRED STOCK (Note 8):
 $.01 par value; 0 and 4,500 shares authorized,
  issued, and outstanding in 1997 and 1998,
  respectively.......................................          --     3,585,333
                                                       -----------  -----------
SHAREHOLDERS' EQUITY (DEFICIT) (Note 6):
 Series A convertible preferred stock, $.01 par
  value; 7,500 shares authorized, 7,360 shares issued
  and outstanding in 1997 and 1998; entitled to a
  maximum of $290 per share plus accrued dividends in
  liquidation, dissolution, or windup of the
  Company............................................           74           74
 Series B convertible preferred stock, $.01 par
  value; 30,000 shares authorized in 1997 and 1998; 0
  shares issued and outstanding......................          --           --
 Common stock, $.01 par value:
 Class A voting, 50,000,000 shares authorized,
  5,486,730 and 5,588,296 shares issued and
  outstanding in 1997 and 1998, respectively.........       54,868       55,883
 Class B nonvoting, 20,000 shares authorized, 535.5
  and 0 shares issued and outstanding in 1997 and
  1998, respectively.................................            5          --
 Additional paid-in capital..........................    2,453,467    2,804,501
 Accumulated deficit.................................   (6,880,213)  (9,032,346)
 Unrealized gain on marketable securities............        6,986       17,887
                                                       -----------  -----------
  Total shareholders' equity (deficit)...............   (4,364,813)  (6,154,001)
                                                       -----------  -----------
  Total liabilities and shareholders' equity.........  $36,046,548  $62,662,289
                                                       ===========  ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               FOR THE YEARS ENDED JULY 31, 1996, 1997, AND 1998

                                             1996         1997         1998
                                          -----------  -----------  -----------
REVENUES:
  Service, rent, and maintenance
   revenues.............................  $21,284,575  $31,194,030  $37,338,780
  Product sales.........................    1,835,942    2,315,379    2,322,688
                                          -----------  -----------  -----------
    Total revenues......................   23,120,517   33,509,409   39,661,468
  Cost of products sold.................   (1,395,971)  (1,968,382)  (1,514,984)
                                          -----------  -----------  -----------
    Net revenues........................   21,724,546   31,541,027   38,146,484
                                          -----------  -----------  -----------
OPERATING EXPENSES:
  Service, rent, and maintenance........    8,961,461   13,517,471   15,600,359
  Selling and marketing.................    3,052,991    4,280,744    4,764,265
  General and administrative............    4,320,069    6,572,482    7,331,578
  Engineering...........................      669,398      997,411    1,161,827
  Depreciation and amortization.........    2,222,100    4,181,239    5,130,377
  Research and development..............      439,813          --           --
  Fixed asset impairment (Note 2).......          --           --       833,996
                                          -----------  -----------  -----------
    Total operating expenses............   19,665,832   29,549,347   34,822,402
                                          -----------  -----------  -----------
OPERATING INCOME                            2,058,714    1,991,680    3,324,082
                                          -----------  -----------  -----------
OTHER INCOME (EXPENSE):
  Other income..........................      (13,363)     497,694      702,850
  Interest expense......................     (908,804)  (2,289,249)  (3,831,924)
  Accretion of stock warrants (Notes 6
   and 8)...............................     (854,350)  (1,773,107)    (449,795)
  Minority interest.....................       (2,522)      (2,829)      (7,740)
                                          -----------  -----------  -----------
                                           (1,779,039)  (3,567,491)  (3,586,609)
                                          -----------  -----------  -----------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE,
 EXTRAORDINARY ITEM, AND CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING
 PRINCIPLE..............................      279,675   (1,575,811)    (262,527)
INCOME TAX EXPENSE......................      577,960      390,174      629,989
                                          -----------  -----------  -----------
LOSS BEFORE EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE...................     (298,285)  (1,965,985)    (892,516)
EXTRAORDINARY LOSS ON EARLY RETIREMENT
 OF DEBT, net of taxes of approximately
 $88,000................................     (132,130)         --           --
CUMULATIVE EFFECT OF CHANGE IN
 ACCOUNTING PRINCIPLE (Note 2)..........          --           --      (628,700)
                                          -----------  -----------  -----------
NET LOSS................................     (430,415)  (1,965,985)  (1,521,216)
PREFERRED STOCK DIVIDENDS...............      334,295      438,558      630,917
                                          -----------  -----------  -----------
NET LOSS ATTRIBUTABLE TO COMMON
 SHAREHOLDERS...........................  $  (764,710) $(2,404,543) $(2,152,133)
                                          ===========  ===========  ===========
ALLOCATION OF LOSS TO:
  Class A...............................  $  (738,752) $(2,383,488) $(2,151,412)
  Class B...............................  $   (25,958) $   (21,055) $      (721)
BASIC AND DILUTED NET LOSS PER SHARE
 (Note 2):
  Loss from extraordinary item:
    Class A.............................  $     (0.03) $       --   $       --
    Class B.............................  $     (2.23) $       --   $       --
  Loss from cumulative effect of change
   in accounting principle:
    Class A.............................  $       --   $       --   $     (0.11)
    Class B.............................  $       --   $       --   $     (9.59)
  Net loss attributable to common
   shareholders:
    Class A.............................  $     (0.15) $     (0.47) $     (0.39)
    Class B.............................  $    (12.90) $    (39.36) $    (32.77)
WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING:
  Class A...............................    4,841,962    5,117,657    5,545,168
  Class B...............................        2,013          535           22

 The accompanying notes are an integral part of these consolidated statements.

                         SATELLINK COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

               FOR THE YEARS ENDED JULY 31, 1996, 1997, AND 1998

                                                  Common Stock
                      Preferred Stock    --------------------------------
                         Series A             Class A         Class B
                      -----------------  ----------------- --------------   Paid-In    Accumulated  Unrealized
                      Shares    Amount    Shares   Amount  Shares  Amount   Capital      Deficit       Gain       Total
                      --------  -------  --------- ------- ------  ------  ----------  -----------  ---------- -----------
BALANCE, July 31,
 1995................    7,360   $   74  4,783,564 $47,837  2,071  $  21   $1,986,159  $(3,710,960)  $ 3,853   $(1,673,016)
 Net loss
  attributable to
  common
  shareholders.......      --       --         --      --     --     --           --      (764,710)      --       (764,710)
 Issuance of Class A
  common stock.......      --       --     105,625   1,056    --     --       248,944          --        --        250,000
 Net change in
  unrealized gain on
  marketable
  securities.........      --       --         --      --     --     --           --           --      1,032         1,032
 Adjustment for
  conversion of Class
  B to Class A common
  stock..............      --       --      84,500     845 (1,000)   (11)        (834)         --        --            --
                      --------   ------  --------- ------- ------  -----   ----------  -----------   -------   -----------
BALANCE, July 31,
 1996................    7,360       74  4,973,689  49,738  1,071     10    2,234,269   (4,475,670)    4,885    (2,186,694)
 Net loss
  attributable to
  common
  shareholders.......      --       --         --      --     --     --           --    (2,404,543)      --     (2,404,543)
 Issuance of Class A
  common stock.......      --       --     467,749   4,677    --     --         2,323          --        --          7,000
 Net change in
  unrealized gain on
  marketable
  securities.........      --       --         --      --     --     --           --           --      2,101         2,101
 Adjustment for
  conversion of Class
  B to Class A common
  stock..............      --       --      45,292     453   (536)    (5)        (448)         --        --            --
 Issuance of stock
  options (Note 6)...      --       --         --      --     --     --       217,323          --        --        217,323
                      --------   ------  --------- ------- ------  -----   ----------  -----------   -------   -----------
BALANCE, July 31,
 1997................    7,360       74  5,486,730  54,868    535      5    2,453,467   (6,880,213)    6,986    (4,364,813)
 Net loss
  attributable to
  common
  shareholders.......      --       --         --      --     --     --           --    (2,152,133)      --     (2,152,133)
 Net change in
  unrealized gain on
  marketable
  securities.........      --       --         --      --     --     --           --           --     10,901        10,901
 Adjustment for
  conversion of Class
  B to Class A common
  stock..............      --       --      45,233     452   (535)    (5)        (447)         --        --            --
 Issuance of stock
  options (Note 6)...      --       --         --      --     --     --       252,044          --        --        252,044
 Exercise of stock
  options (Note 6)...      --       --      56,333     563    --     --        99,437          --        --        100,000
                      --------   ------  --------- ------- ------  -----   ----------  -----------   -------   -----------
BALANCE, July 31,
 1998................    7,360   $   74  5,588,296 $55,883    --   $ --    $2,804,501  $(9,032,346)  $17,887   $(6,154,001)
                      ========   ======  ========= ======= ======  =====   ==========  ===========   =======   ===========

 The accompanying notes are an integral part of these consolidated statements.

                         SATELLINK COMMUNICATIONS, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED JULY 31, 1996, 1997, AND 1998

                                             1996         1997         1998
                                          -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..............................  $  (430,415) $(1,965,985) $(1,521,216)
                                          -----------  -----------  -----------
  Adjustments to reconcile net loss to
   net cash provided by operating
   activities:
    Minority interest...................        2,522        2,829        7,740
    Depreciation and amortization.......    2,222,100    4,181,239    5,130,377
    Deferred income taxes...............       48,623      (21,126)       9,548
    Extraordinary loss on early
     retirement of debt.................      132,130          --           --
    Asset impairment....................          --           --       905,296
    Cumulative effect of change in
     accounting principle...............          --           --       628,700
    Accretion of stock warrants.........      854,350    1,773,107      449,795
    Changes in operating assets and
     liabilities, net of the effects of
     acquisitions:
      Accounts receivable, net..........      (54,726)  (1,350,595)  (1,737,603)
      Other receivables.................      (10,184)    (161,961)    (309,930)
      Marketable securities.............      498,103       58,236      793,537
      Inventory.........................      158,963     (283,723)  (1,375,381)
      Prepaid expenses and other current
       assets...........................     (124,706)     326,200     (845,143)
      Other assets......................      108,007     (586,157)    (403,635)
      Accounts payable and accrued
       liabilities......................      (28,282)   2,129,443    2,605,411
      Customer deposits.................      644,501     (215,322)     (14,528)
      Deferred revenues.................      168,052      636,345    1,117,474
                                          -----------  -----------  -----------
        Total adjustments...............    4,619,453    6,488,515    6,961,658
                                          -----------  -----------  -----------
        Net cash provided by operating
         activities.....................    4,189,038    4,522,530    5,440,442
                                          -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of businesses, net of cash
   acquired.............................  (10,399,546)  (8,960,645) (20,978,475)
  Purchases of property and equipment,
   net..................................   (4,929,700)  (5,393,089)  (8,830,728)
                                          -----------  -----------  -----------
        Net cash used in investing
         activities.....................  (15,329,246) (14,353,734) (29,809,203)
                                          -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of preferred
   stock................................    3,500,000          --     4,500,000
  Payment of preferred stock dividends..     (334,295)    (449,958)    (518,859)
  Proceeds from issuance of long-term
   debt, net............................    8,556,386    9,791,335   20,365,148
  Proceeds from issuance of common
   stock................................      250,000        7,000      100,000
  Other financing activities............          --       (60,150)    (205,761)
                                          -----------  -----------  -----------
        Net cash provided by financing
         activities.....................   11,972,091    9,288,227   24,240,528
                                          -----------  -----------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS............................      831,883     (542,977)    (128,233)
CASH AND CASH EQUIVALENTS AT BEGINNING
 OF YEAR................................      377,126    1,209,009      666,032
                                          -----------  -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF
 YEAR...................................  $ 1,209,009  $   666,032  $   537,799
                                          ===========  ===========  ===========
CASH PAID FOR INTEREST..................  $ 1,337,063  $ 1,765,766  $ 3,486,792
                                          ===========  ===========  ===========
CASH PAID FOR TAXES.....................  $   704,334  $   353,000  $   554,984
                                          ===========  ===========  ===========

 The accompanying notes are an integral part of these consolidated statements.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         JULY 31, 1996, 1997 AND 1998

1. ORGANIZATION AND BUSINESS OPERATIONS

  Satellink Communications, Inc. (the "Company" or "Satellink") (a Georgia corporation), formerly Satellink Paging, Inc., is a communications company providing local, regional, and nationwide paging, voice mail, and other enhanced telecommunications services. The Company has provided paging and voice mail services since 1988.

  In December 1998, the Company completed the acquisitions of Cape Fear Paging Company, Cape Fear Paging Company of North Carolina, and CF Paging Corporation (collectively, "Cape Fear Companies"). Cape Fear Companies are engaged in providing local, regional, and nationwide paging and voice mail communications services. The acquisitions of Cape Fear Companies were accounted for as a pooling of interests. The accompanying consolidated financial statements have been restated for all periods presented to give effect to these transactions (Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
  The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Satellink Paging, LLC, FM Concepts, Ltd., FM Concepts, L.L.C., and DirectLink Communications, L.L.C. ("DirectLink") (Note 4). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
  The Company considers all short-term highly liquid investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities
  The Company's marketable securities are categorized as available-for-sale securities as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of shareholders' equity (deficit) until realized. For the years ended July 31, 1996, 1997, and 1998, gross realized gains and losses on sales of available-for-sale securities were not material. The cost of securities sold is based on the specific identification method.

Inventory
  Inventory is valued at the lower of cost or market. Inventory consists primarily of pagers and pager replacement parts.

Prepaid Expenses and Other Current Assets

  Prepaid expenses and other current assets as of July 31, 1997 and 1998 consisted of the following:

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


                                                              1997      1998
                                                            -------- ----------
   Deferred offering costs (Note 13)....................... $      0 $  696,496
   Prepaid expenses........................................  227,404    667,132
   Other...................................................  198,131    213,361
                                                            -------- ----------
                                                            $425,535 $1,576,989
                                                            ======== ==========

Long-Lived Assets
  In 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and cost in excess of net assets acquired related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The effect of adopting SFAS No. 121 was not material.

  The Company periodically reviews the values assigned to long-lived assets such as property and equipment, goodwill, and other intangible assets to determine whether any impairment exists. If circumstances suggest that the asset values may be impaired, an assessment of the assets' estimated fair values is performed based on the estimated undiscounted cash flows expected to be generated from such assets over the remaining lives of the long-lived assets, and an impairment loss is recognized in income from operations at the amount in which the assets' estimated fair values are exceeded by the assets' carrying values. Management believes that the long-lived assets in the accompanying consolidated balance sheets are appropriately valued.

Property and Equipment
  Property and equipment are stated at cost. Expenditures for renewals and improvements are capitalized, and replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Depreciation is provided on a straight-line basis over the remaining estimated useful lives, as follows:

   Paging equipment..............................................        5 years
   Paging systems................................................ 10 to 20 years
   Computers and terminal equipment..............................  5 to 10 years
   Furniture and fixtures........................................  5 to 10 years
   Leasehold improvements........................................  5 to 15 years

  All costs in the software development process that are classified as research and development are expensed as incurred until technological feasibility has been established. Once technological feasibility has been established, such costs are considered for capitalization. The Company's policy is to amortize these costs using the straight-line method over the remaining estimated useful life of the product.

  In the year ended July 31, 1998, the Company implemented a new communications platform, the Satellink Telecommunications Application Resource Network ("STAR*Net"). In conjunction with such implementation, the existing platform, including associated equipment, has been removed or is expected to be removed as a part of the conversion to the new STAR*Net system. Accordingly, the Company recognized a loss totaling $833,996 related to the impairment of the existing equipment, which is in the process of being replaced. The Company estimated the fair value of the existing equipment based on the Company's intention to dispose of the equipment. The remaining net book value of the impaired assets is immaterial.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998

Goodwill and Other Intangible Assets
  The excess of cost over the fair market value of the identifiable assets acquired is being amortized using the straight-line method over a period of 30 years.

  Other intangible assets, net of accumulated amortization as of July 31, 1997 and 1998, consisted of the following:

                                                             1997       1998
                                                          ---------- ----------
     Acquired subscriber bases........................... $1,991,236 $4,518,386
     Affiliate fees......................................    557,538    544,166
     Noncompete agreements...............................    530,556    309,455
     Debt issuance costs.................................    257,209    393,104
     FCC licenses........................................    385,749    516,574
                                                          ---------- ----------
                                                          $3,722,288 $6,281,685
                                                          ========== ==========

  Acquired subscriber bases related to the Company's acquisitions are amortized using the straight-line method over five years. Affiliate fees are amortized on a straight-line basis over periods ranging from 10 to 20 years. Federal Communications Commission ("FCC") licenses are amortized using the straight-line method over a period of ten years.

  In connection with the Company's acquisitions (Note 3), certain shareholders of the sellers have entered into noncompete agreements with the Company. Amounts assigned to noncompete agreements are being amortized using the straight-line method over three to five years in accordance with the terms of the related agreements.

  Subsequent to an acquisition that results in the recording of goodwill or other intangible assets, the Company continually evaluates whether later events and circumstances have occurred that indicate that the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of intangible assets may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income or cash flows, as appropriate, over the remaining life of the intangible assets in measuring whether such intangible assets are recoverable in accordance with SFAS No. 121.

  The Company has incurred debt issuance costs in connection with its long-term debt (Note 6). These costs are capitalized and are amortized using the effective interest method over the term of the related debt.

  The Company initially capitalized certain costs related to process reengineering initiatives that were directed toward assessing the current state of certain processes and reengineering those processes associated with its customer service department and certain retail stores. On November 20, 1997, the Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") reached a consensus on Issue No. 97-13, "Accounting for Costs Incurred in Connection With a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology" ("EITF 97-13"). EITF 97-13 requires that the cost of business process reengineering activities, whether done internally or by third parties, be expensed as incurred. EITF 97-13 also applies when business process reengineering activities are part of a project to acquire, develop, or implement internal-use software. During the year ended July 31, 1998, the Company adopted EITF 97-13. Capitalized third-party and internally generated costs related to operational efficiency improvement initiatives as of November 20, 1997 totaled $628,700 and have been written off through a cumulative effect of a change in

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998

accounting principle in the accompanying statement of operations for the year ended July 31, 1998. The Company incurred $234,000 and $466,000 of costs related to these initiatives in fiscal 1997 and 1998, respectively, of which $71,300 was incurred subsequent to November 20, 1997 and is recorded in operating expenses in the accompanying statement of operations for the year ended July 31, 1998.

Accounts Payable and Accrued Liabilities
  Accounts payable and accrued liabilities as of July 31, 1997 and 1998 consisted of the following:

                                                             1997       1998
                                                          ---------- ----------
     Accounts payable.................................... $1,208,919 $1,749,013
     Accounts payable -- related parties (Note 11).......    545,095  1,164,735
     Accrued interest....................................    417,751    207,189
     Accrued professional fees (Note 13).................     60,000    741,444
     Accrued wages, salaries, and related taxes..........    410,029    762,177
     Other accrued liabilities...........................    327,200    840,143
                                                          ---------- ----------
                                                          $2,968,994 $5,464,701
                                                          ========== ==========

Income Taxes
  The Company utilizes the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

  Cape Fear Paging Company of North Carolina ("CFNC"), included herein, was acquired in conjunction with the pooling-of-interests method of accounting discussed in Note 3 and was treated as an S corporation for federal and state income tax purposes. As such, in lieu of corporate income tax consequences arising at CFNC's level, the individual shareholders were allocated their proportionate shares of CFNC's taxable income or loss.

Revenue Recognition and Deferred Revenues
  The Company's revenues consist of (i) service, rent, and maintenance revenues and (ii) product sales. Service, rent, and maintenance revenues consist of revenues received for enhanced voice messaging and personal telecommunications services. The Company bills the fixed portion of the fees it charges for enhanced voice messaging and personal telecommunications services in advance and bills usage-related fees in arrears.

  The Company's policy is to record revenue at the time the service is performed. Deferred revenues represent advance billings for recurring charges to customers. The deferred revenues relating to recurring charges are recognized when earned, primarily in the following month.

Research and Development
  Research and development costs incurred in connection with the Company's pager development project are charged to operations in the year incurred. Approximately $439,800 was expensed related to the Company's pager development project for the year ended July 31, 1996 and has been recorded as research and development in the accompanying statements of operations.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


Advertising
  The Company expenses all advertising costs as incurred. The Company incurred and expensed advertising costs in the approximate amounts of $370,100, $450,400, and $516,700 for the years ended July 31, 1996, 1997, and 1998, respectively, and has recorded these costs as selling and marketing in the accompanying consolidated statements of operations.

Basic Loss Per Share
  During 1997, the Company adopted SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes accounting standards for calculating earnings per share. All share and per share information presented in these financial statements has been calculated in accordance with this statement.

  Earnings per share are presented using the two-class method. Earnings attributable to each class of common stock are allocated between each class of stock based on the extent to which each class shares in the Company's earnings. The Company's Class A and Class B common shareholders share in dividends at a 1:84.5 ratio. All convertible preferred stock, options, and warrants currently outstanding are antidilutive for all periods presented.

  On February 4, 1998, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 98, "Computation of Earnings Per Share." SAB No. 98 requires the retroactive inclusion of nominal issuances of common stock and common stock equivalents in earnings per share calculations for all periods presented and precludes the use of the treasury stock method for these issuances. Management believes that all issuances of common stock and stock options have been made at the current market value at the time of issuance and that there have been no nominal issuances.

Fair Value of Financial Instruments
  The Company's financial instruments include cash and cash equivalents, marketable securities, debt, and other short-term assets and liabilities. Based on the short-term nature or variable interest rate of these financial instruments, the estimated fair values of the Company's financial instruments approximates their carrying value as of July 31, 1997 and 1998.

Credit Risk
  The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services and the ability to terminate access on delinquent accounts. The concentration of credit risk is mitigated by the large number of customers comprising the customer base. The carrying amounts of the Company's receivables approximates their fair values.

Regulation
  Various regulatory factors affect the Company's financial performance and its ability to compete. The Company is subject to regulation by the FCC and by various state public service and public utility commissions, and could be affected by regulatory decisions, trends, and policies made by these agencies.


New Accounting Pronouncements
  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. This statement is effective for periods beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have an impact on the Company's financial statements.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


  In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

3. ACQUISITIONS

  Satellink has made the acquisitions set forth below. The acquisitions have been accounted for as purchases and poolings of interest in accordance with the Accounting Principles Board ("APB") Opinion No. 16, "Business
Combinations."

Poolings of Interest
Cape Fear Companies
  Effective December 8, 1998, the Company acquired all of the outstanding shares of Cape Fear Companies in exchange for 2,533,893 shares of common stock of the Company. The transactions were accounted for as a pooling of interests. Prior to Cape Fear Companies' merger with Satellink, Cape Fear Companies reported on a calendar year basis ending December 31. In accordance with the SEC rules and interpretations, Cape Fear Companies' financial statements for the 12-month periods ending September 30, 1996, 1997, and 1998 have been combined with the Company's financial statements for the fiscal years ended July 31, 1996, 1997, and 1998, respectively. The consolidated financial statements have been restated for all periods presented to include the operations of the Cape Fear Companies accounted for as a pooling of interests.

  A reconciliation of previously reported operating results to those restated for the poolings-of-interest transactions is as follows (in thousands, except earnings per share data):

                                                      1996     1997     1998
                                                     -------  -------  -------
   Revenues:
     Satellink, as previously reported.............. $10,814  $17,572  $22,848
     Cape Fear Companies............................  12,307   15,937   16,813
                                                     -------  -------  -------
       Satellink, as restated....................... $23,121  $33,509  $39,661
                                                     =======  =======  =======
   Loss from continuing operations:
     Satellink, as previously reported.............. $  (812) $(1,628) $  (884)
     Cape Fear Companies............................     514     (338)      (9)
                                                     -------  -------  -------
       Satellink, as restated....................... $  (298) $(1,966) $  (893)
                                                     =======  =======  =======
   Allocation of losses to:
     Satellink, as previously reported:
       Class A...................................... $(1,205) $(2,035) $(2,143)
                                                     -------  -------  -------
       Class B...................................... $   (74) $   (31) $    (1)
                                                     =======  =======  =======
     Satellink, as restated:
       Class A...................................... $  (739) $(2,383) $(2,151)
                                                     =======  =======  =======
       Class B...................................... $   (26) $   (21) $    (1)
                                                     =======  =======  =======

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


                                                      1996     1997     1998
                                                     -------  -------  -------
   Basic and diluted net loss per share:
     Satellink, as previously reported:
       Class A...................................... $ (0.43) $ (0.69) $ (0.71)
                                                     =======  =======  =======
       Class B...................................... $(36.69) $(58.24) $(59.68)
                                                     =======  =======  =======
     Satellink, as restated:
       Class A...................................... $ (0.15) $ (0.47) $ (0.39)
                                                     =======  =======  =======
       Class B...................................... $(12.90) $(39.36) $(32.77)
                                                     =======  =======  =======

Purchases
MidSouth Paging Network, Inc. ("MidSouth")
  Effective October 15, 1996, the Company acquired substantially all of the assets of MidSouth under the terms of an asset purchase agreement. The acquired assets consisted primarily of local subscribers, pagers, paging terminals, furniture and fixtures, and an FCC license. The purchase price was approximately $4,000,000 before recording certain acquisition expenses and adjustments and was financed through a note payable.

Message World ("MW")
  Effective February 1, 1997, Satellink acquired substantially all of the assets of MW under the terms of an asset purchase agreement. The acquired assets consisted primarily of voice mail subscribers. The purchase price was approximately $1,550,000 before recording certain acquisition expenses and adjustments and was financed through the Company's term loan and revolving credit facility.

Call One, Inc. ("Call")
  Effective February 15, 1997, Satellink acquired substantially all of the assets of Call under the terms of an asset purchase agreement. The acquired assets consisted primarily of voice mail subscribers. The purchase price was approximately $1,550,000 before recording certain acquisition expenses and adjustments and was financed through the Company's term loan and revolving credit facility.

Satellink Paging, Inc. ("SPI")
  Effective May 23, 1997, Satellink acquired all of the outstanding capital stock of SPI under the terms of a stock purchase agreement. Subsequent to the acquisition, SPI was merged into Satellink Paging, LLC. The acquired assets consisted primarily of local paging subscribers, a paging terminal and transmitter, pagers and spare parts, accounts receivable, an FCC license, and furniture and fixtures. The purchase price was approximately $1,650,000 before recording certain acquisition expenses and adjustments and was financed through the Company's term loan and revolving credit facility.

Fast Communications, Inc. ("Fast")
  Effective May 23, 1997, Satellink acquired substantially all of the assets of Fast under the terms of an asset purchase agreement. The acquired assets consisted primarily of local paging subscribers, a paging terminal, pagers and spare parts, accounts receivable, an airtime credit from a paging carrier, and furniture and fixtures. The purchase price was approximately $330,000 before recording certain acquisition expenses and adjustments and was financed through the Company's term loan and revolving credit facility.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


The Drexler Company, Inc. d/b/a Flint River Paging ("Flint")
  Effective May 23, 1997, Satellink acquired substantially all of the assets of Flint under the terms of an asset purchase agreement. The acquired assets consisted primarily of local paging subscribers, a paging terminal, pagers and spare parts, accounts receivable, an FCC license, and furniture and fixtures. The purchase price was approximately $125,000 before recording certain acquisition expenses and adjustments and was financed through the Company's term loan and revolving credit facility.

Radiofone of Georgia, Inc. ("Radiofone")
  Effective September 10, 1997, Satellink acquired substantially all of the assets of Radiofone under the terms of an asset purchase agreement. The acquired assets consisted primarily of local subscribers, a paging terminal, an FCC license, pagers, and furniture and fixtures. The purchase price was approximately $190,000 before recording certain acquisition expenses and was financed through the Company's term loan and revolving credit facility.

Wall Communications, Inc. d/b/a Satellite Paging Company ("Wall")
  Effective October 1, 1997, Satellink acquired substantially all of the assets of Wall under the terms of an asset purchase agreement. The acquired assets consisted primarily of paging subscribers, a regional affiliate agreement with CUE, pagers, and furniture and fixtures. The purchase price was approximately $400,000 before recording certain acquisition expenses and was financed through the Company's revolving credit facility.

Premier Paging, Inc. and Premier Paging of New Orleans, Inc. (collectively, "Premier")
  Effective April 1, 1998, the Company acquired substantially all of the assets of Premier under the terms of an asset purchase agreement. The acquired assets consisted primarily of local subscribers, paging terminals, FCC licenses, pagers, and furniture and fixtures. The purchase price was approximately $4,300,000 before recording certain acquisition expenses and was financed through the proceeds from the issuance of Series D convertible preferred stock.

Hyde's Stay In Touch, Inc. ("Hyde's")
  Effective May 1, 1998, Satellink acquired substantially all of the assets of Hyde's under the terms of a stock purchase agreement. The acquired assets consisted primarily of local subscribers, paging terminals, pagers, and receivables. The purchase price was approximately $12,200,000, before certain acquisition expenses, and was financed through the Company's revolver and a promissory note.

  The following unaudited pro forma information has been prepared assuming that the purchase acquisitions occurred at the beginning of the year of acquisition and the year immediately preceding. The unaudited pro forma information is presented for informational purposes only and may not be indicative of the actual results of operations which would have occurred had the purchase acquisitions been consummated at the beginning of the respective periods, nor is the information necessarily indicative of the results of operation which may occur in the future operations of the combined entities (in thousands, except earnings per share data).

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


                                                              1997     1998
                                                             -------  -------
   Pro forma revenues....................................... $43,442  $45,632
   Pro forma loss from continuing operations................  (4,460)  (1,396)
   Pro forma net loss attributable to common shareholders
    from continuing operations..............................  (4,899)  (2,656)
   Allocation of earnings to:
     Class A................................................  (4,856)  (2,655)
     Class B................................................     (43)      (1)
   Pro forma net loss per share:
     Class A................................................ $ (0.95) $ (0.48)
     Class B................................................  (80.37)  (45.45)

4. INVESTMENT IN DIRECTLINK

  On December 1, 1995, the Company acquired 60% of the membership interests of DirectLink for $21,300. This acquisition increased the Company's ownership percentage in DirectLink to 85%. On January 1, 1998, the Company acquired the remaining 15% of the common stock of DirectLink. The consolidated financial statements include the accounts of DirectLink. The minority interest represents the 15% separate ownership in DirectLink for the period from December 1, 1995 through July 31, 1996, the year ended July 31, 1997, and the five-month period ended December 31, 1997.

  The Company also agreed to make additional investments in DirectLink in the form of a promissory note. The promissory note bears interest at the prime rate plus 2%. As of July 31, 1997 and 1998, the aggregate amount outstanding under the promissory note totaled $380,799 and $579,326, respectively, which is eliminated in consolidation.

5. LONG-TERM DEBT

  Long-term debt at July 31, 1997 and 1998 consisted of the following:

                                                            1997        1998
                                                         ----------- -----------
$32,000,000 revolving credit facility, variable
 interest rate (9.6875% at July 31, 1998); interest
 only with principal payable in full on March 31, 2002;
 secured by all of the assets of Satellink Paging, LLC
 and a pledge of 100% of the Company's ownership
 interest in Satellink Paging, LLC.....................  $10,957,394 $30,807,394

$8,000,000 note payable to bank, variable interest rate
 (9.6875% at July 31, 1998), net of unamortized
 discount of $188,892 and $143,382 at July 31, 1997 and
 1998, respectively, payable in quarterly installments;
 principal due in full on March 31, 2002; secured by
 all of the assets of Satellink Paging, LLC and a
 pledge of 100% of the Company's ownership interest in
 Satellink Paging, LLC.................................    7,811,018   7,456,618

$1,850,000 note payable to bank, interest at 9.76%
 through November 2000 and the lower of 9.76% or LIBOR
 plus 3% through maturity of November 2003; principal
 and interest payable monthly; secured by certain
 assets of the Company and guaranteed by certain
 shareholders..........................................    1,607,738   1,343,452

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                          JULY 31, 1996, 1997 AND 1998

                                                         1997         1998
                                                      -----------  -----------
$1,750,000 note payable to bank, interest at 9.84%
 through November 2000 and the lower of 9.84% or
 LIBOR plus 3% through maturity of November 2003;
 principal and interest payable monthly; secured by
 certain assets of the Company and guaranteed by
 certain shareholders...............................  $ 1,220,833  $ 1,120,833

$1,000,000 revolving credit facility, interest at
 prime plus 1%, interest payable monthly with
 principal and accrued interest due October 1998,
 secured by certain assets of the Company...........          --       959,940

$1,470,000 note payable to bank, interest at 10.39%
 through August 2000 and at the lower of 10.39% or
 LIBOR plus 3% thereafter, payable in monthly
 installments through maturity of August 2003;
 secured by certain assets of the Company and
 guaranteed by certain shareholders.................    1,032,569      911,310

$820,083 note payable to bank, interest at prime
 plus 1%, principal and interest payments payable
 monthly through January 2000; secured by certain
 assets of the Company..............................      592,011      318,921

$750,000 revolving credit facility, interest at
 prime plus 1%, interest payable monthly with
 principal payable in full in October 1998; secured
 by leased pagers...................................          --       573,469

$500,000 term note with principal and interest
 payable monthly at prime plus 1% until April 2000;
 secured by certain assets of the Company...........      467,160      273,852

$500,000 revolving credit facility; interest at
 prime plus 1%, monthly payments of interest until
 demand payment of principal and interest; secured
 by accounts receivable and inventory...............      464,000          --

$657,449 note payable to bank, interest at prime
 plus 1%, principal and interest payments payable
 monthly through October 1999; secured by paging
 equipment..........................................      456,652      255,674

$500,000 revolving credit facility, interest at
 prime plus 1%, interest payable monthly with
 principal payable in 30 installments beginning
 August 1997........................................      373,395          --
Other...............................................      125,886      215,766
                                                      -----------  -----------
                                                       27,173,725   47,477,862

$1,200,000 note payable to bank, interest at prime
 plus 1.5%, principal and interest payments payable
 monthly through December 1999; secured by paging
 equipment..........................................      300,000       80,000
Less current portion................................   (3,108,813)  (6,135,525)
                                                      -----------  -----------
                                                      $24,064,912  $41,342,337
                                                      ===========  ===========

Note payable to shareholders, interest payable
 annually at 5.85%, principal payments to begin in
 1999...............................................      523,843    2,624,577

Notes payable to sellers, interest at 0% to 9% (Note
 3).................................................    1,241,226      536,056

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


  Following are maturities of long-term debt as of July 31, 1998 for each of the next five years ending on July 31:

   1999............................................................. $ 6,135,525
   2000.............................................................   3,382,251
   2001.............................................................   2,897,134
   2002.............................................................  34,280,734
   2003.............................................................     739,363
   Thereafter.......................................................      42,855
                                                                     -----------
     Total.......................................................... $47,477,862
                                                                     ===========

  The fair value of long-term debt, including maturities, at July 31, 1997 and 1998 approximates the carrying value due to the variable rate of the instruments.

  During March 1997, the Company amended its term loan and revolving credit facility (the "New Credit Facility") with Creditanstalt-Bankverein ("Creditanstalt"), providing for maximum borrowings of $25 million. The New Credit Facility was divided into a $17 million revolving line of credit (the "Revolver") and an $8 million term note (the "Term Note").

  In March 1998, the Company amended the New Credit Facility to increase its Revolver from $25 million to $32 million. The Company paid $150,000 for the increase in the Revolver.

  The Revolver and the Term Note are both due in full on March 31, 2002 and bear interest, at the Company's option, at either a Eurodollar interest rate option, as defined, plus 4% or the prime rate plus 2%.

  Under the most restrictive covenants of the New Credit Facility, the Company must maintain a ratio of operating cash flow to interest expense, as defined, and achieve specified levels of earnings under the terms of the agreement. As of July 31, 1998, the Company was in compliance with these debt covenants.

6. EQUITY

Common Stock
  During 1996, the Company amended its articles of incorporation and increased the number of authorized shares of Class A common stock to 5,000,000 shares and approved the conversion of all outstanding shares of Class B common stock into Class A common stock. As of July 31, 1998, 2,071 shares of Class B common stock had been converted into 175,025 shares of Class A common stock. There are no remaining shares of Class B common stock outstanding.

  During June 1997, the Company's board of directors approved a 64-for-1 share dividend to shareholders of record as of June 30, 1997. All share information has been restated to give effect to the stock dividend.

  During October 1997, the Company's board of directors issued 4,677 shares of Class A common stock in connection with the incorporation of CF Paging Corporation.

  In April 1998, the Company amended its articles of incorporation and increased the number of authorized shares of Class A common stock to 50,000,000.

Convertible Preferred Stock
  During September 1991, the Company sold 7,360 shares of Series A convertible preferred stock (the "Series A Preferred Stock") for $100 per share and received proceeds of $736,000. The Series A Preferred Stock carries

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998

a 12% cash coupon, which is paid monthly. In the event of liquidation of the Company, holders of Series A Preferred Stock are entitled to $100 plus accrued dividends and a cumulative premium at $38 per annum, not to exceed $190 per share. Each share of Series A Preferred Stock is callable by the Company any time following the third anniversary of the original issue date, as defined, and is convertible into 84.5 shares of Class A common stock of the Company.

  During 1996, the Company amended its articles of incorporation and increased the number of authorized shares of Series B convertible preferred stock ("Series B Preferred Stock") to 30,000 shares. The Series B Preferred Stock is nonvoting, and the holders will receive dividends equal to those paid to the holders of the Company's common stock when such dividends are declared. In the event of liquidation of the Company, holders of Series B Preferred Stock are entitled to the identical privileges as the holders of the Company's common stock. Each share of Series B Preferred Stock is convertible into 84.5 shares of Class A common stock. The Company has never issued shares of the Series B Preferred Stock.

Stock Warrants
  In connection with the Company's original financing agreement with Creditanstalt, the Company issued a warrant to Creditanstalt to purchase either 1,009,859 shares of Class A common stock or 11,951 shares of Series B Preferred Stock at an exercise price of $.01 per share. The proceeds from the term loan and credit facility were allocated between long-term debt and stock warrants. The estimated $450,000 fair market value of stock warrants at the date of grant was included in long-term liabilities in the accompanying consolidated balance sheets. Due to the Company's increasing its line of credit in 1995, Creditanstalt was issued an additional warrant to purchase 162,324 shares of Class A common stock or 1,921 shares of Series B Preferred Stock at an exercise price of $.01 per share. The estimated $94,682 fair market value of the stock warrant at the date of grant was included in long-term liabilities in the accompanying consolidated balance sheets. During June 1996, the Company amended its credit agreement. In connection with the amendment, the Company issued additional warrants to purchase 35,152 and 28,138 shares of either Class A common stock at exercise prices of $.01 per share and $3.08 per share, respectively, or 416 and 333 shares of Series B Preferred Stock at exercise prices of $.01 per share and $200 per share, respectively. The estimated $68,180 fair value of the stock warrants at the date of grant was included in long-term liabilities in the accompanying consolidated balance sheets. The debt discounts are being amortized to interest expense over the term of the term loan and facility. The difference between the estimated fair market value of the stock warrants at the issue date and their estimated redemption prices is being accreted as a direct charge to earnings over the term of the facility and term loan. During fiscal 1996, 1997, and 1998, the Company recorded incremental warrant accretion expense in the amount of $854,350, $1,773,107, and $449,795, respectively, to reflect the increase in the estimated redemption price of the stock warrants. In addition to the warrant issuances noted above, the Company retired 585 warrants and repurchased 34,970 warrants from Creditanstalt during fiscal year 1996.

  The Company may be required to repurchase the unexercised warrants over the period from November 17, 2001 through December 3, 2006 at a price per share which values the Company's equity at ten times operating cash flows for the most recent 12-month period, less debt, as defined in the warrant agreement. The warrants represent rights to purchase approximately 13% of the Company's outstanding capital stock.

Stock Options
  On August 1, 1995, the Company granted an option to an employee to purchase 84,500 shares of the Company's Class A common stock at an exercise price of $1.78 per share (the estimated fair value at the date of grant). The option has a term of five years and vests ratably over a period of three years.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998

  During the year ended July 31, 1997, the Company granted an option to an outside consultant to purchase 169,000 shares of the Company's Class A common stock at an exercise price of $3.68 per share (the estimated fair value at the date of grant). The option was in consideration for services provided during the years ended July 31, 1997 and 1998 regarding the Company's acquisitions and has been recorded in additional paid-in capital in the accompanying consolidated balance sheets based on the estimated fair value of the services received. The option has a term of five years and vested immediately.

  During the year ended July 31, 1998, the Company granted options to employees to purchase 140,898 shares of the Company's Class A common stock at an exercise price of $4.62 per share (the estimated fair value at the date of grant). The options have terms of ten years and vest ratably over a period of four years.

Statement of Financial Accounting Standards No. 123
  During 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which defines a fair value-based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 were used.

  The Company has elected to account for its stock-based compensation plans under APB Opinion No. 25, under which the Company has recognized no compensation cost. However, the Company has computed, for pro forma disclosure purposes, the estimated fair value of all options for shares of the Company's common stock granted to employees during the years ended July 31, 1997 and 1998 using the Black-Scholes option pricing model, as allowed under SFAS No. 123 and based on the following assumptions:

                                                         1997         1998
                                                      -----------  -----------
   Risk-free interest rate...........................  6.27%-6.52%   5.8%-6.52%
   Expected dividend yield...........................           0%           0%
   Expected lives....................................  Five years   Five years
   Expected volatility...............................           0%           0%

  The total fair value of the options granted during the years ended July 31, 1996, 1997, and 1998 was computed as $39,435, $328,968, and $113,565, respectively, which would be amortized over the vesting period of the options.
If the Company had accounted for these options in accordance with SFAS No.
123, the Company's reported pro forma net loss attributable to common shareholders and earnings per share for the years ended July 31, 1997 and 1998 would have been as follows:

                                                         1997         1998
                                                      -----------  -----------
   Net loss attributable to common shareholders:
     As reported:
       Class A....................................... $(2,383,488) $(2,151,412)
       Class B.......................................     (21,055)        (721)
                                                      -----------  -----------
         Total....................................... $(2,404,543) $(2,152,133)
                                                      ===========  ===========


                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998

                                                        1997         1998
                                                     -----------  -----------
     Pro forma:
       Class A...................................... $(2,709,576) $(2,264,939)
       Class B......................................     (23,935)        (759)
                                                     -----------  -----------
         Total...................................... $(2,733,511) $(2,265,698)
                                                     ===========  ===========

   Basic net loss per share attributable to common
    shareholders:
     As reported:
       Class A...................................... $     (0.47) $     (0.39)
       Class B......................................      (39.36)      (32.77)
     Pro forma:
       Class A......................................       (0.53)       (0.41)
       Class B......................................      (44.74)      (34.50)

  The following table summarizes the transactions under the Company's stock option plan:

                                                                       Weighted
                                                                        Average
                                                              Number   Price Per
                                                            of Options   Share
                                                            ---------- ---------
   Outstanding at July 31, 1996............................   84,500     $1.78
     Granted...............................................  169,000      3.68
                                                             -------
   Outstanding at July 31, 1997............................  253,500      3.05
     Granted...............................................  154,765      4.62
     Exercised.............................................  (56,333)     1.78
                                                             -------
   Outstanding at July 31, 1998............................  351,932
                                                             =======

  At July 31, 1997 and 1998, there were 253,500 and 351,932 options, respectively, outstanding with a weighted average remaining contractual life of 3.33 and 4 years, respectively. There were 225,333 and 201,939 options exercisable at a weighted average exercise price of $3.21 and $3.83 per share as of July 31, 1997 and 1998, respectively. The weighted average fair value of options granted during the years ended July 31, 1997 and 1998 was $1.01 and $1.18, respectively.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

  During November 1995, the Company sold 3,500 shares of Series C redeemable preferred stock (the "Series C Preferred Stock") for $1,000 per share and received proceeds of $3,500,000. The Series C Preferred Stock carries a 10% cash coupon, which is paid monthly. Each share of Series C Preferred Stock may be converted (subject to antidilution provisions) at the holder's option, at any time, into approximately 272.57 shares of the Company's Class A common stock or 3.23 shares of Series B convertible preferred stock. The Series C Preferred Stock is redeemable (at the original purchase price plus accrued dividends) on November 17, 2002. The Company paid dividends in the amounts of $70, $100, and $100 per share during the years ended July 31, 1996, 1997, and 1998, respectively.

8. REDEEMABLE PREFERRED STOCK

  On April 3, 1998, the Company sold 4,500 shares of Series D redeemable preferred stock ("Series D Preferred Stock") together with 163,800 detachable stock warrants with an exercise price of $4.62 per share and

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998

received aggregate proceeds of $4,500,000. The proceeds were allocated $3,520,000 to the Series D Preferred Stock and $980,000 to the stock warrants based on their relative fair values at the date of issuance. The Series D Preferred Stock carries an 8.5% cash coupon, which is payable monthly. The securities may be redeemed at the Company's option any time after the first anniversary of the closing date and at the purchaser's option after the fifth anniversary of the closing date. The Company is required to redeem the Series D Preferred Stock in conjunction with an initial public offering. The stock warrants are exercisable immediately and expire in 2008. The Company paid dividends of $28.33 per share during the year ended July 31, 1998. The difference between the carrying amount of the Series D Preferred Stock and the exchange price of $4,500,000 is being accreted over five years. The Company realized accretion expense of approximately $65,300 for the year ended July 31, 1998, which is included in the accompanying consolidated statements of operations as preferred stock dividends.

9. INCOME TAXES

  The Company recorded no federal or state income tax benefit for each of the three years ended July 31, 1996, 1997, and 1998 due to the level of pretax losses incurred in recent years.

  The reconciliation of the effective income tax rate to the federal statutory tax rate is as follows:

                                                    1996     1997       1998
                                                  -------- ---------  --------
   Federal income tax expense (benefit) at
    statutory rate (34%)........................  $ 95,090 $(535,776) $(89,259)
   State income tax expense (benefit) at net of
    federal benefit (4%)........................    11,187   (63,032)  (10,501)
   S corporation losses not subject to corporate
    level taxes.................................    93,062   397,793   344,500
   Valuation allowance..........................   308,706   644,887   359,295
   Other........................................    69,915   (53,698)   25,954
                                                  -------- ---------  --------
   Income tax expense...........................  $577,960 $ 390,174  $629,989
                                                  ======== =========  ========

  Deferred tax assets (liabilities) are comprised of the following as of July 31, 1997 and 1998:

                                                         1997         1998
                                                      -----------  -----------
   Deferred tax assets:
     Net operating loss carryforwards...............  $ 2,105,288  $ 3,050,801
     Bad debt reserve...............................      143,480      258,405
     Other..........................................       57,339      143,244
                                                      -----------  -----------
                                                        2,306,107    3,452,450
   Deferred tax liabilities:
     Accelerated depreciation.......................   (1,401,883)  (2,198,479)
                                                      -----------  -----------
       Total net deferred tax asset before valuation
        allowance...................................      904,224    1,253,971
   Less valuation allowance.........................   (1,066,721)  (1,426,016)
                                                      -----------  -----------
       Total net deferred liabilities...............  $  (162,497) $  (172,045)
                                                      ===========  ===========

  Cape Fear Paging Company of North Carolina ("CFNC") included herein that was acquired in conjunction with the pooling-of-interests method of accounting discussed in Note 3 elected to be treated as an S corporation for federal and state income tax purposes. As such, in lieu of corporate income tax consequences arising at CFNC's level, the individual shareholders were allocated their proportionate shares of CFNC's taxable income or loss.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


  The increase in the valuation allowance for the year ended July 31, 1998 was $359,295, primarily related to additional operating loss carryforwards. The decrease in the valuation allowance for the year ended July 31, 1997 was $77,126 and related to changes in certain temporary differences, net of additional operating loss carryforwards.

  As of July 31, 1997 and 1998, the Company had net operating loss carryforwards, which expire at various dates through 2010, of approximately $5,212,000 and $9,352,000, respectively. The issuance of stock by the Company may result in an "ownership change," as defined by the Tax Reform Act of 1986. Therefore, the unused net operating loss carryforwards could be subject to limitation. Also, the net operating loss carryforwards used to offset any taxes calculated as alternative minimum tax could be less than the regular net operating loss carryforwards. Based on pretax losses incurred in recent years, management has established a valuation allowance against a majority of the deferred tax asset balance. The entire deferred tax liability recognized related to Cape Fear Paging Company ("CFPC"). For the years ended July 31, 1997 and 1998, CFPC was profitable as a separate taxable entity and management recognized the deferred tax liability. Management believes that through various tax planning strategies and the Company's overall business plan, the Company will generate sufficient future taxable income to realize the deferred tax assets; however, at this time, insufficient objective information exists to conclude that realization is more likely than not.

10. COMMITMENT AND CONTINGENCIES


Operating Leases
  The Company leases office space, antenna sites, and subcarrier frequencies under noncancelable operating leases expiring on various dates through 2004. The majority of the subcarrier frequency leases have additional renewal terms ranging from 3 to 14 years at the option of either party. Because the Company's operations are dependent on the availability of antenna sites and subcarrier frequencies, management expects that most leases will be renewed or replaced by other leases. The Company recorded lease expense of approximately $1,613,000, $1,894,000, and $1,640,000 for the years ended July 31, 1996,
1997, and 1998, respectively, related to these operating leases.

  Minimum future payments under noncancelable operating leases as of July 31, 1998 for each of the next five years ended July 31 are as follows:

   1999.............................................................. $1,587,150
   2000..............................................................  1,120,292
   2001..............................................................    651,095
   2002..............................................................    453,043
   2003..............................................................    279,618
   Thereafter........................................................    105,882
                                                                      ----------
                                                                      $4,197,080
                                                                      ==========

Legal Proceedings
  The Company is subject to lawsuits arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these pending legal proceedings will not have a material adverse effect on the Company's business or financial condition and results of operations.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


Dependence on Other Telecommunications Providers
  Except for a few local and regional paging networks, the Company does not own a transmission network. The Company depends on MCI WorldCom and other facilities-based and nonfacilities-based carriers for transmission of the Company's subscribers' long-distance calls and the majority of paging data. The Company has entered into supply agreements with MCI WorldCom and other carriers to provide long-distance telecommunications and paging services. The contracts are generally for a term of three years but are subject to early termination in certain instances. Some of the contracts also contain minimum purchase requirements. In addition, the Company depends on local exchange carriers for call origination and termination. Satellink's ability to maintain and expand business depends in part on its ability to enter into favorable contracts with long-distance and paging carriers. The Company's success also depends on the cooperation of interexchange and local exchange carriers originating and terminating service in a timely manner. The partial or total loss of ability to initiate or terminate calls would result in a loss of revenues and could lead to a loss of subscribers.

Risk of Loss From Fraud, Bad Debt, and Theft of Services
  By unlawfully using the access numbers and personal identification numbers ("PINs") of authorized users, various people have occasionally gained unauthorized access to the Company's network and services. Unauthorized use of access numbers and PINs in the future may be material to Satellink's business, financial condition, and results of operations. The Company attempts to control unauthorized use through internal controls and the Company's billing system. The STAR*Net platform is designed to prohibit a single access number and PIN from establishing multiple connections to the platform at the same time. The Company has established preset spending limits for each subscriber. Although the Company believes that risk management and bad debt reserve practices are adequate, unauthorized transactions and theft of services could negatively affect the Company's business, financial condition, and results of operations.

Dependence on Networks, Switching Facilities, and the STAR*Net Platform
  The Company relies on its own network, third-party networks, its switching facilities, and the STAR*Net platform to operate its services. A fire, act of sabotage, technical failure, natural disaster, or similar event could impact the networks, facilities, and platforms and cause an interruption in services. For example, on May 18 and 19, 1998, the Galaxy 4 satellite owned by PanAmSat malfunctioned. PanAmSat transmits paging messages for a majority of the pagers in use in the United States. The satellite malfunction interrupted the paging service of up to 40 million subscribers in the United States, including approximately 25% of the Company's subscribers.

  Most subscribers were not affected by the satellite malfunction because the Company uses multiple message distribution networks. The majority of subscribers are serviced through the CUE nationwide FM paging network and the Company's VHF and UHF paging networks. However, future technical malfunctions could have a much greater effect on the Company's customers or affect the Company's other distribution networks.

  At this time, the Company has switching facilities and STAR*Net platforms in 16 locations in the southeastern and southwestern United States. Network services are dependent upon the Company's ability to protect the equipment and data at the Company's switching facilities and the STAR*Net platforms. The Company has implemented monitored security systems, controlled access procedures, automated data backup, uninterruptable power supply systems, and automated system trouble alerts at all locations. However, these safeguards offer no guarantee that the Company's equipment and data will be protected.

Dependence on CUE Paging to Maintain its Network
  The FM subcarrier paging network is located in Alabama, Kentucky, Tennessee, and Georgia and is linked with the CUE nationwide FM subcarrier paging network. This is the network through which the Company delivers nationwide paging services, and therefore, the Company is dependent upon CUE to maintain and

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998

develop its paging network. CUE is not under any contractual obligation to upgrade or further develop its network to accommodate new technologies or subscribers. The Company estimates that the CUE network is now operating at approximately 60% of capacity. Assuming that historical growth rates on the CUE network continue at the same pace, the Company estimates that the CUE network can accommodate Satellink's subscriber growth for the next five years. However, if the Company's estimates are incorrect or if CUE fails to maintain or upgrade its network, Satellink's business, financial condition, and results of operations could be negatively impacted.

Dependence on Liquidity and Capital Resources
  Any increase in the Company's growth rate, shortfalls in anticipated revenues, increases in anticipated expenses, increases in the number of subscribers acquired, or significant acquisition opportunities could have a material adverse effect on the Company's liquidity and capital resources and would require the Company to raise additional capital from public or private equity or debt sources in order to finance operating losses, anticipated growth, and contemplated capital expenditures. If such sources of financing are insufficient or unavailable, the Company will be required to modify its growth and operating plans in accordance with the extent of available funding and attempt to attain profitability in its existing markets. The Company may need to raise additional funds in order to take advantage of unanticipated opportunities, such as acquisition of complementary business or the development of new products, or otherwise respond to unanticipated competitive pressures. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all.

11. RELATED-PARTY TRANSACTIONS

CUE Paging Corporation
  The Company has a distribution agreement with CUE Paging Corporation ("CUE"), a nationwide satellite paging company presently offering service in over 500 cities throughout the United States and Canada, to construct and operate regional paging systems utilizing FM subcarrier technology in the states of Georgia, Kentucky, Tennessee, and Alabama. At July 31, 1998, CUE owned approximately 9% and 13% of the Company's Class A common stock and Series A preferred stock, respectively.

  The Company pays CUE monthly amounts for regional and nationwide airtime charges, various telephone charges, and co-op advertising fees. Approximately $5,960,000, $8,563,000, and $9,610,000 were paid to CUE for the years ended July 31, 1996, 1997, and 1998, respectively, and have been recorded in services, rent, and maintenance in the accompanying consolidated statements of operations. Approximately $777,000 and $838,000 were payable to CUE and are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets as of July 31, 1997 and 1998, respectively.

Cape Fear Broadcasting Company
  Certain shareholders of the Company are shareholders in Cape Fear Broadcasting Company, a North Carolina S corporation. The Company leases pagers to Cape Fear Broadcasting Company, and Cape Fear Broadcasting Company provides advertising for the Company. At July 31, 1997 and 1998, the Company had payables of $189,493 and $323,636, respectively, which are classified as accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

                         JULY 31, 1996, 1997 AND 1998


12. RETIREMENT PLAN

  Effective April 1, 1995, the Company adopted a 401(k) retirement plan covering substantially all employees, which provides for discretionary employer matching contributions. The Company contributed $9,500, $20,600, and $34,600 during the years ended July 31, 1996, 1997, and 1998, respectively.

13. SUBSEQUENT EVENTS (UNAUDITED)

  The Company plans to offer approximately 4,000,000 shares of its common stock (approximately 600,000 shares if the underwriters' overallotment option is exercised in full) for sale to the public at a proposed price range of $9 to $11 per share during 1999 (the "Equity Offering"). There can be, however, no assurance that the Equity Offering will be completed at a per share price within the estimated range or at all. There are significant potential risks associated with the Equity Offering as well as with the Company's ability to compete profitably in this industry. During September 1998, the Company postponed its initial public offering in order to explore acquisition opportunities, including acquisitions involving the issuance of shares of the Company's common stock. The Company has deferred offering costs of $696,496, which are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. There can be no assurance that this initial offering will be completed.

  On September 17, 1998, the Company effected a 1.3-for-1 split. All share and per share amounts have been retroactively adjusted to give effect to this split.

  On October 13, 1998, the Company amended the New Credit Facility to increase its Revolver from $32 million to $40 million and the term loan from $8 million to $15 million.

                         SATELLINK COMMUNICATIONS, INC.

                                AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       JULY 31, 1998 AND OCTOBER 31, 1998

                                                        July 31,    October 31,
                                                          1998         1998
                                                       -----------  -----------
                                                             (Unaudited)
                       ASSETS
CURRENT ASSETS:
 Cash and cash equivalents...........................  $   537,799  $   198,476
 Accounts receivable, net............................    6,260,014    7,109,290
 Marketable securities...............................      587,826      510,373
 Inventory...........................................    2,499,272    2,747,151
 Prepaid expenses and other current assets...........    1,576,989    1,561,263
                                                       -----------  -----------
 Total current assets................................   11,461,900   12,126,553
                                                       -----------  -----------
PROPERTY AND EQUIPMENT, NET..........................   17,251,065   19,100,297
                                                       -----------  -----------
OTHER LONG-TERM ASSETS:
 Goodwill, net.......................................   27,667,639   27,946,208
 Other intangible assets, net........................    6,281,685    5,485,240
                                                       -----------  -----------
 Total other long-term assets........................   33,949,324   33,431,448
                                                       -----------  -----------
 Total assets........................................  $62,662,289  $64,658,298
                                                       ===========  ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
 Current maturities of long-term debt................  $ 6,135,525  $ 4,596,359
 Accounts payable and accrued liabilities............    5,464,701    5,833,577
 Customer deposits...................................      646,686      658,393
 Deferred revenues...................................    2,058,504    2,106,066
 Deferred tax liability..............................      172,045      172,045
 Accrued dividends on preferred stock................      134,642      140,127
                                                       -----------  -----------
 Total current liabilities...........................   14,612,103   13,506,567
                                                       -----------  -----------
LONG-TERM DEBT, less current maturities..............   41,342,337     ,190,116
                                                       -----------  -----------
STOCK WARRANTS.......................................    5,776,517    5,250,104
                                                       -----------  -----------
COMMITMENTS AND CONTINGENCIES

SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK:
 $0.01 par value; 3,500 shares authorized, 3,500
  shares issued and outstanding at July 31, 1998 and
  October 31, 1998, entitled to a maximum of $1,000
  per share plus accrued dividends in liquidation,
  dissolution, or windup of the Company..............    3,500,000    3,500,000
                                                       -----------  -----------
SERIES D REDEEMABLE PREFERRED STOCK:
 $.01 par value; 0 and 4,500 shares authorized,
  issued, and outstanding at July 31, 1998 and
  October 31, 1998, respectively.....................    3,585,333    3,622,935
                                                       -----------  -----------
SHAREHOLDERS' EQUITY (DEFICIT):
 Series A convertible preferred stock $.01 par value;
  7,500 shares authorized, 7,360 shares issued and
  outstanding at July 31, 1998 and October 31, 1998,
  entitled to a maximum of $290 per share plus
  accrued dividends in liquidation, dissolution, or
  windup of the Company..............................           74           74
 Series B convertible preferred stock, $.01 par
  value; 30,000 shares authorized at July 31, 1998
  and October 31, 1998, 0 shares issued and
  outstanding........................................          --           --
 Common stock, $.01 par value:
 Class A voting, 50,000,000 shares authorized,
  5,588,296 shares issued and outstanding at July 31,
  1998 and October 31, 1998..........................       55,883       55,883
 Class B nonvoting, 20,000 shares authorized, 535.65
  and 0 shares issued and outstanding at July 31,
  1998 and October 31, 1998, respectively............          --           --
 Additional paid-in capital..........................    2,804,501    2,804,501
 Accumulated deficit.................................   (9,032,346)  (8,289,769)
 Unrealized gain on marketable securities............       17,887       17,887
                                                       -----------  -----------
  Total shareholders' deficit........................   (6,154,001)  (5,411,424)
                                                       -----------  -----------
  Total liabilities and shareholders' equity.........  $62,662,289  $64,658,298
                                                       ===========  ===========

    The accompanying notes are integral part of these condensed consolidated balance sheets.

                         SATELLINK COMMUNICATIONS, INC.

                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE THREE MONTHS ENDED OCTOBER 31, 1997 AND 1998

                                  (Unaudited)

                                                          Three Months Ended
                                                              October 31
                                                        -----------------------
                                                           1997        1998
                                                        ----------  -----------
REVENUES:
 Service, rent, and maintenance fees................... $8,858,245  $10,812,819
 Product sales.........................................    491,769      835,266
                                                        ----------  -----------
   Total revenues......................................  9,350,014   11,648,085
 Cost of products sold.................................   (340,614)    (643,836)
                                                        ----------  -----------
   Net revenues........................................  9,009,400   11,004,249
                                                        ----------  -----------
OPERATING EXPENSES:
 Service, rent, and maintenance........................  3,705,434    4,209,098
 Selling and marketing.................................  1,090,524    1,529,423
 General and administrative............................  1,750,861    1,883,630
 Engineering...........................................    289,113      418,461
 Depreciation and amortization.........................  1,156,774    1,349,982
                                                        ----------  -----------
   Total operating expenses............................  7,992,706    9,390,594
                                                        ----------  -----------
OPERATING INCOME.......................................  1,016,694    1,613,655
OTHER INCOME (EXPENSE):
 Other income..........................................     44,337      242,184
 Interest expense......................................   (703,935)  (1,204,726)
 Amortization of stock warrants........................    618,082      526,413
 Minority interest.....................................     (2,041)           0
                                                        ----------  -----------
NET INCOME BEFORE INCOME TAX EXPENSE...................    973,137    1,177,526
INCOME TAX EXPENSE.....................................    178,094       59,748
                                                        ----------  -----------
NET INCOME.............................................    795,043    1,117,778
PREFERRED STOCK DIVIDENDS..............................    109,580      254,207
                                                        ----------  -----------
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS......... $  685,463  $   863,571
                                                        ==========  ===========
ALLOCATION OF EARNINGS TO:
 Basic:
 Class A............................................... $  684,648  $   863,571
 Class B............................................... $      815  $       --
 Diluted:
 Class A............................................... $  794,403  $   973,151
 Class B............................................... $      640  $       --
BASIC NET INCOME PER SHARE:
 Net income attributable to common shareholders:
 Class A............................................... $     0.12  $      0.15
 Class B............................................... $    10.58  $       --
DILUTED NET INCOME PER SHARE:
 Net income attributable to common shareholders:
 Class A............................................... $     0.10  $      0.12
 Class B............................................... $     8.31  $       --
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
 Basic:
 Class A...............................................  5,486,730    5,588,296
 Class B...............................................         77          --
 Diluted:
 Class A...............................................  8,076,696    8,301,000
 Class B...............................................         77          --

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                         SATELLINK COMMUNICATIONS, INC.

                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE THREE MONTHS ENDED OCTOBER 31, 1997 AND 1998

                                  (Unaudited)

                                                        Three Months Ended
                                                            October 31
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.......................................... $   795,043  $ 1,117,778
                                                      -----------  -----------
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Minority interest..................................       2,041           --
  Depreciation and amortization......................   1,156,774    1,349,982
  Amortization of stock warrants.....................    (618,082)    (526,413)
  Changes in operating assets and liabilities:
   Accounts receivable...............................    (245,797)    (836,632)
   Marketable securities.............................     (40,053)      77,453
   Inventory.........................................     (20,144)    (247,879)
   Prepaid expenses and other current assets.........    (213,606)      15,726
   Accounts payable and accrued liabilities..........     (99,021)     372,984
   Customer deposits.................................      73,085       11,707
   Deferred revenues.................................    (361,677)      47,562
                                                      -----------  -----------
    Total adjustments................................    (366,480)     264,490
                                                      -----------  -----------
    Net cash provided by operating activities........     428,563    1,382,268
                                                      -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of businesses, net of cash acquired......    (585,000)     (65,159)
  Purchases of property and equipment, net...........  (2,031,985)  (2,482,931)
                                                      -----------  -----------
    Net cash used in investing activities............  (2,616,985)  (2,548,090)
                                                      -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock...........................       7,000           --
  Payment of preferred stock dividends...............    (179,472)    (332,114)
  Proceeds from issuance of long-term debt, net......   2,009,024    1,308,613
  Other financing activities.........................          --     (150,000)
                                                      -----------  -----------
    Net cash provided by financing activities........   1,836,552      826,499
                                                      -----------  -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS............    (351,870)    (339,323)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....     666,032      537,799
                                                      -----------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD........... $   314,162  $   198,476
                                                      ===========  ===========

    The accompanying notes are integral part of these condensed consolidated financial statements.

                        SATELLINK COMMUNICATIONS, INC.

                               AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The accompanying unaudited interim condensed consolidated financial statements have been prepared by management of Satellink Communications, Inc. and its subsidiaries (the "Company" or "Satellink") in accordance with rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, certain information and footnote disclosures usually found in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management of the Company, all adjustments (consisting only of normal recurring adjustments, except ads disclosed herein) considered necessary for a fair presentation of the consolidated financial statements have been included. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Examples include provisions for bad debts, carrying values, and useful lives assigned to goodwill and other long-lived assets and accruals. Actual results could differ from those estimates. These interim condensed consolidated financial statements should be read in conjunction with the annual financial statements of Satellink and the notes thereto.

  Any increases in the Company's growth rate, shortfalls in anticipated revenues, increases in anticipated expenses, increases in the number of subscribers acquired, or significant acquisition opportunities could have a material adverse effect on the Company's liquidity and capital resources and would require the Company to raise additional capital from public or private equity or debt sources in order to finance operating losses, anticipated growth, and contemplated capital expenditures. If such sources of financing are insufficient or unavailable, the Company will be required to modify its growth and operating plans in accordance with the extent of available funding and attempt to attain profitability in its existing markets. The Company may need to raise additional funds in order to take advantage of unanticipated opportunities, such as acquisitions of complementary business or the development of new products, or otherwise respond to unanticipated competitive pressures. There can be no assurance that the Company will be able to raise any such capital on terms acceptable to the Company or at all.

2. POOLING OF INTERESTS ACQUISITIONS

  Effective December 8, 1998, the Company acquired all of the outstanding shares of Cape Fear Companies in exchange for 2,533,893 shares of common stock of Cape Fear Paging Company, Cape Fear Paging Company of North Carolina, and CF Paging Corporation (collectively, "Cape Fear Companies"). The transactions were accounted for as pooling of interests. Prior to Cape Fear Companies' merger with Satellink, Cape Fear Companies reported on a calendar year basis ending December 31. In accordance with the SEC's rules and interpretations, Cape Fear Companies' financial statements for the 12-month period ending September 30, 1997 and 1998 have been combined with the Company's financial statements for the fiscal year 1997 and 1998, respectively. The condensed consolidated financial statements have been restated for all periods presented to include the operations of the acquired entities accounted for as a pooling of interests.

  For the three months ended October 31, 1998, Cape Fear Companies' financial position and operating results were restated to coincide with the Company's quarter ended October 31, 1998. As a result of this restatement, Cape Fear Companies' results of operations for the months of August 1998 and September 1998 have been included in both fiscal 1998 and the three months ended October 31, 1998. Cape Fear Companies' revenues, operating expenses, and net loss for these two months were approximately 2,736,514, 2,558,114, and 120,994, respectively.

3. NEW ACCOUNTING PRONOUNCEMENT

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the way business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related

                        SATELLINK COMMUNICATIONS, INC.

                               AND SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

4. NET INCOME (LOSS) PER SHARE

  Net income (loss) per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Earnings per share is presented using the two class method. Earnings attributable to each class of common stock are allocated between each class of stock based on the extent to which each class shares in the Company's earnings. The Company's Class A and Class B common shareholders share in dividends at a 1:84.5 ratio. In the first quarter of fiscal 1998, the final outstanding shares of Class B common stock were converted to Class A common stock. Consequently, only Class A earnings per share for the 3 months ended October 31, 1998 are presented.

  Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period and does not include any other potentially dilutive securities. Diluted net income per share gives effect to all potentially dilutive securities. The Company's Series A convertible preferred stock, Series C redeemable convertible preferred stock, stock options, and stock warrants are potentially dilutive securities. In the three months ended October 31, 1997 and 1998, dilutive securities were diluted and therefore included in diluted net income per share. A reconciliation of basic net income per share to diluted net income per share follows:

                                                        Class A
                         ----------------------------------------------------------------------
                                      For the Three-Month Period Ended October 31
                         ----------------------------------------------------------------------
                                        1997                                1998
                         ----------------------------------- ----------------------------------
                           Net        Weighted    Net Income   Net       Weighted    Net Income
                          Income   Average Shares Per Share   Income  Average Shares Per Share
                         --------  -------------- ---------- -------- -------------- ----------
Basic net income........ $684,648    5,486,730      $ 0.12   $863,571   5,588,292      $0.15
Preferred stock
 dividends..............  109,470          --          --     109,580         --        0.01
Change of allocation
 basis due to dilutive
 securities.............      285          --          --         --          --         --
Dilutive securities:
  Series A convertible
   preferred stock......      --       621,920         --         --      621,920      (0.01)
  Series C redeemable
   convertible preferred
   stock................      --       953,995       (0.01)       --      953,995      (0.01)
  Stock options.........      --       108,135         --         --      150,663        --
  Stock warrants........      --       905,916       (0.01)       --      986,130      (0.02)
                         --------    ---------      ------   --------   ---------      -----
Diluted net income...... $794,403    8,076,696      $ 0.10   $973,151   8,301,000      $0.12
                         ========    =========      ======   ========   =========      =====
                                                        Class B
                         ----------------------------------------------------------------------
                                      For the Three-Month Period Ended October 31
                         ----------------------------------------------------------------------
                                        1997                                1998
                         ----------------------------------- ----------------------------------
                           Net        Weighted    Net Income   Net       Weighted    Net Income
                          Income   Average Shares Per Share   Income  Average Shares Per Share
                         --------  -------------- ---------- -------- -------------- ----------
Basic net income........ $    815           77      $10.58        N/A         N/A        N/A
Preferred stock
 dividends..............      110          --        (2.27)       --          --         --
Change of allocation
 basis due to dilutive
 securities.............     (285)         --          --         --          --         --
                         --------    ---------      ------   --------   ---------      -----
Diluted net income...... $    640           77      $ 8.31        N/A         N/A        N/A
                         ========    =========      ======   ========   =========      =====

                        SATELLINK COMMUNICATIONS, INC.

                               AND SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  On February 4, 1998, the SEC released Staff Accounting Bulletin ("SAB") No. 98, "Computation of Earnings Per Share." SAB No. 98 requires the retroactive inclusion of nominal issuances of common stock and common stock equivalents in earnings per share calculations for all periods presented and precludes the use of the treasury stock method for these issuances. Management believes that all issuances of common stock and stock options have been made at the current market value at the time of issuance and that there have been no nominal issuances.

5. COMPREHENSIVE INCOME

  In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income represents the change in equity of a business during a period, except for investments by owners and distributions. Unrealized gains adjustments represent the Company's only component of other comprehensive income. These unrealized gains are considered immaterial for all periods presented.

6. INCOME TAXES

  The income tax provisions for the quarters ended October 31, 1997 and 1998 represent income tax expenses associated with the operations of Cape Fear Paging Company, a C corporation. Prior to Cape Fear Companies' merger with Satellink, one of the Cape Fear Companies (Cape Fear Paging Company of North Carolina) had elected to be treated as an S corporation, which is not subject to corporate-level federal income tax. The remaining members of the Cape Fear Companies were C corporations, which were subject to federal income tax.

  No net income tax provision was recorded by Satellink or CF Paging Corporation, as their taxable income was fully offset by net operating losses ("NOLs") generated in prior periods. Valuation allowances recorded against these NOLs were reversed to reflect their utilization.

7. STOCK SPLIT

  On September 17, 1998, the Company effected a 1.3-for-one split. All share and per share amounts have been retroactively adjusted to give effect to this split.

8. AMENDMENT TO CREDIT FACILITY

  On October 13, 1998, the Company amended the New Credit Facility to increase its Revolver from $32 million to $40 million and the Term Loan from $8 million to $15 million.

9. SUBSEQUENT EVENTS

  In the second quarter of the Company's fiscal year ended 1999, the Company is planning an offering of its common stock to repay outstanding indebtedness under the Company's Credit Facility with Creditanstalt and to redeem all shares of its Series D Preferred Stock outstanding (the "Offering"). The Company plans to issue 4,000,000 shares of its common stock (approximately 600,000 shares if the underwriters' overallotment option is exercised in full) in the Offering. There can, however, be no assurance that the Offering can be completed. There are significant potential risks associated with this Offering as well as the Company's ability to compete profitably in this industry. See the "Risk Factors" section (pages 8 to 20) in the foregoing Prospectus related to the proposed Offering for a discussion of these risks.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of Hyde's Stay in Touch, Inc.

  I have audited the accompanying Balance Sheets of Hyde's Stay in Touch, Inc. as of December 31, 1997 and 1996 and the related Statements of Income, Retained Earnings and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

  I conducted my audits in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

  In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hyde's Stay in Touch, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

James N. Rachel

          /s/ JAMES N. RACHEL
By___________________________________

Shreveport, Louisiana
February 23, 1998

                           HYDE'S STAY IN TOUCH, INC.

                                 BALANCE SHEETS

                        AS OF DECEMBER 31, 1997 AND 1996

                                                       December 31, December 31,
                                                           1997         1996
                                                       ------------ ------------
                        ASSETS
Current Assets:
  Cash................................................  $  119,684   $  124,550
  Investments--Trading securities.....................     843,982      434,282
  Accounts receivable.................................     581,074      444,877
  Inventory...........................................     279,686      356,646
  Prepaid expenses....................................       2,950        4,725
                                                        ----------   ----------
    Total Current Assets..............................   1,827,376    1,365,080
Property and Equipment, net...........................     891,434      758,352
Other Assets:
  Loan fees, net......................................       3,334        5,834
  Deposits............................................       3,730        2,730
  Due from Budget Phone, Inc..........................     358,592      225,332
                                                        ----------   ----------
    Total Other Assets................................     365,656      233,896
                                                        ----------   ----------
TOTAL ASSETS..........................................  $3,084,466   $2,357,328
                                                        ==========   ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable....................................  $  100,659   $  190,063
  Accrued expenses....................................      11,504       11,694
  Current maturity of long term debt..................     544,924      566,426
                                                        ----------   ----------
    Total Current Liabilities.........................     657,087      768,183
Long Term Liabilities:
  Long term debt, excluding current portion...........   1,430,992      199,362
                                                        ----------   ----------
    Total Liabilities.................................   2,088,079      967,545
Commitments and Contingencies (Note H and I)
Stockholders' Equity:
  Common stock........................................         706        1,000
  Retained earnings...................................     995,681    1,388,783
                                                        ----------   ----------
    Total Stockholders' Equity........................     996,387    1,389,783
                                                        ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $3,084,466   $2,357,328
                                                        ==========   ==========

                  See Accompanying Notes and Auditor's Report.

                           HYDE'S STAY IN TOUCH, INC.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                           Fiscal Year Ended
                                                             December 31,
                                                         ----------------------
                                                            1997        1996
                                                         ----------  ----------
Revenues
  Fees and airtime, net of returns & allowances......... $3,859,167  $3,363,014
  Pager, hardware, and accessory sales..................    926,867     874,920
  Dealer airtime........................................    373,984     331,712
  Dealer hardware sales.................................    224,902      68,768
  Trade income..........................................     40,615      41,325
                                                         ----------  ----------
    Total Revenues......................................  5,425,535   4,679,739
Cost of Products Sold................................... (1,299,809)   (998,243)
                                                         ----------  ----------
                                                          4,125,726   3,681,496
Operating Expenses
  General and administrative............................  1,711,269   1,853,618
  Selling and marketing.................................    277,068     235,806
  Depreciation and amortization.........................    224,865     200,560
  Service, rent & maintenance...........................    515,169     492,235
                                                         ----------  ----------
    Total Operating Expenses............................  2,728,371   2,782,219
                                                         ----------  ----------
Income From Operations..................................  1,397,355     899,277
Other Income (Expense)
  Interest income.......................................     37,378      28,188
  Unrealized gain (loss) on investment..................     72,365      (3,760)
  Other income..........................................     17,144      26,311
  Rent income...........................................      7,560       2,720
  Gain (loss) on sale of assets.........................        --          --
  Interest expense......................................    (40,904)    (34,775)
                                                         ----------  ----------
    Total Other Income (Expense)........................     93,543      18,684
                                                         ----------  ----------
Net Income.............................................. $1,490,898  $  917,961
                                                         ==========  ==========

                  See Accompanying Notes and Auditor's Report.

                           HYDE'S STAY IN TOUCH, INC.

                        STATEMENTS OF RETAINED EARNINGS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                          Fiscal Year Ended
                                                             December 31,
                                                        -----------------------
                                                           1997         1996
                                                        -----------  ----------
Beginning Retained Earnings............................ $ 1,388,783  $1,041,901
Net Income.............................................   1,490,898     917,961
Stockholder Distributions..............................    (416,413)   (571,079)
Retirement of Treasury Stock...........................  (1,467,587)        --
                                                        -----------  ----------
Ending Retained Earnings............................... $   995,681  $1,388,783
                                                        ===========  ==========

                  See Accompanying Notes and Auditor's Report.

                           HYDE'S STAY IN TOUCH, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                         Fiscal Year Ended
                                                            December 31,
                                                       -----------------------
                                                          1997         1996
                                                       -----------  ----------
Cash Flow From Operating Activities:
 Net income........................................... $ 1,490,898  $  917,961
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Unrealized (gain) loss on investments..............     (72,365)      3,760
   Amortization.......................................       2,500       2,500
   Depreciation.......................................     222,365     198,060
  (Increase) Decrease in:
   Accounts receivable................................    (136,197)    (62,379)
   Inventory..........................................      76,960     (91,505)
   Prepaid expenses...................................       1,775       2,251
   Rental deposits....................................      (1,000)        --
  Increase (Decrease) in:.............................
   Accounts payable...................................     (89,404)    165,880
   Accrued expenses...................................        (190)    (16,165)
                                                       -----------  ----------
    Net Cash Provided (Used) by Operating Activities..   1,495,342   1,120,363
Cash Flows From Investing Activities:
 Acquisition of fixed assets..........................    (478,991)   (250,764)
 Sale of fixed assets.................................     123,543       4,524
 Purchases of trading securities......................    (337,335)   (321,811)
                                                       -----------  ----------
    Net Cash Provided (Used) by Investing Activities..    (692,783)   (568,051)
Cash Flows From Financing Activities:
 Principal reduction of debt..........................    (566,434)   (127,689)
 Loan proceeds........................................   1,776,562     430,191
 Stockholder distributions............................    (416,413)   (571,079)
 Advance to Budget Phone, Inc.........................    (133,260)   (225,332)
 Stock redemption.....................................  (1,467,880)        --
                                                       -----------  ----------
    Net Cash Provided (Used) by Financing Activities..    (807,425)   (493,909)
                                                       -----------  ----------
Net (Decrease) Increase In Cash.......................      (4,866)     58,403
Beginning Cash........................................     124,550      66,147
                                                       -----------  ----------
Ending Cash........................................... $   119,684  $  124,550
                                                       ===========  ==========

                  See Accompanying Notes and Auditor's Report.

                          HYDE'S STAY IN TOUCH, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations

  The Company was organized in 1988 and is licensed by the Federal Communications Commission (FCC) as a private paging carrier. It specializes in one-way communications through a networking of UHF and VHF MHz frequencies. The business provides state of the art paging and voicemail services to over 38,000 subscribers. The Company's coverage area includes eastern Texas, all of the State of Louisiana and portions of Mississippi.

Accounting Method

  The accrual method of accounting is used for both financial and income tax reporting purposes.

Cash and Marketable Securities

  For purposes of the financial statements of cash flows, the Company considers cash in operating bank accounts and cash on hand as cash.

  The Company's marketable securities that are bought and held primarily for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Concentration of Credit Risk

  The Company occasionally maintains deposits in excess of federally insured limits. Statement of Financial Accounting Standards No. 105 identifies this as a concentration of credit risk requiring disclosure, regardless of the degree of risk. The risk is managed by maintaining all deposits in high quality financial institutions.

Accounts Receivable

  All accounts receivable at December 31, 1997 and 1996 are considered by management to be collectible and therefore no allowance for bad debts was deemed necessary.

Inventories

  Inventories consist of pagers, which are valued at the lower of market, with cost determined on a first-in, first-out basis.

Loan Fees

  The Company is amortizing a SBA loan fee of $12,502 over sixty months. At December 31, 1997, sixteen months remained to be amortized.

                          HYDE'S STAY IN TOUCH, INC.

                          DECEMBER 31, 1997 AND 1996


Property and Equipment

  Property and equipment are recorded at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

  Depreciation and amortization have been provided using the straight-line method over the useful lives of the assets as follows:

   Office furniture and fixtures....................................    10 years
   Vehicles.........................................................     3 years
   Leased equipment.................................................     3 years
   Machinery and equipment..........................................  5-10 years
   Leasehold improvements........................................... 10-40 years

  Leased equipment consists of pagers, which are leased to customers on a monthly basis.

  These pagers are added to a leased pool on an accrual basis. The pool is then depreciated over a three-year period.

  Depreciation for the years ended December 31, 1997 and 1996 was $222,365 and $198,060, respectively.

Revenue Recognition

  Revenue is recognized when services are provided.

Income Taxes

  Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as an "S" corporation. Under such election, the Company's federal taxable income or loss and tax credits are passed through to the individual stockholders.

NOTE B: INVESTMENTS IN MARKETABLE SECURITIES

  Investments in marketable securities classified as trading securities are summarized as follows at December 31, 1997:

                                                  Gross      Gross
                                                Unrealized Unrealized
                                                   Gain       Loss    Fair Value
                                                ---------- ---------- ----------
   Eaton Vance Municipals......................  $ 8,898     $  --     $135,704
   Oppenheimer Value Fund......................    8,889        --      113,229
   Oppenheimer Income Fund.....................   33,964        --      261,517
   John Hancock Bank Fund......................   27,137        --       81,575
   Eaton Vance Growth Fund.....................    1,511        --       51,511
   Franklin Templeton Mutual...................      --       8,034     200,446
                                                 -------     ------    --------
                                                 $80,399     $8,034    $843,982
                                                 =======     ======    ========

                          HYDE'S STAY IN TOUCH, INC.

                          DECEMBER 31, 1997 AND 1996


  Investments in marketable securities classified as trading securities are summarized as follows at December 31, 1996:

                                                  Gross      Gross
                                                Unrealized Unrealized
                                                   Gain       Loss    Fair Value
                                                ---------- ---------- ----------
   Eaton Vance Municipals......................   $  --      $2,066    $120,339
   Oppenheimer Value Fund......................    1,106        --       52,466
   Oppenheimer Income Fund.....................      --       5,585     208,101
   John Hancock Bank Fund......................    2,785        --       53,376
                                                  ------     ------    --------
                                                  $3,891     $7,651    $434,282
                                                  ======     ======    ========

NOTE C: ACCOUNTS RECEIVABLE

  Accounts Receivable consist of the following:

                                                                1997     1996
                                                              -------- --------
   Accounts Receivable Trade................................. $488,882 $390,780
   Trade Out Receivables.....................................   22,562   13,247
   Accounts Receivable Employees.............................   69,630   40,850
                                                              -------- --------
                                                              $581,074 $444,877
                                                              ======== ========

NOTE D: INVENTORIES

  Inventories consist of various types of pagers held in each of the various business locations the Company operates. The total value at lower of cost or market at December 31, 1997 and 1996 was $279,686 and $356,646, respectively.

NOTE E: PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                             1997       1996
                                                          ---------- ----------
     Office furniture and fixtures....................... $   45,309 $   39,805
     Vehicles............................................     13,423     13,423
     Leased equipment....................................    637,571    577,492
     Machinery and equipment.............................  1,193,557    920,556
     Leasehold improvements..............................     56,509     39,647
                                                          ---------- ----------
                                                           1,946,369  1,590,923
     Less: Accumulated depreciation......................  1,054,935    832,571
                                                          ---------- ----------
                                                          $  891,434 $  758,352
                                                          ========== ==========

                          HYDE'S STAY IN TOUCH, INC.

                          DECEMBER 31, 1997 AND 1996


NOTE F: PREPAID EXPENSES

  Prepaid expenses consist of the following:

                                                                    1997   1998
                                                                   ------ ------
     Prepaid Insurance............................................ $2,950 $4,725
                                                                   ====== ======

NOTE G: ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                                  1997    1996
                                                                 ------- -------
     Interest payable........................................... $ 4,934 $   767
     Sales tax payable..........................................   6,153   9,652
     Payroll tax payable........................................     417   1,275
                                                                 ------- -------
                                                                 $11,504 $11,694
                                                                 ======= =======

NOTE H: LEASE COMMITMENTS

  The Company leases building facilities and an auto under agreements which have been classified as operating leases.

  Future lease commitments under operating leases at December 31, 1997 are as follows:

    Years Ending                                                       Operating
    December 31                                                         Leases
    ------------                                                       ---------
     1998............................................................. $ 87,453
     1999.............................................................   66,797
     2000.............................................................   51,225
     2001.............................................................    9,990
     2002.............................................................    5,960
                                                                       --------
   Total minimum lease payments....................................... $221,425
                                                                       ========

  Future lease commitments under capital leases at December 31, 1996 are as follows:

    Years Ending                                                       Operating
    December 31                                                         Leases
    ------------                                                       ---------
     1997............................................................. $ 63,114
     1998.............................................................   87,453
     1999.............................................................   66,797
     2000.............................................................   51,225
     2001.............................................................    9,990
                                                                       --------
   Total minimum lease payments....................................... $278,579
                                                                       ========

  The Company rents space on several transmission towers throughout its coverage area. Many of the rentals are verbal and on a month to month basis. Industry standard is sixty days notice to vacate.

                           HYDE'S STAY IN TOUCH, INC.

                           DECEMBER 31, 1997 AND 1996

  Total rental expense on the operating leases for the years ended December 31, 1997 and 1996 was $174,377 and $156,778, respectively.

NOTE I: LONG TERM DEBT

  Long term debt consists of the following:

                                                            1997       1996
                                                         ----------  ---------
  Note payable to Commercial National Bank in
   Shreveport, Louisiana, a $300,000 revolving line of
   credit maturing May 31, 1997, at a variable interest
   rate. This note is collateralized by accounts
   receivable and personal guaranty of Robert D. Hyde,
   Jr. ................................................. $  150,000  $ 285,000

  Note payable to Commercial National Bank in
   Shreveport, Louisiana, payable in monthly
   installments of $13,180 including interest at 8.00%
   through March 27, 1999. This note is a U.S. Small
   Business Administration loan and is collateralized by
   equipment, inventory, accounts receivable, and
   personal guaranty of Robert D. Hyde, Jr. ............    199,354    335,597

  Note payable to the Estate of Shirley Ann Gunstream
   Hyde, dated December 31, 1997, payable with interest
   at 8.00% on December 31, 1998........................    187,732    145,191

  Note payable to Danny Hagen Gunstream Trust, payable
   in monthly installments of $9,278.90 including
   interest at 8.00% through February 10, 2013. The note
   is secured by the personal guaranty of R. Daniel
   Hyde, Jr. The note can be accelerated under certain
   conditions of the sale of company stock..............    970,950        --
  Note payable to the congregation of St. John's Roman
   Catholic Church of
   Caddo Parish, Louisiana, payable in monthly
   installments of $5,676.88 including interest at 8.00%
   through November 10, 2007............................    467,880        --
                                                         ----------  ---------
  Total long term debt..................................  1,975,916    765,788
  Current portion.......................................   (544,924)  (566,426)
                                                         ----------  ---------
  Long term portion..................................... $1,430,992  $ 199,362
                                                         ==========  =========


  The interest expense for the years ended December 31, 1997 and 1996 was $40,904 and $34,775, respectively.

  Maturities of the notes for each of the five years succeeding December 31 are as follows:

      Year                                                       1997     1996
      ----                                                     -------- --------
      1st..................................................... $544,924 $566,426
      2nd.....................................................  123,538  147,542
      3rd.....................................................   77,860   51,820
      4th.....................................................   84,125      --
      5th.....................................................   91,110      --
                                                               -------- --------
                                                               $921,557 $765,788
                                                               ======== ========

                          HYDE'S STAY IN TOUCH, INC.

                          DECEMBER 31, 1997 AND 1996


NOTE J: CAPITAL STOCK

  The capital stock consists of 1,000 authorized shares of no par value common stock. At December 31, 1996 there were 100 shares outstanding of which 50 were held by Mr. R. Daniel Hyde, Jr. and 50 by the Estate of Shirley Hyde. Mr. Hyde is the executor of the estate. In her will, Mrs. Hyde made bequeaths to St. John's Catholic Church and to the Hagen Gunstream Trust. On December 19, 1997 these gifts were transferred from the estate to the donees in the form of
29.36 shares of stock of Hyde's Stay In Touch, Inc., valued at $50,000 per share as determined by an independent valuation. Simultaneous with the transfer, the stock was redeemed by the Company as treasury stock to be retired. The stock redemption resulted in corporate notes to the donees as set forth in Note I. At December 31, 1997 there were 70.64 shares of stock issued and outstanding.

NOTE K: RELATED PARTY TRANSACTIONS

  Payments made by the Company to the stockholders during the year were charged to wages, administration fees, or stockholder distributions. The note payable to the Estate of Shirley Ann Gunstream Hyde was established to equalize stockholders' distributions. The amount of the note represents the Estate's portion of the unfunded stockholders distributions at December 31, 1997 and 1996 which was $187,732 and $145,191, respectively. Except as set forth in Note G there were no receivables from nor payables to the stockholders at December 31, 1997 or 1996.

  The Company's sole surviving stockholder owns the majority of the stock of Budget Phone, Inc. Advances to Budget Phone, Inc. by the Company totaled $358,592 and $225,332 at December 31, 1997 and 1996, respectively.

NOTE L: CASH FLOW INFORMATION

  The total interest paid for cash flow purposes for the years ended December 31, 1997 and 1996 was $30,954 and $34,008, respectively.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following unaudited pro forma consolidated statement of operations for the three months ended October 31, 1998 has been prepared by adjusting Satellink's unaudited historical results of operations for that period to give effect to the sale and issuance of 4,000,000 shares of Common Stock at an estimated initial offering price of $10.00 per share (the "Offering") as if it had occurred on August 1, 1997.

  The unaudited pro forma consolidated statement of operations for the year ended July 31, 1998 has been prepared by combining Satellink's audited historical results of operations for the year ended July 31, 1998, which includes Hyde's Stay In Touch, Inc. ("Hyde's") results of operations for the period May 1, 1998 through July 31, 1998, with Hyde's unaudited historical results of operations for the nine months ended April 30, 1998 (Acquisition date). The unaudited pro forma consolidated statement of operations for the year ended July 31, 1998 has been adjusted to give effect to the acquisition of Hyde's, including the increase in the Revolving Credit Facility and issuance of a promissory note, which totaled in the aggregate approximately $12.2 million and the Offering as if they had occurred on August 1, 1997.

  This unaudited pro forma consolidated financial information is prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the transactions been consummated at the beginning of the periods presented. The unaudited pro forma consolidated financial information should be read in conjunction with "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Consolidation and Results of Operations" and the consolidated financial statements of Satellink and Hyde's and related notes thereto included elsewhere in the Prospectus.

  The pro forma financial statements are based upon available information and certain assumptions that management believes are reasonable. Final adjustments may differ from the pro forma adjustments herein.

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE THREE MONTHS ENDED OCTOBER 31, 1998

                                                                   Pro Forma
                                                  Pro Forma      Consolidated
                                 Satellink        Offering      As Adjusted For
                            Communications, Inc. Adjustments     The Offering
                            -------------------- -----------    ---------------
Revenues:
  Services, rent, and
   maintenance............      $10,812,819       $     --        $10,812,819
  Product sales...........          835,266             --            835,266
                                -----------       ---------       -----------
    Total revenues........       11,648,085             --         11,648,085
  Cost of products sold...         (643,836)            --           (643,836)
                                -----------       ---------       -----------
    Net revenues..........       11,004,249             --         11,004,249
Operating expenses:
  Services, rent, and
   maintenance............        4,209,098             --          4,209,098
  Selling and marketing...        1,529,423             --          1,529,423
  General and
   administrative.........        1,883,630             --          1,883,630
  Engineering.............          418,461             --            418,461
  Depreciation and
   amortization...........        1,349,982             --          1,349,982
                                -----------       ---------       -----------
    Total operating
     expenses.............        9,390,594             --          9,390,594
                                -----------       ---------       -----------
Operating income..........        1,613,655             --          1,613,655
                                -----------       ---------       -----------
Other income (expenses):
   Other income...........          242,184             --            242,184
   Interest expense.......       (1,204,726)        747,300 (a)      (457,426)
   Amortization of stock
    warrants..............          526,413        (526,413)(b)           --
   Minority interest......              --              --                --
                                -----------       ---------       -----------
    Total other income
     (expense)............         (436,129)        220,887          (215,242)
                                -----------       ---------       -----------
Income before income tax
 provision................        1,177,526         220,887         1,398,413
Income tax provision......          (59,748)       (471,649)(c)      (531,397)
                                -----------       ---------       -----------
Net income (loss).........        1,117,778        (250,762)          867,016
Preferred stock
 dividends................          254,207        (254,207)(d)           --
                                -----------       ---------       -----------
Net income (loss)
 attributable to common
 shareholders.............      $   863,571       $   3,445       $   867,016
                                ===========       =========       ===========
Basic earnings per share..      $      0.15                       $      0.08
Diluted earnings per
 share....................             0.12                              0.07
Weighted average number of
 common shares
 outstanding--basic(e)....        5,588,296                        11,164,220
Weighted average number of
 common shares
 outstanding--diluted(f)..        8,301,000                        12,312,848

--------
Offering Adjustments:

(a) Reflects reduction of interest expense related to the pay off of outstanding long-term debt from the proceeds of the offering at the Company's blended historical rate of 9.40%.

(b) Reflects the elimination of the warrant amortization as the put feature is contractually eliminated upon completion of an initial public offering.

(c) Reflects income tax effect, using an effective rate of 38%, related to the Company's pro forma results of operations. Pro forma results of operations do not include any impact from changes in the valuation reserve which has been recorded against net operating loss carryforwards historically incurred by the Company since recognition of the Company's deferred tax asset is a material nonrecurring credit which results directly from the Offering. Upon completion of the initial public offering and application of the proceeds to repay certain debt, management believes that is more likely than not that the deferred tax asset will be realized. Consequently, management anticipates recognizing its deferred tax asset in its historical results of operations within the next 12 months.

(d) Reflects a decrease of $87,501 in dividends related to the conversion of Series C Preferred Stock which is automatically converted to Common Stock in the event of an initial public offering and a decrease of $22,080 related to the conversion of Series A Preferred Stock which the Company intends to convert into Common Stock in connection with the initial public offering and the decrease of $144,626 in dividends and accretion of equity issued related to the redemption of Series D Preferred Stock which is required to be redeemed in the event of an initial public offering. The Company expects to incur a loss of approximately $877,065 upon redemption of the Series D Preferred Stock. This loss has been excluded from the pro forma results of operations for the three months ended October 31, 1998.

(e) Basic weighted average common shares outstanding are comprised of the following for each class of common stock:

                                                                    Class A
                                                                   ----------
     Weighted average shares outstanding prior to initial public offering....................................................  5,588,296
     Conversion of Series A Convertible Preferred Stock...........    621,920
     Conversion of Series C Convertible Preferred Stock...........    954,004
     Issuance of common shares from the initial public offering...  4,000,000
                                                                   ----------
     Pro forma weighted average shares outstanding................ 11,164,220
                                                                   ==========

(f) Diluted net income per share differs from basic earnings per share only for periods in which earnings are positive. Weighted average common shares outstanding for diluted net income per share consists of the following:

                                                                       Class A
                                                                      ----------
     Pro forma weighted average common shares outstanding............ 11,164,220
     Effect of dilutive stock options and warrants...................  1,148,628
                                                                      ----------
     Pro forma weighted average common shares outstanding............ 12,312,848
                                                                      ==========

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED JULY 31, 1998

                                       Historical                                                              Pro Forma
                          ------------------------------------  Pro Forma                    Pro Forma       Consolidated
                               Satellink       Hyde's Stay In  Acquisition     Pro Forma     Offering       As Adjusted For
                          Communications, Inc. Touch, Inc. (a) Adjustments    Consolidated  Adjustments      The Offering
                          -------------------- --------------- -----------    ------------  -----------     ---------------
Revenues:
 Services, rent, and
  maintenance...........      $37,338,780        $3,300,323     $     --      $40,639,103   $      --         $40,639,103
 Product sales..........        2,322,688         1,063,509           --        3,386,197          --           3,386,197
                              -----------        ----------     ---------     -----------   ----------        -----------
  Total revenues........       39,661,468         4,363,832           --       44,025,300          --          44,025,300
 Cost of products sold..        1,514,984         1,168,955           --        2,683,939          --           2,683,939
                              -----------        ----------     ---------     -----------   ----------        -----------
  Net revenues..........       38,146,484         3,194,877           --       41,341,361          --          41,341,361
Operating expenses:
 Services, rent, and
  maintenance...........       15,600,359           323,773           --       15,924,132          --          15,924,132
 Selling and marketing..        4,764,265           208,676           --        4,972,941          --           4,972,941
 General and
  administrative........        7,331,578         1,230,554      (378,000)(b)   8,184,132          --           8,184,132
 Engineering............        1,161,827               --            --        1,161,827          --           1,161,827
 Depreciation and
  amortization..........        5,130,377           193,376       469,143 (c)   5,792,896          --           5,792,896
 Fixed asset
  impairment............          833,996               --            --          833,996          --             833,996
                              -----------        ----------     ---------     -----------   ----------        -----------
  Total operating
   expenses.............       34,822,402         1,956,379        91,143      36,869,924          --          36,869,924
                              -----------        ----------     ---------     -----------   ----------        -----------
Operating income (loss)         3,324,082         1,238,498       (91,143)      4,471,437          --           4,471,437
                              -----------        ----------     ---------     -----------   ----------        -----------
Other income (expenses):
 Other income...........          702,850           269,647           --          972,497          --             972,497
 Interest expense.......       (3,831,924)          (69,701)     (885,960)(d)  (4,787,585)   3,084,600 (e)     (1,702,985)
 Accretion of stock
  warrants..............         (449,795)              --            --         (449,795)     449,795 (f)            --
 Minority interest......           (7,740)              --            --           (7,740)         --              (7,740)
                              -----------        ----------     ---------     -----------   ----------        -----------
  Total other income
   (expense)............       (3,586,609)          199,946      (885,960)     (4,272,623)   3,534,395           (738,228)
                              -----------        ----------     ---------     -----------   ----------        -----------
Income before income tax
 provision..............         (262,527)        1,438,444      (977,103)        198,814    3,534,395          3,733,209
Income tax provision....         (629,989)              --            --         (629,989)    (788,630)(g)     (1,418,619)
                              -----------        ----------     ---------     -----------   ----------        -----------
Net income (loss).......         (892,516)        1,438,444      (977,103)       (431,175)   2,745,765          2,314,590
Preferred stock
 dividends..............          630,917               --            --          630,917     (630,917)(h)            --
                              -----------        ----------     ---------     -----------   ----------        -----------
Net income (loss)
 attributable to common
 shareholders...........      $(1,523,433)       $1,438,444     $(977,103)    $(1,062,092)  $3,376,682        $ 2,314,590
                              ===========        ==========     =========     ===========   ==========        ===========

                                       Historical                                                      Pro Forma
                          ------------------------------------  Pro Forma                Pro Forma   Consolidated
                               Satellink       Hyde's Stay In  Acquisition  Pro Forma    Offering   As Adjusted For
                          Communications, Inc. Touch, Inc. (a) Adjustments Consolidated Adjustments  The Offering
                          -------------------- --------------- ----------- ------------ ----------- ---------------
Pro forma income (loss)
 attributable to common
 shareholders(i):
 Class A common stock...       (1,522,923)                                                             2,314,590
 Class B common stock...             (510)                                                                    --
Basic earnings per
 share:
 Class A common stock...            (0.27)                                                                  0.21
 Class B common stock...           (23.18)                                                                    --
Diluted earnings per share:
 Class A common stock...            (0.27)                                                                  0.19
 Class B common stock...           (23.18)                                                                    --
Weighted average number
 of common shares
 outstanding--basic(j):
 Class A common stock...        5,545,168                                                             11,122,951
 Class B common stock...               22                                                                     --
Weighted average number
 of common shares
 outstanding--
 diluted(k):
 Class A common stock...        5,545,168                                                             12,258,045
 Class B common stock...               22                                                                     --

--------
Acquisition Adjustments:

(a) Historical amounts related to the Hyde's Acquisition in the pro forma statement of operations for the year ended July 31, 1998 have been derived from Hyde's unaudited financial statements for the nine months ended April 30, 1998 (the acquisition date), which are not included in the prospectus. Financial information for the period May 1, 1998 through July 31, 1998 for Hyde's is included in the historical amounts for Satellink.

(b) Reflects a reduction in distributions, reflected as expense, to the owner of Hyde's who received S corporation distributions to pay taxes related to ownership. The owner salary remains as expense in the pro forma statement of operations.

(c) Reflects additional depreciation and amortization expense associated with the increase in the basis of the acquired assets to fair market value at the date of acquisition for Hyde's Stay In Touch Inc. Amounts allocated to customer base, FCC licenses, covenant not to compete, goodwill and equipment in connection with the acquisition will be amortized over five, ten, two, thirty and ten years, respectively.

(d) Reflects the increase in interest expense attributable to borrowings used to affect the Hyde's Acquisition at an estimated interest rate of (9.66%-- LIBOR + 4%), which represents the Company's interest rate at the time of the consummation of the Hyde's Acquisition.

Offering Adjustments:

(e) Reflects reduction of interest expense related to the pay off of outstanding long-term debt from the proceeds of the offering at the Company's blended historical rate of 9.70%.

(f) Reflects the elimination of the warrant accretion as the put feature is contractually eliminated upon completion of an initial public offering.

(g) Reflects income tax effect, using an effective rate of 38%, related to the Company's pro forma results of operations. Pro forma results of operations do not include any impact from changes in the valuation reserve which has been recorded against net operating loss carryforwards historically incurred by the Company since recognition of the Company's deferred tax asset is a material nonrecurring credit which results directly from the Offering and the Hyde's Acquisition. Upon completion of the offering, and application of the proceeds to repay certain debt, management believes that it is more likely than not that the deferred tax asset will be realized. Consequently, management anticipates recognizing its deferred tax asset in its historical results of operation within the next 12 months.

(h) Reflects decrease of $350,000 in dividends related to the conversion of Series C Convertible preferred stock which is automatically converted to common stock in the event of an initial public offering, a decrease of $88,084 related to the conversion of Series A Convertible preferred stock which the Company intends to convert into common stock in connection with the initial public offering, and the decrease of $192,833 related to the redemption of Series D redeemable preferred stock with the proceeds from the initial public offering.

(i) The Company is required to present earnings per share for each class of outstanding common stock. Net income attributable to Class A and Class B shareholders is allocated between each class based on the extent to which each class shares in the Company's earnings. Class A and Class B shareholders share in earnings at a 1:84.5 ratio.

(j) Basic weighted average common shares outstanding are comprised of the following for each class of common stock:

                                                       Class A     Class B
                                                      ---------- ------------
     Weighted average shares outstanding prior to
      initial public offering........................  5,545,168      22
     Conversion of Class B common stock..............      1,859     (22)
     Conversion of Series A preferred stock..........    621,920       0
     Conversion of Series C preferred stock..........    954,004       0
     Issuance of common stock in the initial public
      offering.......................................  4,000,000       0
                                                      ----------     ---
     Pro forma weighted average shares outstanding... 11,122,951       0
                                                      ==========     ===
(k) Diluted earnings per share differs from basic earnings per share only for periods in which earnings are positive. Weighted average common shares outstanding for diluted net income per share consists of the following:

                                                       Class A
                                                      ----------
     Pro forma weighted average common shares
      outstanding.................................... 11,122,951
     Effect of dilutive stock options and warrants...  1,135,094
                                                      ----------
     Pro forma weighted average shares outstanding... 12,258,045
                                                      ==========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       Shares

[LOGO OF SATELLINK COMMUNICATIONS, INC. APPEARS HERE]

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------

                               J.C.Bradford&Co.

                         Morgan Keegan & Company, Inc.

                                        , 1999

-------------------------------------------------------------------------------

  We have not authorized any dealer, salesperson or other person to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is current only as of its date.

                     Dealer Prospectus Delivery Obligation

  Until      , 1999 (25 days after the date of this prospectus), all dealers that effect transactions in the common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts except the SEC registration fee and the NASD filing fee are estimated.

   SEC registration fee............................................... $ 14,067
   NASD filing fee....................................................    5,560
   Accounting fees and expenses.......................................  350,000
   Nasdaq National Market listing fee.................................   40,000
   Legal fees and expenses............................................  260,000
   Printing and engraving expenses....................................  200,000
   Blue sky fees and expenses.........................................    2,000
   Directors and officers' insurance..................................   15,000
   Transfer agent and registrar fees and expenses.....................   10,000
   Miscellaneous......................................................    3,373
                                                                       --------
     Total............................................................ $900,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  The Bylaws of the Company state that the Company shall indemnify and save harmless the directors, officers, employees and agents of the Company for personal losses or damages incurred for acts or omissions done or not done on behalf of the Company in accordance with the Company's indemnification policy (the "Policy"). The Policy provides that the Company shall indemnify and hold harmless any person who was or who is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than in an action by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if he or she acted in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director, officer, employee or agent of the Company shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the Policy, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Otherwise, any indemnification shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct. Such a determination shall be made: (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel then employed by the Company, in a written opinion; or (3) by the affirmative vote of a majority of the shares entitled to vote thereon.

Item 15. Recent Sales of Unregistered Securities


  During 1996, the Company approved the conversion of all outstanding shares of Class B Common Stock into Class A common stock. As of January 31, 1998, 2,071 shares of Class B common stock have been converted into 175,025 shares of Class A common stock, and there are no remaining shares of Class B common stock outstanding. In February 1996, the Company issued and sold 105,625 shares of Class A common stock for cash consideration of $2.37 per share and received proceeds of $250,000 in a transaction exempt from registration under the Securities Act pursuant to Section 4(2) thereunder.

  On April 3, 1998, the Company issued and sold 4,500 shares of Series D redeemable preferred stock together with warrants to purchase an aggregate of 163,800 shares of common stock for cash consideration of $1,000 per share in a transaction exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D thereunder. The shares of Series D redeemable preferred stock and related warrants were offered to and purchased by a limited number of accredited investors, including certain directors and executive officers of the Company. Pursuant to the terms of the designation of the Company's Series D redeemable preferred stock, all outstanding shares of Series D redeemable preferred stock will be redeemed contemporaneously with the consummation of the offering through proceeds realized from the offering.

  On December 8, 1998, the Company issued and sold 2,533,893 shares of common stock to the shareholders of the Cape Fear Paging Companies in exchange for all of the issued and outstanding capital stock of the Cape Fear Paging Companies in a transaction exempt from the Securities Act pursuant to Rule 506 of Regulation D thereunder.

  During fiscal 1997, the Company granted to principals of Breckenridge options to purchase 169,000 shares of common stock at an exercise price of $3.68 per share (the estimated fair value at the date of grant) in consideration of services provided in connection with several of the Company's acquisitions. These options have a term of five years and vested immediately. During fiscal 1998, the Company granted options to employees to purchase 153,422 shares of common stock at an exercise price of $4.62 per share (the estimated fair value at the date of grant). These options to employees have terms of ten years and vest ratably over a period of four years.

Item 16. Exhibits and Financial Statement Schedules.

  (a) The following exhibits are filed as a part of this Registration
Statement:

 Exhibit
   No.                           Description of Exhibit
 -------                         ----------------------
   1     Underwriting Agreement.
   3.1   Restated Articles of Incorporation of the Company.
   3.2   Bylaws of the Company.
   3.3   Amended and Restated Articles of Incorporation of the Company
   3.4   Amended and Restated Bylaws of the Company
   4.1   Stockholders Agreement, dated August 1, 1988, by and between Satellink
         Paging, Inc. and the several stockholders of the Company.
   4.2   Debenture Purchase Agreement and Amendment to Stockholders Agreement,
         dated July 25, 1989, by and between Satellink Paging, Inc. and the several stockholders of the Company.
  *4.3   Series A Preferred Stock Purchase Agreement and Second Amendment to
         Stockholders Agreement, dated by and among Satellink Paging, Inc., the several purchasers and the several security holders of the Company.
   4.4   Second Amended and Restated Warrant Agreement, as amended, dated
         November 17, 1995, by and between Satellink Paging, Inc. and
         Creditanstalt American Corporation.
   4.5   First Amendment, dated May 31, 1996, to Second Amended and Restated
         Warrant Agreement by and between Satellink Paging, Inc. and
         Creditanstalt American Corporation
   4.6   Second Amendment, dated June 27, 1997, to Second Amended and Restated
         Warrant Agreement by and between Satellink Paging, Inc. and
         Creditanstalt American Corporation.
   4.7   Series C Convertible Preferred Stock Securities Purchase Agreement,
         dated November 17, 1995, by and among Satellink Paging, Inc. and
         Creditanstalt American Corporation. (The Company has entered into agreements substantially similar in all material respects to this agreement. A schedule of such similar agreements is attached to this exhibit).
   4.8   Form of Preferred Stock and Warrant Purchase Agreement, dated April 3,
         1998, by and among Satellink Communications, Inc. and the several purchasers of Series D preferred stock.
   5     Form of opinion regarding legality.
  10.1   Satellink Communications, Inc. 1997 Long-Term Incentive Plan.
  10.2   Asset Purchase Agreement, dated February 1, 1997, by and among
         Satellink Paging LLC, Saner Communications, Inc. and Michael J. Saner.
  10.3   Merger Agreement, dated May 23, 1997, by and among Satellink Paging,
         Inc., A. Lee Pickard and Satellink Paging LLC.
  10.4   Shareholder Agreement, dated May 25, 1995, between C.R., Inc., Cape
         Fear Paging Company of North Carolina and Satellink Paging, Inc.
  10.5   Merger Agreement, dated January 27, 1998, by and among Premier Paging,
         Inc., Premier Paging of New Orleans, Inc., the shareholders of Premier
         Paging, Inc., the shareholders of Premier Paging of New Orleans, Inc.
         and Satellink Paging, LLC.
  10.6   Asset Purchase Agreement, dated May 31, 1996, between Satellink
         Paging, Inc., C.R., Inc., James Sowell, Larry Simmons and Jay Lee
         Jameson, as Trustee of The Safeton Trust.
  10.7   Asset Purchase Agreement, dated February 15, 1997, by and among
         Satellink Paging, LLC, Call One, Inc., James Sowell, Larry Simmons and
         Jay Lee Jameson, as Trustee of The Safeton Trust.

  Exhibit
    No.                           Description of Exhibit
  -------                         ----------------------
  10.8    Option to Purchase Common Stock of Satellink Communications, Inc.
          executed in favor of Donald W. Rochow of The Breckenridge Group, Inc.
          (The Company has entered into agreements substantially similar in all material respects to this agreement. A schedule of such similar agreements is attached to this exhibit).
  10.9    Third Amended and Restated Loan and Security Agreement, dated June
          27, 1997, by and among Satellink Communications, Inc., Satellink
          Paging, LLC, certain named Lenders and Creditanstalt- Bankverein.
  10.10   First Amendment, dated March 11, 1998, to Third Amended and Restated
          Loan and Security Agreement by and among Satellink Communications,
          Inc., Satellink Paging, LLC, certain named Lenders and Creditanstalt-
          Bankverein.
  10.11   Merger Agreement, dated as of November 6, 1998, by and among Cape
          Fear Paging Company of North Carolina, Cape Fear Paging Company, CF
          Paging Corporation, the shareholders of Cape Fear Paging Company of
          North Carolina, Cape Fear Paging Company and CF Paging Corporation,
          and Satellink Communications, Inc. and Satellink Paging, LLC.
 **10.12  Sales and Distribution Agreement, dated May 21, 1996, between Paging
          Network of Atlanta, Inc. and Satellink Paging, Inc.
 **10.13  Agency Agreement for Private Carrier Paging (Georgia), dated March 4,
          1992, between Preferred Networks, Inc. and Satellink Paging, Inc.
  10.14   Non-exclusive Reseller Agreement, dated January 18, 1994, between
          Satellink Paging, Inc. and Alabama Network USA, Inc.
  10.15   Pager Supply Agreement, dated May 5, 1997, between FM Concepts,
          L.L.C. and Info Telecom S.A.
 **10.16  Distribution Agreement, dated April 2, 1990, between CUE Paging
          Corporation and Satellink Paging, Inc., as amended by that certain
          Amendment to the Distribution Agreement, dated April 2, 1990.
 **10.17  Regional Affiliate Agreement, dated August 20, 1990, between CUE
          Paging Corporation and C.R., Inc., as assigned to Satellink Paging,
          Inc.
 **10.18  Distribution Agency Agreement, dated November 29, 1989 between
          Satellink Paging, Inc. and Southern Connections, Inc. (The Company
          has entered into agreements substantially similar in all material respects to this agreement. A schedule of such similar agreements is attached to this exhibit).
 **10.19  Reseller Agreement, dated October 17, 1997, between Destineer
          Corporation and Satellink Paging, Inc. d/b/a/ Satellink Messaging
  10.20   Stock Purchase Agreement, dated April 9, 1998 by and among Satellink
          Paging, LLC and Hyde's Stay In Touch, Inc. and R. Daniel Hyde, Jr.
  10.21   Amendment to Stock Purchase Agreement, dated May 1, 1998, by and among Satellink Paging, LLC and Hyde's Stay in Touch, Inc. and R.
          Daniel Hyde, Jr.
  10.22   Stock Purchase Agreement, dated May 1, 1998, by and among Satellink
          Paging, LLC and 9077 Broadcasting, Inc. and R. Daniel Hyde, Jr.
  21      Subsidiaries of the Company.
  23.1    Consent of Alston & Bird LLP (included in Exhibit 5).
  23.2    Consent of Arthur Andersen LLP.
  23.3    Consent of James N. Rachel.
  24      Power of Attorney (included in the signature page hereto).
  27      Financial Data Schedule.

--------
 * To be filed by amendment.
** Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 406(b)(2) under the Securities Act. In accordance with Rule 406(b)(2), these confidential portions have been omitted from this exhibit and filed separately with the Commission.

  (b) The following Financial Statement Schedule of Satellink Communications, Inc. is included in this Registration Statement:

Schedule II: Valuation and Qualifying Accounts for the Years Ended July 31, 1996, 1997 and 1998.

Item 17. Undertakings.

  (f) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (i) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roswell, State of Georgia, on the 28th day of January, 1999.

                                          SATELLINK COMMUNICATIONS, INC.

                                                   /s/ Jerry W. Mayfield
                                          By: _________________________________
                                                     Jerry W. Mayfield
                                              Chairman of the Board, President
                                                            and
                                                  Chief Executive Officer

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry W. Mayfield and Daniel D. Lensgraf, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and to sign any registration statement (and any post-effective amendments thereto) effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposed as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact, agent or their substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 28, 1999.

              Signature                                      Title
              ---------                                      -----

        /s/ Jerry W. Mayfield          Chairman of the Board, President and Chief
______________________________________  Executive Officer (Principal Executive Officer)
          Jerry W. Mayfield

        /s/ Daniel D. Lensgraf         Senior Vice President -- Finance & Administration
______________________________________  and Chief Financial Officer (Principal Financial
          Daniel D. Lensgraf            and Accounting Officer)

                                       Director
______________________________________
          James O. Carpenter

                                       Director
______________________________________
           Marc A. Comeaux

        /s/ Robert D. Gage, IV         Director
______________________________________
          Robert D. Gage, IV

         /s/ Gordon E. Kaiser          Director
______________________________________
           Gordon E. Kaiser

      /s/ Stiles A. Kellett, Jr.       Director
______________________________________
        Stiles A. Kellett, Jr.

         /s/ David C. Massey           Director
______________________________________
           David C. Massey

         /s/ Robert P. Poche           Director
______________________________________
           Robert P. Poche
         /s/ V. Weyher Dawson          Director
______________________________________
           V. Weyher Dawson


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS AS TO SCHEDULE

To Satellink Communications, Inc.:

We have audited in accordance with generally accepted auditing standards, the financial statements of Satellink Communications, Inc. (a Georgia corporation) and subsidiaries as of July 31, 1997 and 1998 and for each of the three years in the period ended July 31, 1998, and have issued our report thereon dated December 18, 1998. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed under Schedule II herein as it relates to Satellink Communications, Inc. and subsidiaries is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

 /s/ Arthur Andersen llp

Atlanta, Georgia
December 18, 1998

                SATELLINK COMMUNICATIONS, INC. AND SUBSIDIARIES

  SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS YEARS ENDED JULY 31, 1996, 1997, 1998.

                                      Charged to
                                    Beginning Costs          Ending
            Description               and Balance   Expense Writeoffs  Balance
            -----------             --------------- ------- ---------  -------
1996 Allowance for doubtful
 accounts..........................      60,761     253,285 (115,136)  198,910
1997 Allowance for doubtful
 accounts..........................     198,910     968,945 (722,828)  445,027
1998 Allowance for doubtful
 accounts..........................     445,027     855,022 (677,841)  622,208

                                      S-2